                                                                Exhibit 99.1


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to what action you should take, please consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services Act 1986.

If you have recently sold or transferred any of your Ordinary Shares in Dialog, please send this document, together with the accompanying form of proxy, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

A copy of this document, which comprises listing particulars relating to Dialog as required by the listing rules made under section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 149 of that Act.

Application has been made to the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List. It is expected that Admission will become effective and that dealings will commence on 4 May 2000.

-------------------------------------------------------------------------------

                           THE DIALOG CORPORATION PLC

               PROPOSED SALE OF THE INFORMATION SERVICES DIVISION
                    ISSUE OF 16,335,413 NEW ORDINARY SHARES
                            AT 170.5 PENCE PER SHARE
                      CHANGE OF NAME TO BRIGHT STATION PLC

-------------------------------------------------------------------------------
The New Ordinary Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "US Securities Act"), or any securities laws of any state in the United States. This document is being provided to existing shareholders who are resident in the United States or are US Persons (as defined in Regulation S under the US Securities Act) solely for the purpose of giving notice of the Extraordinary General Meeting and providing certain information to shareholders in connection with voting at the Extraordinary General Meeting. Neither this document nor any copy of it may, without the express consent of the Company and PricewaterhouseCoopers Corporate Finance be taken or transmitted into the United States or to any US Person for any other purpose. Persons outside the UK into whose possession this document comes are required to inform themselves about, and to observe, any restrictions or legal requirements in relation to the distribution of this document. Any failure to comply with these requirements may constitute a violation of the laws of the relevant jurisdiction.

A notice of an Extraordinary General Meeting of Dialog to be held at The Royal Automobile Club, 89 Pall Mall, London SW1Y 5HS on 27 April 2000 at 2.00 p.m. is set out on page 87 of this document. Shareholders will find a form of proxy for use at the meeting enclosed. To be valid, the form of proxy should be completed, signed and returned in accordance with the instructions on it to the Company's registrars at ComputerShare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG as soon as possible but, in any event, so as to arrive not later than 2.00 p.m. on 25 April 2000.

PricewaterhouseCoopers Corporate Finance, which is authorised to carry on investment business in the UK by The Institute of Chartered Accountants in England and Wales, is acting for Dialog and no one else in connection with the Proposals, and will not be responsible to anyone other than Dialog for providing the protections afforded to customers of PricewaterhouseCoopers Corporate Finance or for providing advice in relation to the Proposals, these Listing Particulars or any transaction or arrangement referred to herein.

                                    CONTENTS


                                                                                               Page

PART I:         Letter from Chairman of Dialog                                                   3

PART II:        Financial information relating to the Information Services Division             11

PART III:       Preliminary results of Dialog for the year ended 31 December 1999               13

PART IV:        Other financial information on Dialog                                           18

PART V:         Pro forma statement of net assets                                               65

PART VI:        Additional information                                                          67

DEFINITIONS                                                                                     86

NOTICE OF EXTRAORDINARY GENERAL MEETING                                                         87


                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS


Latest time and date for receipt of forms of proxy      2.00 p.m. on 25 April 2000
for the Extraordinary General Meeting

Extraordinary General Meeting                           2.00 p.m. on 27 April 2000

Earliest date on which the Sale Agreement and                           3 May 2000
the Subscriptions can become unconditional

Commencement of dealings on the London Stock Exchange                   4 May 2000
in the New Ordinary Shares

                            EXCHANGE RATE CONVERSION

Unless otherwise stated, a conversion rate of $1.59 : GBP1 (the symbol "GBP" is used in this document to denote British pounds sterling), representing the rate prevailing on 31 March 2000, has been applied in this document, for illustrative purposes only.

                              ACCOUNTING STANDARDS

Unless otherwise stated, all financial information and references to the financial prospects of the Continuing Group in this document are on the basis of UK GAAP, which differs in a number of significant respects from US GAAP.

                                     PART I

                         LETTER FROM CHAIRMAN OF DIALOG

DIRECTORS:                                           REGISTERED AND HEAD OFFICE:
Allen Thomas - NON-EXECUTIVE CHAIRMAN                The Communications Building
Daniel Wagner - CHIEF EXECUTIVE                              48 Leicester Square
Patrick Sommers - CHIEF OPERATING OFFICER+                       London WC2H 7DB
David Mattey - CHIEF FINANCIAL OFFICER
Stephen Maller - CHIEF TECHNOLOGY OFFICER*
Jason Molle - PRESIDENT OF THE AMERICAS*
Ciaran Morton - PRESIDENT EUROPE, MIDDLE EAST, AFRICA AND ASIA PACIFIC*
Ian Barton - NON-EXECUTIVE
Marmaduke Hussey - NON-EXECUTIVE
Richard Swank - NON-EXECUTIVE
* TO RESIGN ON COMPLETION
+ TO RESIGN AS AN EXECUTIVE DIRECTOR BUT CONTINUE AS A NON-EXECUTIVE

                                                                    3 April 2000

TO SHAREHOLDERS, HOLDERS OF WARRANTS AND, FOR INFORMATION ONLY, TO OPTION
HOLDERS

Dear Shareholder,

           PROPOSED SALE OF THE GROUP'S INFORMATION SERVICES DIVISION
        ISSUE OF 16,335,413 NEW ORDINARY SHARES AT 170.5 PENCE PER SHARE
                      CHANGE OF NAME TO BRIGHT STATION PLC

1.      INTRODUCTION

On 23 March 2000 your Board announced details of the proposed refinancing and restructuring of Dialog through the sale of the Group's Information Services Division (ISD), which has historically accounted for approximately 95 per cent. of the Group's revenues, to Thomson for $275 million (approximately GBP173 million) in cash. Net proceeds of the Sale are anticipated to be of the order of $269 million (approximately GBP169 million). On completion of the Sale, the Company and Thomson will form a strategic alliance, involving Thomson licensing and acting as a reseller for the technologies of the Continuing Group and the Company acting as a reseller of Thomson's content. The proceeds of the Sale will enable the Group to repay in full all of its outstanding senior and high yield debt, which totals approximately $260 million (approximately GBP164 million). Your Directors believe that the sale of ISD represents the best way forward as a means of addressing the Group's debt burden and exiting from a business which requires substantial capital to achieve its full potential, whilst importantly retaining the Group's promising and fast growing knowledge management and eCommerce interests.

Thomson will also subscribe 9,297,290 New Ordinary Shares in the Company for a cash consideration of GBP15.9 million, giving Thomson a holding of 5.4 per cent. of the enlarged issued share capital of the Company.

On completion of the Sale, Jiyu Holdings has also agreed to subscribe 7,038,123 New Ordinary Shares in the Company for GBP12 million in cash, giving Jiyu 4.1 per cent. of the enlarged issued share capital of the Company.

The effect of the Sale will be to reposition the Group to focus on its eCommerce and Web Solutions Divisions. The net proceeds of the Sale and the Subscriptions will also provide the Continuing Group, after repayment of the indebtedness referred to above, with funds to enable the eCommerce and Web Solutions businesses to be developed. In addition the Board is intending to create a new Internet Ventures Division, an investment business that will focus on developing promising Internet and eCommerce start-ups, leveraging the Company's leading edge technologies, management experience and capital. To reflect this repositioning of the Group, the Company will, on completion of the Proposals, be re-named Bright Station plc.

In view of their size, the Sale and Subscriptions are conditional upon the approval of Dialog's shareholders, which will be sought at an Extraordinary General Meeting of the Company. The Sale is also conditional upon the acceptance by approximately 95 per cent. of Noteholders of the tender offer being made contemporaneously to them, whereby the Notes will be repaid at par.

The purpose of this document is to provide you with details of the Sale, the Subscriptions and the proposed change of name and to explain why the Directors believe that the Proposals are in the best interests of Shareholders as a whole. A notice convening an Extraordinary General Meeting of the Company, at which resolutions to approve the Proposals will be proposed, is set out at the end of this document.

2.      BACKGROUND TO AND REASONS FOR THE PROPOSALS

(a)     KNIGHT-RIDDER ACQUISITION

In November 1997, the Company acquired Knight-Ridder Information (KRI), including the Dialog and DataStar brands and its technology assets for $420m. The acquisition was funded by a combination of equity, senior debt and high yield notes.

Following the completion of essential restructuring and cost reduction efforts through 1998, in February 1999 the Company took its first step in focusing on its three principal areas of opportunity, splitting the Group into three major divisions:

-    ISD, containing the information products and services;

- WSD, containing technology patents and resources, the InfoSort content indexing technology, Muscat natural language search technology and the WebTop/WebCheck and K-Working solutions; and

- ECD, containing the OfficeShopper business and Sparza business-to-business eCommerce technologies.

Through 1998 and 1999, the Board focused some of the Company's limited investment resources on the WSD and ECD businesses, enabling the launch of K-Working solutions, the WebTop.com search engine, Sparza eCommerce software solutions and OfficeShopper business supplies eCommerce service. Nevertheless, the advancement of the growth opportunities across all three divisions was severely constrained by the Company's capital structure and the requirements of the lending banks and, as a result, servicing the debt funding has, in the event, proved a major challenge for a growing business with other major requirements to be met from its cashflow.

(b)     STRATEGIC REVIEW

In order to consider how best to resolve these constraints and deliver growth in shareholder value, the Group commenced a formal strategic review in 1999 in conjunction with its advisers. The process involved a lengthy period of discussions with various third parties with respect to various fund raising proposals (i.e. strategic investment and asset sales, for example the Company's Responsive Database Services and CD ROM businesses). The process has been a significant distraction for the senior management team from running the day to day business. During this process it was also made clear that the Board was prepared to consider all of the strategic alternatives available.

The Board believes that both the eCommerce and Web Solutions Divisions have very strong technology platforms capable of delivering significant shareholder value but that this potential cannot be fully realised whilst the Group is constrained by a capital structure that is inappropriate for investment in such businesses. The Board firmly believes that the Proposals will allow greater transparency of the value and opportunity of the WSD and ECD.

On completion of the Proposals, the Company will be made up of three divisions: the existing, high growth, Web Solutions and eCommerce Divisions, and a new Internet Ventures Division that will inject a combination of the Company's technologies, management expertise and capital into promising new Internet and eCommerce start-ups.

(C)     THE SALE

As a result of the strategic review, your Board has concluded that the Sale of the Information Services Division and the consequent application of the proceeds to repay the outstanding debt presents the best way forward to providing appropriate funding to the Company's technology-based operations thereby restoring the opportunity for delivering enhanced shareholder value.

In the year ended 31 December 1999, the ISD generated profit before tax of GBP19.2 million (1998: GBP25.5 million) on turnover of GBP165.1 million (1998: GBP165.3 million). As at 31 December 1999, the ISD had net assets of GBP39.4 million (1998: GBP42.1 million). Further information on ISD is set out in Part II of this document.

Thomson is a major e-information and solutions group with significant business interests in media and publishing which has explicitly recognised the value of Dialog's InfoSort indexing technologies and its knowledge management solutions. Thomson's strategic investment reflects its support for further technology development in the delivery of content and their desire to participate in the technological initiatives that the Group currently has planned.

Under the terms of the Sale Agreement, Dialog has agreed to sell to Thomson the ISD, comprising the entire issued share capital of various subsidiaries of each of The Dialog Corporation plc and Dotcom Investments BV, including The Dialog Corporation (the Company's North American subsidiary) in its entirety, together with the business of the ISD as carried on by The Dialog Corporation plc comprising the business of "Dialog", "Profound" and "Datastar", for a consideration of $115 million payable in cash and the repayment to the Company of intra-group debt of $160 million on Completion. The ISD will be sold cash free and the consideration is subject to a working capital adjustment, which together allow Dialog to retain the benefits of operating profits made by the ISD up to Completion. Net proceeds from the Sale are expected to be of the order of $269 million (approximately GBP169 million). The Board expects to report a loss of approximately GBP100 million relating to the Sale, subject to foreign exchange differences.

Under Thomson, the ISD will benefit from the greater capital resources that can be devoted to the business as well as from the synergies inherent in Thomson's existing and substantial content collection and global infrastructure. It is expected that existing staff and management will remain in place. Consequently, both parties envisage that the transfer of operations can be achieved with limited disruption to customers and staff.

Dialog has also agreed on completion of the Sale to allot to Thomson the shares being subscribed by it for a total subscription price of GBP15,851,879 payable on Admission.

The Sale Agreement contains warranties given by Dialog in respect of the ISD and also certain post-Completion restrictions on Dialog whereby Dialog will not compete with the ISD within its main areas of business. A summary of the principal terms of the Sale Agreement are set out in paragraph 10 of Part VI of this document.

Completion of the Sale Agreement is conditional upon:

-    shareholder approval;

-    compliance with the US Hart Scott Rodino Anti-Trust Improvements Act 1976;

- the consent of the holders of a majority of the outstanding principal amount of the Notes and the Trustee to various amendments of the Indenture;

- Noteholders holding at least 95 per cent. of the principal amount of the Notes having tendered and not withdrawn their Notes for redemption;

- each of the Banks and the Facility Agent (both as defined in the Facility Agreement dated 17 October 1997 (as amended) and summarised in Part VI of this document) having executed a letter providing for the waiver of certain provisions of, and payment and satisfaction of Dialog's obligations under, the Facility Agreement; and

- approval from the German Federal Cartel Office on terms reasonably satisfactory to Thomson.

all such conditions having been satisfied or waived by or on 15 June 2000.

The Directors do not anticipate any delay to the Sale to arise from either compliance with the US Hart Scott Rodino Anti Trust Improvements Act 1976 or approval from the German Federal Cartel Office.

If the Directors cease to recommend the Sale and Shareholder approval is not obtained, Dialog will be obliged to pay $2.75 million to Thomson as compensation for its costs and expenses in connection with the Sale.

On Completion of the Sale, Dialog will also enter into various other agreements with Thomson, including a Reseller Agreement and a Software Licence and Maintenance Agreement. The Reseller Agreement will give the Company the right to sell ISD products for a period of not less than three years from Completion of the Sale Agreement. The Software Licence and Maintenance Agreement will give Thomson the right to use software owned by the Company for use in the products of ISD (eg InfoSort). The Company will also provide maintenance services in relation to the InfoSort software. Further details of these agreements are set out in paragraph 10 of Part VI of this document.

The Company has secured the necessary temporary waivers to ensure compliance with the financial covenants under its senior debt facility agreement. In anticipation of and conditional upon repayment from the proceeds of the Sale, the senior lending banks have agreed to waive, on a temporary basis, any event of default otherwise arising as a result of non-compliance. If the Proposals were not to proceed, there is no certainty that the senior lending banks would continue to agree to such waivers. In addition, the senior lending banks have conditionally agreed to waive all exit and utilisation fees under the facility agreement.

The Company has an obligation to repay approximately $10.9 million of senior indebtedness on 9 May 2000 and interest on the Notes of $9.9 million falling due on 15 May 2000. In the absence of the Sale, the Group does not have sufficient cash or available headroom within its existing banking facilities to meet its near term debt servicing payments, and would have to seek alternative funding from existing or new lenders. There can be no assurance that the Company would succeed in obtaining such alternative funding, and there would therefore be a significant risk that the Company would have to seek protection from its creditors through the appropriate UK and US procedures. Provided, however, that the Proposals are approved by Shareholders and Noteholders, Completion and refinancing would be expected to be achieved by 4 May 2000 thereby resolving the Company's capital structure and facilitating the subscription of $44 million of new equity.

IT IS THEREFORE IMPORTANT FOR THE FUTURE OF THE GROUP THAT THE PROPOSALS ARE APPROVED BY SHAREHOLDERS AT THE EGM ON 27 APRIL 2000.

(d)     DEBT REPAYMENT

As part of the overall refinancing proposals, the Group appointed Wasserstein Perella & Co., Inc. ("Wasserstein Perella") to provide financial advice and assistance to the Company in connection with the restructuring of the Company's $180 million Notes and $87 million senior credit facility. As a consequence, the Company has tendered for 100 per cent. of the Notes at par, conditional upon the acceptance by holders of 95 per cent. of the issue, such level having been set by the Board, as advised by Wasserstein Perella, bearing in mind the working capital requirements of the Continuing Group.

In addition to the above, the senior lenders, who are supportive of the Proposals, are being repaid at par.

(e)     THOMSON'S SUBSCRIPTION

As part of the refinancing proposals, Thomson has agreed to subscribe for 9,297,290 New Ordinary Shares at 170.5 pence per share, which will represent 5.4 per cent. of the Company's enlarged issued share capital on completion of the Proposals. The subscription price of 170.5 pence per share is based on the closing price for an Ordinary Share on 21 March 2000 less five per cent. The Board firmly believes that Thomson's ongoing strategic interest is a strong validation of the Company's technology platforms and the prospects for them.

(f)     JIYU'S SUBSCRIPTION

Following a series of discussions in recent years in relation to possible trading relationships, Jiyu Holdings has agreed, subject to completion of the Sale and the creation by the Company of an Internet eCommerce incubator division, to subscribe for 7,038,123 New Ordinary Shares at 170.5 pence per share, which will represent 4.1 per cent. of the Company's enlarged issued share capital on completion of the Proposals. The subscription price of 170.5 pence per share is based on the closing price for an Ordinary Share on 21 March 2000 less five per cent.

Jiyu Holdings is a private investment company, unconnected to any of Dialog's existing shareholders or investors. Jiyu's principal shareholder already has substantial investments in a group of high technology companies (operating in Europe, the Far and Middle East) involved in the manufacture of digital set-top boxes and other satellite receiving equipment.

The Board recommends the Subscriptions as being in the interests of the Company due to the strategic value of these alliances and the obvious financial benefits of raising additional capital. The five per cent. discount was reached following detailed negotiations and is consistent with the ABI guidelines.

3.      GROUP POST ISD SALE

(a)     BACKGROUND AND MANAGEMENT'S TECHNOLOGY CREDENTIALS

After the Sale, the Board believes that the Company will be well placed to take advantage of its growth opportunities with a strong capital position and potentially no debt obligations. Additionally, management will be able to concentrate its full energy on developing, marketing and selling the WSD and ECD products and services.

The executive management team of Dialog has consistently demonstrated its expertise in successfully anticipating and developing products and services and technical innovations to lead into existing markets and develop new markets. In its formative years, the Group successfully developed and introduced InfoSort as an innovative tool for intelligent filing and searching diverse databases. The product has been further developed and improved in subsequent applications that have been instrumental in creating added value for Dialog's customers whether it is through Web Solutions such as the strategic alliance with Fujitsu, or the development of the recently launched WebCheck desktop application.

In addition, the management team were amongst the first to recognise and anticipate the impact of the Internet's potential to deliver information to end users and the requirements for browser-based intuitive products that could be utilised by business users and consumers alike. The Company has also constructed new technologies that are well positioned to take advantage of the new digital economy. The management of the Company has also been successful in securing contracts with a number of third parties, including the DTI, the BBC, Fujitsu and Freeserve.

The Board believes that search, structuring and eCommerce technologies will be the fundamental backbone of Internet and eCommerce businesses in the 21st century.

(b)     THE BUSINESSES OF THE CONTINUING GROUP

A summary of the Company's continuing businesses and their strategies is as follows:

WEB SOLUTIONS DIVISION (WSD)

WSD is the "search and structure" technology division. It owns the intellectual property rights for the Company's proprietary InfoSort automatic indexing and Muscat probabilistic searching technologies. The focus of the division is to leverage these technology assets individually or together in the form of various commercial applications such as its WebTop.com Internet search engine, WebCheck concept-based desktop search application, and K-Working suite of knowledge management tools.

ECOMMERCE DIVISION (ECD)

ECD is the eCommerce technology arm of the Company. It owns the intellectual property rights to its proprietary Sparza eCommerce software. The focus of the division is to leverage its eCommerce technology assets both in providing business-to-business eCommerce software solutions to businesses, manufacturers, wholesalers and resellers, and through eCommerce services such as OfficeShopper -- an award-winning Internet-based supplier of business supplies. OfficeShopper will continue to grow its user base through both direct sales and through alliances with consumer-focused partners such as Freeserve.

INTERNET VENTURES DIVISION (IVD)

IVD will seek to develop in-house, and to assist externally generated, business opportunities in the Internet and eCommerce areas. It will do this with the application of the Company's proprietary search, structuring and eCommerce technologies, management expertise and investment capital. The Board also has proposed a strategic relationship with leading UK Internet incubator Oxygen Holdings plc. Oxygen board member Matthew Freud will join the investment panel of IVD and Dialog Chief Executive Dan Wagner will be appointed to the investment committee of Oxygen Holdings. The Board intends to make such investments in the coming months as and when suitable opportunities arise. The IVD will be developed further following Completion. As at the date of this document, this division has made no material investments.

(c)     FINANCIAL INFORMATION

As shown in the preliminary results set out in Part III, in the year ended 31 December 1999, the businesses making up the Continuing Group generated operating profit (before allocation of central overheads) of GBP1.8 million (1998: GBP0.9 million) on turnover of GBP9.3 million (1998: GBP4.1 million).

Part V of this document sets out, for illustrative purposes only, an unaudited proforma statement of net assets of Dialog reflecting the effect of implementing the Proposals.

4.      CHANGE OF NAME

As a result of the Sale of ISD to Thomson, together with the Dialog brand name, the Board is proposing to change the name of the Company, to reflect better the activities of the Group going forward. Whilst the eCommerce and Web Solutions Divisions offer immediate opportunities for growth and value creation, the Board is also focusing on the longer term through expanding into new areas of technology. On that basis it is proposed that the Company's name be changed to Bright Station plc. A resolution to approve this change of name will be proposed at the Extraordinary General Meeting.

5.      CURRENT TRADING AND PROSPECTS

The preliminary results for the year ended 31 December 1999 were published on 23 March 2000. The full text of this announcement is set out in Part III of this document.

Overall, Group revenues in 1999 rose 2 per cent. from the prior year level to GBP174.5 million. The increase was principally driven by revenues from Dialog's strategic partnership with leading technology conglomerate Fujitsu, which favourably benefited the WSD. Operating profit amounted to GBP15.1 million, against GBP20.7 million in 1998, reflecting provisions against the value of the Company's investments in 4th Network and Frost and Sullivan, together with seasonally weak trading in the final quarter of the year.

The businesses which comprise the Continuing Group showed strong revenue growth in the year with WSD revenues increasing 97.5 per cent. to GBP7.9 million and ECD revenues reaching GBP1.4 million in that division's first full year of trading.

The Continuing Group as a whole has not yet achieved the level of revenues necessary to provide the Group with operating results which are positive at the earnings level. The Continuing Group will look to invest significantly in building the profile and sales pipeline for its Web and eCommerce technologies and assets. Although management anticipates strong revenue growth, this increased investment will have a consequential impact on earnings for the year. There can be no assurance that the Continuing Group will achieve overall profitability in the near term.

The Board expects to manage actively the Continuing Group's net expenditure, and will, in particular, review carefully the pattern of revenues and overall expenditure in the coming months in order to ensure that the Continuing Group's working capital requirements do not exceed its available sources of capital. In due course, additional sources of equity are likely to be identified for some of the individual businesses, to ensure they achieve their potential.

It is the intention of the Board to continue to report its results on a divisional basis every quarter and to maintain its listings on the London Stock Exchange and NASDAQ. Pending approval of the resolutions at the Extraordinary General Meeting to be held on 27 April 2000, the trading symbol for the Continuing Group will become BSN on the London Stock Exchange and BSTN on NASDAQ.

6.      BOARD COMPOSITION

The impact of the Proposals will be to alter radically the Group's operational structure and, in particular, to reduce significantly the current head count, as employees of the ISD will be transferred to Thomson. Accordingly it is intended that all the executive Directors, apart from Dan Wagner and David Mattey, will resign from the Board and move with the ISD to Thomson. Pat Sommers will, however, remain a non-executive director of the Company.

7.      EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an Extraordinary General Meeting to be held at The Royal Automobile Club, 89 Pall Mall, London SW1Y 5HS on Thursday, 27 April 2000 at 2.00 p.m. at which resolutions will be proposed to:

(a)     approve the Sale;

(b) increase the Company's authorised share capital from GBP1,998,270 to GBP2,500,000 by the creation of 50,173,000 new Ordinary Shares (an increase of 25 per cent.) for the purposes of the Subscription;

(c) give the Directors the power to allot ordinary shares up to GBP163,355 in connection with the Subscriptions being approximately 9.5 per cent. of the enlarged issued share capital (such authority to expire on 31 July 2000) and to disapply pre-emption rights in connection with the Subscriptions;

(d) give the Directors the power to allot securities generally up to GBP572,123 being 33 per cent. of the enlarged issued share capital following Admission, such authority to expire on 27 April 2005;

(e) disapply pre-emption rights in relation to rights and other pre-emptive issues to shareholders and otherwise in respect of up to 8,581,838 Ordinary Shares (representing approximately 5% of the enlarged issued share capital of the Company following Admission), such authority to expire on 27 April 2005; and

(f)     approve the Company's change of name to Bright Station plc.

8.      FURTHER INFORMATION

Your attention is drawn to Parts II to VI of this document which provide additional information on the matters discussed above.

9.      ACTION TO BE TAKEN

A form of proxy for use at the Extraordinary General Meeting by Shareholders is enclosed. If you are a Shareholder, you are requested to complete, sign and return the form of proxy, whether or not you intend to be present at the meeting, and return it to the Company's Registrars at ComputerShare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG as soon as possible and in any event so as to arrive not later than 2.00 p.m. on 25 April 2000. The completion and return of a form of proxy will not prevent you from attending the meeting and voting in person should you subsequently wish to do so.

10.     RECOMMENDATION

In summary, the Directors believe that the Proposals address the two key objectives identified in the strategic review of eliminating the debt burden and repositioning the Group on two core divisions, which have exhibited significant growth and will now have secure cash resources to support their future development. The Directors draw Shareholders' attention to the fact that if Shareholder approval is not obtained, the Company will be obliged to pay $2.75 million to Thomson as compensation for its costs and expenses in connection with the Sale.

After completion of the Sale, the Company will be well placed to take advantage of its growth opportunities without the challenges inherent in servicing a large debt position. Management will be able to concentrate their full energies on developing the WSD and ECD products and will be in possession of the funds to aid that expansion.

YOUR DIRECTORS CONSIDER THE PROPOSALS TO BE IN THE BEST INTERESTS OF THE COMPANY AND SHAREHOLDERS AS A WHOLE. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS TO VOTE IN FAVOUR OF THE RESOLUTIONS TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING AS THEY INTEND TO DO IN RESPECT OF THEIR OWN ENTIRE BENEFICIAL AND NON-BENEFICIAL INTERESTS OF 21,034,287 SHARES REPRESENTING
13.55 PER CENT. OF THE CURRENT ISSUED SHARE CAPITAL.

                                Yours faithfully

                                  Allen Thomas
                                    Chairman

                                    PART II

      FINANCIAL INFORMATION RELATING TO THE INFORMATION SERVICES DIVISION

1.      PREPARATION OF THE FINANCIAL INFORMATION

The financial information presented below in respect of ISD is extracted without material adjustment from consolidation returns used for preparing the consolidated financial statements of Dialog for the three years ended 31 December 1998 and from the consolidation returns used for preparing the unaudited preliminary results of Dialog for the year ended 31 December 1999.

The financial information comprises a combined profit and loss account for the four years ended 31 December 1999 and balance sheets as at 31 December 1998 and 31 December 1999, excluding the effects of certain funding balances used to finance the Group as this debt is not transferred as part of the Sale and has not been used to fund the operating activities of the ISD over the four years ended 31 December 1999. The financial information has been prepared in accordance with the accounting policies of Dialog in place as at 31 December 1998.

The statutory accounts of Dialog for the three years ended 31 December 1998 have been delivered to the Registrar of Companies. The statutory accounts contain unqualified auditor's reports under section 235 of the Act and did not contain statements under section 237(2) or (3) of the Act.

Consolidated accounts were not prepared for ISD for the three years ended 31 December 1998 as there is no legal requirement to do so. The financial information presented below does not represent statutory accounts as defined by section 240 of the Act.

2.      PROFIT AND LOSS ACCOUNTS

The unaudited combined profit and loss accounts of ISD for the four years ended 31 December 1999 are as follows:

                                           YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                          31 DECEMBER     31 DECEMBER     31 DECEMBER     31 DECEMBER
                                                 1996            1997            1998            1999
                                              GBP'000         GBP'000         GBP'000         GBP'000
                                             --------         -------         -------         -------
TURNOVER                                       21,413          43,856         165,311         165,133
Cost of sales                                  (7,237)        (17,155)        (69,901)        (66,224)
                                             --------        --------        --------        --------
GROSS PROFIT                                   14,176          26,701          95,410          98,909
Distribution costs - exceptional                   --          (1,313)             45              --
                   - other                     (9,933)        (15,623)        (20,707)        (20,961)
Administrative expenses - exceptional              --          (9,247)         (2,628)             --
                        - other                (7,975)        (10,063)        (38,822)        (48,064)
Amortisation/write off
of development costs - exceptional                 --          (7,990)             --              --
                     - other                   (2,170)         (3,558)         (7,761)         (9,142)
Amounts written off investments                    --              --              --          (1,423)
Operating profit/(loss) - exceptional              --         (18,550)         (2,583)             --
                        - other                (5,902)         (2,543)         28,119          19,319
OPERATING PROFIT/(LOSS)                        (5,902)        (21,093)         25,536          19,319
Interest payable and similar charges             (189)           (112)            (45)           (106)
                                             --------        --------        --------        --------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
BEFORE TAXATION                                (6,091)        (21,204)         25,491          19,213
Taxation on profit/(loss) on
ordinary activities                              (164)           (323)           (769)           (989)
                                             --------        --------        --------        --------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER
TAXATION                                       (6,255)        (21,527)         24,722          18,224
Minority equity interests                         (28)             11            (391)           (188)
                                             --------        --------        --------        --------
PROFIT FOR THE FINANCIAL YEAR                  (6,283)        (21,516)         24,331          18,036
                                             ========        ========        ========        ========

NOTES:

1. The exceptional items relate to the integration of Knight-Ridder Information into the existing Dialog business.

3.      BALANCE SHEETS

The unaudited balance sheets of ISD as at 31 December 1998 and 1999 were as follows:

                                                      31 DECEMBER  31 DECEMBER
                                                             1998         1999
                                                          GBP'000      GBP'000
                                                          -------      -------
FIXED ASSETS
Intangible assets                                          22,367       26,154
Goodwill                                                    1,679        1,638
Tangible assets                                            17,365       13,466
Investments                                                 7,026        6,504
                                                          -------      -------
                                                           48,437       47,762
                                                          -------      -------
CURRENT ASSETS
Stocks                                                        221           60
Debtors                                                    41,788       30,597
                                                          -------      -------
                                                           42,009       30,657
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR            (40,636)     (33,100)
                                                          -------      -------
NET CURRENT ASSETS/(LIABILITIES)                            1,373       (2,443)
                                                          -------      -------
TOTAL ASSETS LESS CURRENT LIABILITIES                      49,810       45,319
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR    (3,043)      (5,296)
PROVISIONS FOR LIABILITIES AND CHARGES                     (4,652)        (633)
                                                          -------      -------
NET ASSETS                                                 42,115       39,390
                                                          =======      =======
Funded by the Group                                        41,285       38,847
Minority interest                                             830          543
                                                          -------      -------
                                                           42,115       39,390
                                                          =======      =======

                                    PART III

       PRELIMINARY RESULTS OF DIALOG FOR THE YEAR ENDED 31 DECEMBER 1999

Set out below are the preliminary results of Dialog, which were released on 23 March 2000 (an exchange rate conversion of $1.61: GBP1, representing the rate on 31 December 1999 has been applied).

"THE DIALOG CORPORATION plc

FULL-YEAR FINANCIAL SUMMARY

- 1999 Group revenues rose 2 per cent. to GBP174 ($281.2) million, compared to 1998 levels;

- The increase was driven by revenues from Dialog's strategic partnership with leading technology conglomerate Fujitsu, which favourably benefited the Company's Web Solutions Division (WSD);

- Operating profit amounted to GBP15.1 ($24.3) million against GBP20.7 ($33.4) million for 1998, reflecting provisions against investments (as described below) and seasonally weak trading in the Final Quarter;

- ISD revenues decreased marginally from GBP165.3 ($266.4) million in 1998 to GBP165.1 ($266.1) million in 1999;

- WSD revenues increased 97.5 per cent. to GBP7.9 ($12.7) million in 1999, compared to 1998; and

- ECD revenues reached GBP1.4 ($2.3) million in the division's first full year of trading.

OPERATIONAL HIGHLIGHTS

- WebTop.com, a new concept-based search engine, revolutionising the way in which people can search the Internet, was previewed by Dialog in December 1999 and launched in March 2000;

- WebCheck, a concept-based searching tool featuring "drag and drop" technology for searching an entire sentence, paragraph, document or email, was recently introduced as a complementary, desktop application of WebTop;

- Dialog launched a new suite of global knowledge management software products under the "K-Working" brand name, in the latter part of 1999;

- End-user Internet portals, which accept credit card payments for usage were introduced, in conjunction with a corporate alliance with Netscape Communications;

- Fujitsu unveiled its first Japanese product incorporating Dialog's proprietary InfoSort indexing technology;

- Dialog raised its strategic investment stake in natural language searching tool company, Muscat Ltd., from 70 per cent. to 100 per cent.; and

- The world's first Web-based trade statistics resource -- TradStat Web (www.tradstatweb.com) -- was launched by Dialog in November.

During much of the fourth quarter, management and the Board focused their collective efforts on resolving the Company's debt situation, which has culminated in today's announcement of the proposed sale of the Information Services Division (ISD) to The Thomson Corporation. As discussed, this sale will allow the Company to pay off its outstanding debt in full, and importantly, invest needed capital in its other, fast-growing divisions as well as a new third division focused on investment in and the nurturing of, promising Internet and high-tech business start-ups.

Several non-recurring items impacted the Group's 1999 results, including provisions against investments of GBP4.6 ($7.4) million relating to investments in 4th Network (now renamed eHotel) and Frost and Sullivan. Additionally, the Group recorded an approximate GBP1.6 ($2.6) million increase in

Amortisation of Development Costs, compared to 1998. Renegotiations of Dialog's Senior Bank Facility in November 1999 also added GBP0.5 ($0.8) million one-time costs related to legal and advisory fees.

Assuming shareholder and bondholder approval of the proposed sale of ISD to Thomson, the Group expects to report a one-off loss relating to the transaction in the first half of 2000. In the absence of the proposed sale, the Group faces issues with regard to working capital and near term debt servicing payments which it would find extremely challenging to address from any alternative sources of funds.

Since the year end, Dialog's eCommerce division (ECD) entered into an exclusive alliance with leading UK Internet service provider Freeserve plc (NASDAQ: FREE; LSE:FRE), to provide a co-branded version of Dialog's OfficeShopper via the business channel of Freeserve's Internet portal, at http://www.freeserve.net.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
FOR THE YEAR ENDED 31 DECEMBER 1999

                                                                     1999        1998
                                                                  GBP'000     GBP'000
                                                                 --------    --------
TURNOVER                                                          174,452     170,762
Cost of sales                                                     (68,174)    (71,618)
                                                                 --------    --------
GROSS PROFIT                                                      106,278      99,144
Distribution costs                                                (22,118)    (21,560)
Administrative expenses - exceptional                                  --      (2,628)
Administrative expenses - other                                   (54,677)    (44,170)
Amortisation of development costs/goodwill                         (9,749)     (7,760)
Amounts written off investments                                    (4,619)     (2,300)
                                                                 --------    --------
OPERATING PROFIT                                                   15,115      20,726
Exceptional item - provision for closure of business                 (911)         --
                 - gain on sale of fixed asset investments             --       2,069
Net interest payable                                              (18,061)    (17,231)
                                                                 --------    --------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION               (3,857)      5,564
Taxation on (loss)/profit on ordinary activities                   (1,478)       (769)
                                                                 --------    --------
(LOSS)/PROFIT ON ORDINARY AFTER TAXATION                           (5,335)      4,795
Minority equity interests                                             (50)       (356)
                                                                 --------    --------
RETAINED (LOSS)/PROFIT                                             (5,385)      4,439
                                                                 ========    ========
(Loss)/earnings per share (pence)                                    (3.5)        2.9
Shares used in computing (loss)/earnings per share (thousands)    151,929     150,579

CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 31 DECEMBER 1999

                                                               1999        1998
                                                            GBP'000     GBP'000
FIXED ASSETS
Intangible assets                                            27,030      23,154
Goodwill                                                      9,805       7,676
Tangible assets                                              14,338      17,870
Investments                                                   9,635      12,354
                                                           --------    --------
                                                             60,808      61,054
                                                           --------    --------
CURRENT ASSETS
Stocks                                                           60         221
Debtors                                                      36,690      42,781
Cash at bank and in hand                                     10,521       4,494
Assets held for resale                                           --         992
                                                           --------    --------
                                                             47,271      48,488
CREDITORS (AMOUNTS FALLING DUE WITHIN ONE YEAR)             (71,574)    (58,845)
                                                           --------    --------
NET CURRENT LIABILITIES                                     (24,303)    (10,357)
                                                           --------    --------
TOTAL ASSETS LESS CURRENT LIABILITIES                        36,505      50,697
CREDITORS (AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR)   (137,370)   (139,741)
PROVISIONS FOR LIABILITIES AND CHARGES                       (1,430)     (4,697)
                                                           --------    --------
                                                           (102,295)    (93,741)
                                                           ========    ========
CAPITAL AND RESERVES - EQUITY
Called up share capital                                       1,549       1,514
Share premium account                                       154,949     152,128
Shares to be issued                                             967         967
Profit and loss account                                    (260,303)   (249,427)
                                                           --------    --------
EQUITY SHAREHOLDERS' FUNDS                                 (102,838)    (94,818)
Minority interest                                               543       1,077
                                                           --------    --------
TOTAL SHAREHOLDERS' FUNDS                                  (102,295)    (93,741)
                                                           ========    ========

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
FOR THE YEAR ENDED 31 DECEMBER 1999

                                                                            1999       1998
                                                                         GBP'000    GBP'000

NET CASH INFLOW FROM OPERATING ACTIVITIES                                 33,583     34,151
                                                                         -------    -------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                            303        205
Interest paid on bank loans and overdrafts                               (16,945)   (15,251)
Interest paid on finance leases                                             (106)       (46)
                                                                         -------    -------
                                                                         (16,748)   (15,092)
                                                                         -------    -------
TAXATION PAID                                                               (911)      (349)
                                                                         -------    -------
CAPITAL EXPENDITURE
Payments to develop intangible assets                                    (12,178)   (11,762)
Payments to acquire tangible fixed assets                                 (4,536)    (7,223)
Receipts from sales of tangible fixed assets                                  78        211
                                                                         -------    -------
                                                                         (16,636)   (18,774)
                                                                         -------    -------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                           --       (965)
Cash impact of revisions to fair values                                       --     (2,284)
Payments to acquire minority interest in subsidiary undertakings            (428)    (1,720)
Net cash acquired with subsidiary undertaking                                 --        (33)
Purchase of share in joint venture                                        (1,235)    (1,086)
Expenses in connection with purchase of subsidiary undertakings               --       (471)
Proceeds from sale of assets held for resale/investments                     777      7,123
Expenses in connection with sale of asset held for resale                   (303)        --
                                                                         -------    -------
                                                                          (1,189)       564
                                                                         -------    -------
CASH (OUTFLOW)/INFLOW BEFORE THE USE OF LIQUID RESOURCES AND FINANCING    (1,901)       500
                                                                         -------    -------
MANAGEMENT OF LIQUID RESOURCES
Net receipts from sales of investments
  with original maturity date of less than one year                           --        620
                                                                         -------    -------
FINANCING
Net proceeds on issue of ordinary share capital                              142        458
Debt due within one year
-- Increase in borrowings                                                 13,187         --
-- Increase in finance leases                                              1,549         --
-- Repayment of loans                                                    (22,004)    (9,551)
Debt due after one year
-- New secured loan                                                       15,593         --
-- Increase in finance leases                                              1,509         --
-- New unsecured loan                                                         --         --
Expenses on raising of debt                                               (1,246)       (29)
Repayment of capital element of finance leases                              (525)      (549)
                                                                         -------    -------
                                                                           8,205     (9,671)
                                                                         -------    -------
INCREASE/(DECREASE) IN CASH                                                6,304     (8,551)
                                                                         =======    =======

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                         1999        1998
                                                      GBP'000     GBP'000

Increase/(decrease) in cash in the period               6,304      (8,551)
Cash used to decrease lease financing                     525         549
Cash acquired from issue of debt (net of expenses)    (27,533)         29
Cash used to repay loans                               22,004       9,551
Cash acquired from short-term borrowings                   --          --
Cash acquired from new finance leases                  (3,058)         --
Increase in liquid resources and cash deposits
  with original maturity date of less than one year        --        (620)
                                                     --------    --------
Change in net debt from cash flows                     (1,758)        958
Other non-cash changes                                 (1,274)       (946)
New finance leases                                     (2,003)         --
Effect of foreign exchange rate changes                (4,894)      1,695
                                                     --------    --------
Movement in net debt in period                         (9,929)      1,707
Net debt at beginning of period                      (144,197)   (145,904)
                                                     --------    --------
Net debt at end of period                            (154,126)   (144,197)
                                                     ========    ========

COMPOSITION OF TURNOVER AND OPERATING PROFIT
(UNAUDITED) FOR THE YEAR ENDED 31 DECEMBER 1999

                                             1999                   1998
                                                OPERATING              OPERATING
                                      TURNOVER     PROFIT    TURNOVER     PROFIT
                                       GBP'000    GBP'000     GBP'000    GBP'000
                                      --------   --------    --------   --------
Information Services                   165,133     19,319     165,311     25,536
Web Solutions and Internet software      7,918      3,023       4,010      1,013
eCommerce                                1,401     (1,188)         77        (69)
Other                                       --     (3,213)      1,364     (2,927)
Central overheads                           --     (2,826)         --     (2,828)
                                      --------   --------    --------   --------
                                       174,452     15,115     170,762     20,726
                                      ========   ========    ========   ========

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies act 1985. The financial statements for the year ended 31 December 1998 have been reported on by the company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The unaudited results for the year ended 31 December 1999 have been prepared in accordance with the accounting policies stated in the 1998 Annual Report and Accounts."

                                    PART IV

                     OTHER FINANCIAL INFORMATION ON DIALOG

A.      NATURE OF FINANCIAL INFORMATION

The financial information set out in this Part IV has been extracted without material adjustment from the audited consolidated financial statements and report of the remuneration committee of Dialog for the three financial years ended 31 December 1998. It represents profit and loss accounts and cash flow statements and associated notes for the three years ended 31 December 1998, balance sheets and associated notes as at 31 December 1997 and 1998 and the balance sheet as at 31 December 1996.

The financial information concerning Dialog does not constitute statutory accounts within the meaning of section 240 of the Act. Copies of the audited accounts of Dialog for the three years ended 31 December 1998 have been delivered to the Registrar of Companies in England. Each of the accounts contained an auditors' report by the Dialog's auditors (PricewaterhouseCoopers for the year ended 31 December 1998 and Price Waterhouse for the two years ended 31 December 1997) under Section 235 of the Act. Those reports were not qualified within the meaning of Section 262 of the Act and none of those reports contained a statement in the form referred to in Section 237(2) or (3) of the Act.

B.      CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the years ended 31 December 1998, 1997 and 1996


                                                    1998
                                ---------------------------------------------
                                        TOTAL   RESTRUCTURING           TOTAL
                                   CONTINUING           COSTS      CONTINUING
                                     BUSINESS       AND OTHER        BUSINESS
                                       BEFORE     EXCEPTIONAL           AFTER
                                RESTRUCTURING           ITEMS   RESTRUCTURING
                                        COSTS         (NOTE 5)          COSTS
                        NOTES         GBP'000         GBP'000         GBP'000
TURNOVER                     2        170,762              --         170,762
Cost of sales                         (71,618)             --         (71,618)
                                     --------        --------        --------
GROSS PROFIT                           99,144              --          99,144
Distribution costs                    (21,605)             45         (21,560)
Administrative expenses               (44,170)         (2,628)        (46,798)
Amortisation/write-off
of development costs                   (7,760)             --          (7,760)
Amounts written off
investments                                --          (2,300)         (2,300)
                                     --------        --------        --------
OPERATING
PROFIT/(LOSS)              2,4         25,609          (4,883)         20,726
Gain on sale of fixed
asset investments            5             --           2,069           2,069
Interest receivable                       205              --             205
Interest payable and
similar charges              6        (17,436)             --         (17,436)
                                     --------        --------        --------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
BEFORE TAXATION                         8,378          (2,814)          5,564
Taxation on profit/(loss)
on ordinary activities       8           (769)             --            (769)
                                     --------        --------        --------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
AFTER TAXATION                          7,609          (2,814)          4,795
Minority equity interests   23           (356)             --            (356)
                                     --------        --------        --------
RETAINED PROFIT/
(DEFICIT)                   21          7,253          (2,814)          4,439
                                     ========        ========        ========
Earnings/(loss) per
share (pence)                9            4.8                             2.9
                                     --------        --------        --------
Fully diluted earnings/
(loss) per share (pence)     9            4.8                             2.9
                                     --------        --------        --------


                                                      1997                           1996
                                 ---------------------------------------------
                                         TOTAL   RESTRUCTURING           TOTAL
                                    CONTINUING       COSTS AND      CONTINUING
                                      BUSINESS           OTHER        BUSINESS
                                        BEFORE     EXCEPTIONAL           AFTER
                                 RESTRUCTURING           ITEMS   RESTRUCTURING
                                         COSTS         (NOTE 5)          COSTS
                        NOTES          GBP'000         GBP'000         GBP'000     GBP'000
TURNOVER                     2          46,082              --          46,082      21,443
Cost of sales                          (17,166)             --         (17,166)     (7,237)
                                      --------        --------        --------    --------
GROSS PROFIT                            28,916              --          28,916      14,206
Distribution costs                     (15,700)         (1,313)        (17,013)     (9,933)
Administrative expenses                (13,415)         (9,247)        (22,662)     (9,975)
Amortisation/write-off
of development costs                    (3,558)         (7,990)        (11,548)     (2,170)
Amounts written off
investments                                 --              --              --          --
                                      --------        --------        --------    --------
OPERATING
PROFIT/(LOSS)              2,4          (3,757)        (18,550)        (22,307)     (7,872)
Gain on sale of fixed
asset investments            5              --           4,035           4,035          --
Interest receivable                        338              --             338       1,027
Interest payable and
similar charges              6          (2,498)             --          (2,498)       (189)
                                      --------        --------        --------    --------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
BEFORE TAXATION                         (5,917)        (14,515)        (20,432)     (7,034)
Taxation on profit/(loss)
on ordinary activities       8            (323)             --            (323)       (164)
                                      --------        --------        --------    --------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
AFTER TAXATION                          (6,240)        (14,515)        (20,755)     (7,198)
Minority equity interests   23              11              --              11         (28)
                                      --------        --------        --------    --------
RETAINED PROFIT/
(DEFICIT)                   21          (6,229)        (14,515)        (20,744)     (7,226)
                                      ========        ========        ========    ========
Earnings/(loss) per
share (pence)                9            (6.2)                          (20.5)       (7.8)
                                      --------        --------        --------    --------
Fully diluted earnings/
(loss) per share (pence)     9            (6.1)                          (20.4)       (7.7)
                                      --------        --------        --------    --------



C.      CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                1998        1997       1996
                                                             GBP'000     GBP'000    GBP'000
Gain/(loss) for the financial year                             4,439     (20,744)    (7,226)
Consolidated translation differences on
foreign currency net investments                                 680      (3,099)      (477)
                                                               -----     -------     ------
Total recognised gains and losses for the financial year       5,119     (23,843)    (7,703)
                                                               =====     =======     ======

The profit and loss accounts shown above have been prepared on a historical cost basis.

D.      CONSOLIDATED BALANCE SHEETS
as at 31 December 1998, 1997 and 1996


                                                                     1998        1997        1996
                                                        NOTES     GBP'000     GBP'000     GBP'000
FIXED ASSETS
Intangible assets                                          10      23,154      21,624       8,311
Goodwill                                                   11       7,676          --          --
Tangible assets                                            12      17,870      19,354       6,991
Investments                                                13      12,354      18,374       2,135
                                                                   ------      ------      ------
                                                                   61,054      59,352      17,437

CURRENT ASSETS
Stocks                                                                221         232         104
Debtors: amounts due within one year                       14      42,781      43,205       8,126
Debtors: amounts due after one year                        14          --         615          --
Assets held for resale                                     30         992       7,384          --
Cash and bank deposits                                              4,494      13,722       8,038
                                                                   ------      ------      ------
                                                                   48,488      65,158      16,268
CREDITORS (AMOUNTS FALLING DUE WITHIN ONE YEAR)            15     (58,845)    (45,201)     (6,687)
                                                                   ------      ------      ------
NET CURRENT (LIABILITIES)/ASSETS                                  (10,357)     19,957       9,581

TOTAL ASSETS LESS CURRENT LIABILITIES                              50,697      79,309      27,018
CREDITORS (AMOUNTS FALLING DUE AFTER MORE
THAN ONE YEAR)                                             16    (139,741)   (162,681)       (796)
Provisions for liabilities and charges                     17      (4,697)     (7,583)       (142)
                                                                   ------      ------      ------
NET LIABILITIES                                                   (93,741)    (90,955)     26,080
                                                                   ======      ======      ======

CAPITAL AND RESERVES - EQUITY
Called up share capital                                    18       1,514       1,502         926
Share premium account                                      19     152,128     150,341      35,672
Shares to be issued                                        20         967          --          --
Profit and loss account                                    21    (249,427)   (243,524)    (10,561)
                                                                   ------      ------      ------
Equity shareholders' funds                                 22     (94,818)    (91,681)     26,037
Minority equity interest                                   23       1,077         726          43
                                                                   ------      ------      ------
Total shareholders' funds                                         (93,741)    (90,955)     26,080
                                                                   ======      ======      ======


E.      COMPANY BALANCE SHEETS
as at 31 December 1998 and 1997


                                                                           1998        1997
                                                              Notes     GBP'000     GBP'000
FIXED ASSETS
Intangible assets                                                10       4,650       4,157
Tangible assets                                                  12       2,842       2,030
Investments                                                      13     284,836     282,286
                                                                        -------     -------
                                                                        292,328     288,473

CURRENT ASSETS
Stocks                                                                       27          28
Debtors                                                          14      40,734      29,139
Cash at bank and in hand                                                     --         184
                                                                        -------     -------
                                                                         40,761      29,351
CREDITORS (AMOUNTS FALLING DUE WITHIN ONE YEAR)                  15     (55,435)    (16,575)
                                                                        -------     -------
NET CURRENT (LIABILITIES)/ASSETS                                        (14,674)     12,776
                                                                        -------     -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   277,654     301,249
CREDITORS (AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR)         16    (136,709)   (155,806)
                                                                        -------     -------
NET ASSETS                                                              140,945     145,443
                                                                        =======     =======
CAPITAL AND RESERVES - EQUITY
Called up share capital                                          18       1,514       1,502
Share premium account                                            19     152,128     150,341
Shares to be issued                                              20         967          --
Profit and loss account                                          21     (13,664)     (6,400)
                                                                        -------     -------
Total shareholders' funds                                        22     140,945     145,443
                                                                        =======     =======


F.      CONSOLIDATED CASH FLOW STATEMENT
for the years ended 31 December 1998, 1997 and 1996


                                                                                     1998        1997        1996
                                                                        NOTES     GBP'000     GBP'000     GBP'000
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
ACTIVITIES                                                                 25      34,151       3,175      (5,841)
                                                                                 --------    --------    --------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Dividends paid to minority shareholders in subsidiary undertakings                     --         (41)         --
Interest received                                                                     205         353         885
Interest paid on bank loans and overdrafts                                        (15,251)       (585)         (3)
Interest paid on finance leases                                                       (46)       (119)       (198)
                                                                                 --------    --------    --------
                                                                                  (15,092)       (392)        684
                                                                                 --------    --------    --------
TAXATION PAID                                                                        (349)       (158)        (20)
                                                                                 --------    --------    --------
CAPITAL EXPENDITURE
Payments to develop intangible assets                                             (11,762)     (2,747)     (3,237)
Payments to acquire tangible fixed assets                                          (7,223)     (1,987)     (3,554)
Receipts from sale of tangible fixed assets                                           211         178          18
                                                                                 --------    --------    --------
                                                                                  (18,774)     (4,556)     (6,773)
                                                                                 --------    --------    --------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                        11        (965)   (262,623)        (50)
Cash impact of revisions to fair values                                            (2,284)         --          --
Payment to acquire minority interests in a subsidiary undertaking          11      (1,720)         --          --
Net cash acquired with subsidiary undertakings                                        (33)     11,907          --
Purchase of share in joint venture                                                 (1,086)       (610)         --
Expenses in connection with purchase of subsidiary undertakings                      (471)     (3,857)         --
Proceeds of sale of investments                                             5       7,123          --          --
Payments made in connection with sale of technology                                    --        (562)         --
                                                                                 --------    --------    --------
                                                                                      564    (255,745)        (50)
                                                                                 --------    --------    --------
CASH INFLOW/(OUTFLOW) BEFORE THE USE OF
LIQUID RESOURCES AND FINANCING                                                        500    (257,676)    (12,000)
                                                                                 --------    --------    --------
MANAGEMENT OF LIQUID RESOURCES
Cash withdrawn from deposit                                                26         620          --          --
Net receipts from sale of investments with original maturity
date of less than one year                                                             --       5,380      15,646
                                                                                 --------    --------    --------
FINANCING
Net proceeds on issue of Ordinary share capital                                       458     111,302          --
Net proceeds on issue of Senior Credit Facility                                        --      52,836          --
Net proceeds on issue of Senior Subordinated Notes                                     --     102,844          --
Debt due within one year:
- Repayment of loans                                                               (9,551)         --          --
Expenses on issue of Ordinary share capital                                            --        (755)     (1,068)
Expenses on raising of Senior Credit Facility and Senior
Subordinated Notes                                                                    (29)     (1,608)         --
Repayment of capital element of finance leases                                       (549)     (1,491)     (1,012)
                                                                                 --------    --------    --------
                                                                                   (9,671)    263,128      (2,080)
                                                                                 --------    --------    --------
(DECREASE)/INCREASE IN CASH                                                        (8,551)     10,832       1,566
                                                                                 --------    --------    --------
RECONCILIATION OF NET CASH FLOW
TO MOVEMENT IN NET (DEBT)/FUNDS
(Decrease)/increase in cash in the period                                          (8,551)     10,832       1,566
Cash used to decrease lease financing                                                 549       1,491       1,012
Cash acquired from issue of debt (net of expenses)                                     29    (154,072)         --
Cash used to repay loans                                                            9,551          --          --
Decrease in liquid resources and cash deposits with original
maturity dates of more than one year                                                 (620)     (5,380)    (15,646)
                                                                                 --------    --------    --------
Change in net (debt)/funds from cash flows                                            958    (147,129)    (13,068)
Other non-cash changes                                                               (946)       (119)         --
New finance leases                                                                     --        (122)       (464)
Effect of foreign exchange rate changes                                             1,695      (4,422)         85
                                                                                 --------    --------    --------
Movement in net (debt)/funds in period                                              1,707    (151,792)    (13,447)
Net (debt)/funds at beginning of period                                          (145,904)      5,888      19,335
                                                                                 --------    --------    --------
Net (debt)/funds at end of period                                          27    (144,197)   (145,904)      5,888
                                                                                 ========    ========    ========


G.      NOTES TO THE FINANCIAL STATEMENTS

1.      ACCOUNTING POLICIES
The financial statements have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. There are significant differences between generally accepted accounting principles (GAAP) in the United Kingdom (UK) and the United States (US). A summary of these differences together with the reconciliation of net profit/(loss) and shareholders' equity from UK GAAP to US GAAP is provided in note 29 to these financial statements. Certain additional disclosures have been made to aid US readers of the financial statements. The following principal accounting policies have been applied:

ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROUP ACCOUNTS
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale.

GOODWILL
Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 - 20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition.

TURNOVER AND REVENUE RECOGNITION
Turnover represents database subscription sales, online and usage charges and design and implementation fees at invoiced amounts, exclusive of value added and other sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs of fulfilling obligations under the terms of the subscription contract are accrued at the time the income is recognised. Online and usage charges are recognised as the service is provided.

Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at the commencement of the subscription term. Some of the Group's US operations bill monthly under its `modular pricing' scheme, whereby subscriptions for access to the Group's service are raised on a monthly basis and are accounted for accordingly.

Annual CD-ROM usage fees are deferred and amortised over the life of the contract.

FIXED ASSETS
Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of all tangible fixed assets over their expected useful lives and is calculated at the following rates:

Equipment including personal computers  - 33% straight line
Leasehold improvements                  - 20% straight line
Motor vehicles                          - 25% straight line
Mainframe computers                     - 20% straight line
Fixtures and fittings                   - 20% straight line

Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

STOCKS
Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

FOREIGN CURRENCY
Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year-end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

FINANCIAL INSTRUMENTS
Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap would be matched to those arising from the underlying debt position.

INTANGIBLE FIXED ASSETS
Intangible fixed assets comprise both system and product development costs.

System development comprises costs associated with the Group's host computer systems and databases, and includes software licence fees and installation costs. These costs are amortised on a straight line basis over five years in line with the depreciation policy for the computer hardware used to host The Dialog Corporation's services.

Product development consists of the pre-launch costs associated with the development of new products. These include the costs of consultancy, programmers' salaries and related overheads including depreciation and lease interest on computer hardware wholly used for product development. These costs are amortised on a straight line basis over three years commencing in the first month of revenue generation from the developed product.

Product development costs are reviewed regularly for impairment and additional depreciation is charged, if necessary, to reduce the net amount carried forward on a product by product basis to net revenues expected to be generated from that product.

INDEXING COSTS
The cost of indexing information on the databases is deferred and amortised on a straight line basis over two years.

FIXED ASSET INVESTMENTS
Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

DEFERRED TAXATION
Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

LEASED ASSETS
Where assets are financed by leasing agreements that give rights approximating to ownership ("finance leases"), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account except for that proportion relating to assets wholly used for product development.

Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account except for that proportion relating to assets wholly used for product development. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

PENSION COSTS
The Group operates defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

FINANCE COSTS
Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

CONTENT PROVIDER AGREEMENTS
Certain of the Group's information provider agreements contain provisions for either fixed fees or minimum royalty payments irrespective of the usage revenues generated by the Group. The Group recognises these fixed fees or minimum royalty payments on a pro-rata basis in accordance with the terms of the contracts. The Group periodically reviews the projected revenues related to these arrangements and makes provision if fixed fees or minimum royalty commitments are not expected to be recovered from the related revenues.

CONCENTRATION OF CREDIT RISK
The Group's policy is to place its cash, cash equivalents and investments with high-quality -- financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash equivalents, investments and trade accounts receivable, which generally are not collateralised.

2.      SEGMENTAL ANALYSIS

On 2 February 1999, the Company announced the creation of three new operating divisions: the Information Services Division which provides an indexed online delivery system sourced principally in the United Kingdom and North America; the Web Solutions and Internet Software Division which licenses the Group's search technologies for corporate knowledge management solutions; and the eCommerce Division. Although these new divisions are not reportable segments, the analysis of Group turnover has been revised accordingly.

1998 includes a full year's results of Knight-Ridder Information, Inc. (KRII) as opposed to the previous year which only shows the results of KRII from the date of acquisition, being 14 November 1997. The composition of turnover is analysed as follows:


                                         1998      1997      1996
                                      GBP'000   GBP'000   GBP'000
Information Services:
- Usage sales                         136,992    28,040     9,366
- Subscription sales                   10,561    14,092    11,462
- CD-ROM sales                          8,737     1,134        --
- Other sales                           9,021       590       585
                                      -------   -------   -------
                                      165,311    43,856    21,413
Web Solutions and Internet Software     4,010       397        30
eCommerce                                  77        --        --
Other                                   1,364     1,829        --
                                      -------   -------   -------
                                      170,762    46,082    21,443
                                      =======   =======   =======

The "other" category relates to royalties earned from the provision of hotel
Internet access.

The composition of turnover by source is analysed as follows:


                                         1998      1997      1996
                                      GBP'000   GBP'000   GBP'000
United Kingdom                         17,243    29,013    21,443
North America                         129,478    14,367        --
Continental Europe                     17,231     2,244        --
Rest of the world                       6,810       458        --
                                      -------   -------   -------
                                      170,762    46,082    21,443
                                      =======   =======   =======

The composition of turnover by destination is analysed as follows:


                                         1998      1997      1996
                                      GBP'000   GBP'000   GBP'000
United Kingdom                         38,934    14,026     8,665
North America                          96,952    20,377     6,991
Continental Europe                     13,819     7,365     3,943
Rest of the world                      21,057     4,314     1,844
                                      -------   -------   -------
                                      170,762    46,082    21,443
                                      =======   =======   =======


The composition of operating profit/(loss) is analysed as follows:


                                           1998                                          1997                                1996
                            TOTAL                           TOTAL           TOTAL                           TOTAL
                       CONTINUING   RESTRUCTURING      CONTINUING      CONTINUING   RESTRUCTURING      CONTINUING
                         BUSINESS           COSTS        BUSINESS        BUSINESS       COSTS AND        BUSINESS
                           BEFORE       AND OTHER           AFTER          BEFORE           OTHER           AFTER
                    RESTRUCTURING     EXCEPTIONAL   RESTRUCTURING   RESTRUCTURING     EXCEPTIONAL   RESTRUCTURING
                            COSTS           ITEMS           COSTS           COSTS           ITEMS           COSTS
                          GBP'000         GBP'000         GBP'000         GBP'000         GBP'000         GBP'000         GBP'000
United Kingdom              8,498          (2,689)          5,809          (5,599)         (5,983)        (11,582)         (4,850)
North America              15,444          (2,781)         12,663            (375)        (10,107)        (10,482)         (3,900)
Continental Europe            921             587           1,508           2,288          (2,429)           (141)            826
Rest of the world             746              --             746             (71)            (31)           (102)             52
                           ------          ------          ------          ------         -------         -------          ------
                           25,609          (4,883)         20,726          (3,757)        (18,550)        (22,307)         (7,872)
                           ======          ======          ======          ======         =======         =======          ======

The operating profit/(loss) for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

The composition of net assets and total assets by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

The composition of net (liabilities)/assets is analysed as follows:


                                           1998        1997        1996
                                        GBP'000     GBP'000     GBP'000
United Kingdom                           13,003      20,387      15,153
North America                            37,720      38,403       2,909
Continental Europe                        2,481       3,293       1,395
Rest of the world                         1,514       5,807         623
                                       --------    --------     -------
Net operating assets                     54,718      67,890      20,080
Unallocated net (liabilities)/assets   (148,459)   (158,845)      6,000
                                       --------    --------     -------
                                        (93,741)    (90,955)     26,080
                                       ========    ========     =======


Unallocated net (liabilities)/assets comprise borrowings and cash deposits.

The composition of total assets is analysed as follows:


                                               1998      1997      1996
                                            GBP'000   GBP'000   GBP'000
United Kingdom                               28,382    28,287    21,280
North America                                66,546    78,325     3,770
Continental Europe                            7,771    10,376     1,937
Rest of the world                             6,843     7,522       718
                                           --------  --------   -------
Net operating assets                        109,542   124,510    27,705
Unallocated assets                               --        --     6,000
                                           --------  --------   -------
                                            109,542   124,510    33,705
                                           ========  ========   =======


Unallocated assets comprise cash deposits.

3.      STAFF NUMBER AND COSTS
Staff costs (including Directors) consist of:


                                                          1998     1997     1996
                                                       GBP'000  GBP'000  GBP'000
Wages and salaries                                      32,529   14,336   10,603
Social security costs                                    2,997    1,440    1,204
Other pension costs                                        910       51       --
                                                        ------   ------   ------
                                                        36,436   15,827   11,807
                                                        ======   ======   ======

Included above are staff costs of GBP9,260,000 (1997: GBP1,413,000; 1996:
GBP1,871,000) which represent costs of product and systems development and have been treated in accordance with the accounting policy for intangible fixed assets as set out in note 1 to these financial statements.

PENSION ARRANGEMENTS
The Group operates defined contribution pension schemes in the UK, the US and Switzerland. The pension cost charge represents contributions payable by the Group to the funds and amounted to GBP910,000 (1997: GBP51,000; 1996: GBPnil).

The assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

The average number of full-time employees during the year was:


                                                            1998    1997    1996
United Kingdom                                               275     217     228
North America                                                573     289     147
Continental Europe                                            99      43      26
Rest of the world                                             78      43      10
                                                          ------  ------   -----
                                                           1,025     592     411
                                                          ======  ======   =====

4.      OPERATING PROFIT/(LOSS)
This is arrived at after charging/(crediting):


                                                              1998       1997       1996
                                                           GBP'000    GBP'000    GBP'000
Hire of plant and machinery -- operating leases                 --        560         38
Hire of other assets -- operating leases                     5,160      1,272      1,048
Depreciation:
-- on owned assets                                           7,069      4,378      1,323
-- on leased assets                                            893        516        484
Amortisation/write-off:
-- of development costs                                      7,699     11,548      2,170
-- of goodwill                                                  61         --         --
Auditors' remuneration:
-- PricewaterhouseCoopers                                      229        197         75
-- other                                                        28         78         --
(Gain)/loss on foreign currency translations                  (290)       (60)        26
Loss/(profit) on disposal of fixed assets                       17        (15)        (2)
Net costs arising on reorganisation of Group's
 agency arrangements                                            --        267         --
Write-off of fixed asset investment (see notes 5 and 13)     2,300         --         --


The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 1998 of GBP100,000 (1997: GBP100,000; 1996:
GBP41,000).

Additional fees paid to PricewaterhouseCoopers (formerly Price Waterhouse) for non-audit services amounted to GBP8,000 in 1998 (1997: GBP1,433,000; 1996:
GBPnil). The fees paid in 1997 were in respect of the Company's acquisition of KRII in November 1997 and the associated financing.

Of the exceptional item of GBP267,000, which was charged against operating profit in 1997, GBP383,000 related to the cost of purchasing the Company's South African agency, offset by a gain of GBP116,000 on the assignment of the Group's former Japanese agency to Fujitsu.

The (loss)/profit for the year attributable to shareholders, dealt with in the accounts of The Dialog Corporation plc, is:


                                                          1998    1997    1996
                                                       GBP'000 GBP'000 GBP'000

                                                        (9,016)  4,120  (7,197)


As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

5.      RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS

Exceptional restructuring costs of GBP2.6 million have been charged as a result of the continuing integration of KRII. These costs consist of GBP1.8 million relating to the relocation of the US headquarters, GBP1.6 million relating to the termination of property leases and GBP0.9 million of various other restructuring charges, relating primarily to the integration of the sales force and one-off customer hostings. These costs have been offset by a write-back of GBP1.2 million relating to data centre convergence costs and GBP0.5 million relating to the removal of the Knight-Ridder Information name.

An exceptional write-down of GBP2.3 million has been charged to the profit and loss account relating to the Company's investment in Fourth Network Communications, Inc. (4th Network). The write-down, equivalent to 50 per cent. of the carrying value of the Company's investment, arose following the postponement of an initial public offering, originally scheduled for 1998, and the failure of 4th Network to raise significant alternative funds. The Company continues to monitor closely the carrying value of its investment in 4th Network.

On 6 May 1998, the Group disposed of its investment in NewsEdge Corporation, an online service provider, for net proceeds of GBP3.9 million. This resulted in a book profit on the disposal of GBP1.0 million.

On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of GBP3.2 million. This resulted in a book profit on the disposal of GBP1.1 million.

On 24 February 1997, the Company sold its hotel Internet access technology (and existing hotel contracts) to 4th Network and became their agent in Europe. In consideration the Company received 500,000 shares in 4th Network with an aggregate value of GBP4,597,000. The costs associated with the transfer were GBP562,000. There was no effect on the Group's tax charge as a result of this exceptional gain.

During the year ended 31 December 1997, exceptional restructuring costs of GBP18.6 million were charged as a result of the integration of KRII. Distribution costs of GBP1.3 million related to the removal of the Knight-Ridder Information name and logo from all printed materials, products and signage. Administrative expenses of GBP9.3 million consisted of GBP5.3 million relating to data centre integration costs, GBP2.2 million relating to the termination of property leases, GBP1.5 million relating to severance costs and GBP0.3 million relating to various other restructuring charges. Amortisation of GBP8.0 million related to the write-off of previously capitalised product development costs where these products were no longer being pursued by the enlarged Group.

6.      INTEREST PAYABLE AND SIMILAR CHARGES


                                          1998     1997      1996
                                       GBP'000  GBP'000   GBP'000
Bank loans and overdrafts:
- on Senior Subordinated Notes          12,013    1,701        --
- on Senior Credit Facility              4,399      659        --
- amortisation of debt fees                946       --        --
- on bank overdrafts                        33       26         3
                                        ------    -----    ------
                                        17,391    2,386         3
Finance Lease                               45      118       198
                                        ------    -----    ------
                                        17,436    2,504       201
Less: Lease finance costs capitalised       --       (6)      (12)
                                        ------    -----    ------
                                        17,436    2,498       189
                                        ======    =====    ======

7.      DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES


                                                      1998    1997    1996
                                                   GBP'000 GBP'000 GBP'000
Aggregate emoluments                                 1,326     773     650
Amounts paid to third parties                           51      38      38
Amounts paid to former Directors                        50     167      57
Contributions to money purchase pension schemes         12      --      --
                                                    ------    ----    ----
                                                     1,439     978     745
                                                    ======    ====    ====

Details of the full cost of each Director's remuneration package for the year ended 31 December 1998 are as follows:


                                                                 PENSION                    1998
                              FEES      SALARY    BENEFITS CONTRIBUTIONS       BONUS       TOTAL
                               GBP         GBP         GBP           GBP         GBP         GBP
M Mander (Chairman)         51,250          --          --            --          --      51,250
D Wagner                        --     165,250       2,828            --          --     168,078
P Sommers
(from 8 October 1998)           --      39,677          --            --          --      39,677
D Mattey                        --     141,586       2,794            --          --     144,380
J Molle                         --     125,200          --         3,314          --     128,514
S Maller                        --      98,625         216            --          --      98,841
C Morton                        --     114,000      10,880            --          --     124,880
A Thomas                    20,000          --          --            --          --      20,000
I Barton                    20,000          --          --            --          --      20,000
M Hussey                    20,000          --          --            --          --      20,000
D Smith*                        --     125,000      14,801         3,600          --     143,401
J Galt
(to 26 June 1998)               --     129,613          --         3,010     110,853     243,476
M Shipley
(to 30 June 1998)               --      91,606          --         2,131      62,130     155,867
G Burrows
(from 8 October 1998)*          --      30,894          --            --          --      30,894
                           -------   ---------     -------       -------     -------   ---------
                           111,250   1,061,451      31,519        12,055     172,983   1,389,258
                           =======   =========     =======       =======     =======   =========


* Derek Smith and Graham Burrows resigned on 2 February 1999.

Fees for non-executive Directors were set by the executive Directors following consultation with the Company's advisors.

Benefits include P11D benefits (non-cash compensation) for the UK Directors, as detailed in the Remuneration Committee Report.

Each of the executive Directors have service agreements with the Company for continuing employment unless and until terminated by either party by giving not less than twelve months' notice, except Patrick Sommers who was appointed in 1998 with an initial three year service agreement with notice reduced to twelve months in the third year of the agreement.

The amounts disclosed as fees paid to the Chairman were paid to Close Brothers Corporate Finance Ltd, his primary employer.

Thomas Teichman, who resigned as an executive Director on 24 May 1996, was paid GBP50,000 during the year under a consultancy agreement which terminated on 31 December 1998. His fees were paid to NewMedia Investors Ltd.

Details of the full cost of each Director's remuneration package for the year ended 31 December 1997 are as follows:


                                                                              1997
                                      FEES    SALARY  BENEFITS     BONUS     TOTAL
                                       GBP       GBP       GBP       GBP       GBP
M Mander (Chairman)                 37,500        --        --        --    37,500
D Wagner                                --   135,000     4,510    60,000   199,510
D Mattey                                --   113,333     3,729    50,000   167,062
D Smith                                 --   100,000    11,858    50,000   161,858
J Galt (from 14 November 1997)          --    23,788       525    11,607    35,920
S Maller                                --    80,000     2,236        --    82,236
M Shipley
  (from 14 November 1997)               --    14,971       353        --    15,324
J Molle (from 24 September 1997)        --    26,408     1,097    12,283    39,788
C Morton
  (from 24 September 1997)              --    24,411     3,442    10,000    37,853
I Barton                            15,000        --        --        --    15,000
M Hussey                            15,000        --        --        --    15,000
A Thomas
  (from 11 September 1997)           3,750        --        --        --     3,750
                                    ------   -------    ------   -------   -------
                                    71,250   517,911    27,750   193,890   810,801
                                    ======   =======    ======   =======   =======


Salaries were set by the Remuneration Committee prior to the beginning of the year.

Fees were set by the executive Directors following consultation with the Company's advisors.

Benefits include P11D benefits (non-cash compensation) for the UK Directors, as detailed in the Remuneration Committee Report.

J Galt, M Shipley and J Molle are all members of the Company's defined contribution scheme in the US and D Smith is a member of the Company's defined contribution scheme in the UK. The Company made no contributions to either scheme on their behalf during 1997.

The amounts disclosed as fees paid to the Chairman were paid to Close Brothers Corporate Finance Ltd, his primary employer. John Wagner, who retired as an executive Director on 27 November 1996, was paid GBP117,500 during the year. He received GBP100,000 in respect of a one year consultancy agreement. He also received a GBP17,500 marketing consultancy fee relating to the Company's acquisition of KRII.

Thomas Teichman, who resigned as an executive Director on 24 May 1996, was paid GBP50,000 during 1997. He has a two year consultancy agreement effective 1 January 1997 with a minimum guaranteed payment of GBP50,000 per year. His fees were paid to Newmedia Investors Ltd.

Details of the full cost of each Directors' remuneration package for the year ended 31 December 1996 are as follows:


                                                                                1996
                                                  FEES    SALARY  BENEFITS     TOTAL
                                                   GBP       GBP       GBP       GBP
M Mander (Chairman)                             37,500        --        --    37,500
D Wagner                                            --   135,500     3,416   138,916
D Mattey                                            --   113,833     2,047   115,880
D Smith (executive Director from 1 May 1996)     5,000    67,167     6,042    78,209
S Maller (from 31 January 1996)                     --    61,000     7,413    68,413
I Barton                                        15,000        --        --    15,000
M Hussey (from 9 May 1996)                      10,000        --        --    10,000
J Wagner (to 27 November 1996)                      --    84,739     1,500    86,239
B Nash                                              --    95,996     1,300    97,296
T Teichman (to 24 May 1996)                         --    38,889     1,714    40,603
                                                ------   -------    ------   -------
                                                67,500   597,124    23,432   688,056
                                                ======   =======    ======   =======

Fees and salary were set by the Remuneration Committee prior to the beginning of the year.

Benefits include P11D benefits (non-cash compensation) for the U.K. Directors, as detailed in the Remuneration Committee Report. During the year there were no pension arrangements in place for any Director.

Each of the executive Directors have service agreements with the Company for continuing employment unless and until terminated by either party by giving not less than twelve months' notice.

The amounts disclosed as fees paid to the Chairman were paid to Close Brothers
Corporate Finance Limited, his primary employer.

Thomas Teichman resigned as an executive director on 24 May 1996 but retained his full remuneration package until 31 December 1996.

The Directors who served during 1998 and their interests in the Ordinary share capital and options on shares of the Company were:

INTERESTS IN ORDINARY SHARES


                   1 JANUARY                                 31 DECEMBER
                       1998*      ACQUIRED      DISPOSALS         1998**
M Mander             900,327            --             --        900,327
D Wagner          17,034,780       400,000             --     17,434,780
P Sommers              8,000            --             --          8,000
D Mattey           2,335,200            --             --      2,335,200
J Molle              135,116            --             --        135,116
S Maller              25,441            --             --         25,441
C Morton             222,001            --        (20,000)       202,001
A Thomas             100,000            --             --        100,000
I Barton             479,139            --             --        479,139
M Hussey             242,610            --             --        242,610
D Smith              550,000            --             --        550,000
J Galt                    --            --             --             --
M Shipley                 --         2,000             --          2,000
G Burrows                 --            --             --             --
                  ----------     ---------      ---------     ----------
Total             22,032,614       402,000        (20,000)    22,414,614
                  ==========     =========      =========     ==========


* or date of appointment if later
** or date of resignation if earlier

Patrick Sommers holds 2,000 American Depositary Shares (ADSs) and the Ordinary share equivalent is shown above.

On 14 January 1998, Marck Shipley purchased 2,000 Ordinary shares.

On 6 August 1998, Daniel Wagner acquired a beneficial interest in a further 400,000 Ordinary shares.

On 28 September 1998, Ciaran Morton disposed of 20,000 Ordinary shares.

With respect to those Directors in office at 31 December 1998, all of their interests in the Ordinary shares of the Company are beneficial.

OPTIONS OVER ORDINARY SHARES


                                                   AT                      AT              DATE FROM
                                            1 JANUARY             31 DECEMBER  EXERCISE        WHICH     EXPIRY
                SCHEME                          1998*     GRANTED       1998+     PRICE  EXERCISABLE       DATE
D Wagner        Executive Scheme              163,636          --     163,636      110p     24/03/97   24/03/04
                Sharesave Scheme               19,602          --      19,602       88p     01/05/99   31/10/99
                Unapproved Scheme                  --      30,000      30,000      173p     30/04/01   30/04/05
                Unapproved Scheme                  --     130,000     130,000      150p     08/10/01   08/10/05
P Sommers       US Stock Option Plan**             --     200,000     200,000      150p     08/10/99   08/10/08
D Mattey        Executive Scheme              122,727          --     122,727      110p     24/03/97   24/03/04
                Sharesave Scheme               19,602          --      19,602       88p     01/05/99   31/10/99
                Unapproved Scheme                  --      30,000      30,000      173p     30/04/01   30/04/05
                Unapproved Scheme                  --     120,000     120,000      150p     08/10/01   08/10/05
J Molle         Unapproved Scheme              54,545          --      54,545      110p     24/03/97   24/03/01
                Unapproved Scheme              17,500          --      17,500      248p     04/10/98   04/10/02
                Unapproved Scheme              30,000          --      30,000    188.5p     14/03/00   14/03/04
                US Stock Option Plan**             --      30,000      30,000      173p     30/04/99   30/04/08
                US Stock Option Plan**             --     120,000     120,000      150p     08/10/99   08/10/08
                Employee Stock
                Purchase Plan***                   --       2,196       2,196      130p     31/03/99   31/03/99
S Maller        Executive Scheme               62,727          --      62,727      110p     24/03/97   24/03/04
                Executive Scheme               20,000          --      20,000       80p     25/04/98   25/04/05
                Executive Scheme               17,500          --      17,500      248p     04/10/98   04/10/05
                Sharesave Scheme                7,040          --       7,040       49p     01/12/99   31/05/00
                Sharesave Scheme                2,156          --       2,156       64p     01/06/00   30/11/00
                Sharesave Scheme                  308          --         308      224p     01/12/00   31/05/01
                Sharesave Scheme                  766          --         766      180p     01/06/01   30/11/01
                Sharesave Scheme                   --         569         569      137p     01/07/01   31/12/01
                Unapproved Scheme              30,000          --      30,000    188.5p     14/03/00   14/03/04
                Unapproved Scheme                  --      30,000      30,000      173p     30/04/01   30/04/05
                Unapproved Scheme                  --     120,000     120,000      150p     08/10/01   08/10/05
C Morton        Executive Scheme               61,364          --      61,364      110p     24/03/97   24/03/04
                Unapproved Scheme              17,500          --      17,500      248p     04/10/98   04/10/02
                Sharesave Scheme               35,204          --      35,204       49p     01/12/99   31/05/00
                Unapproved Scheme              30,000          --      30,000    188.5p     14/03/00   14/03/04
                Unapproved Scheme                  --      30,000      30,000      173p     30/04/01   30/04/05
                Unapproved Scheme                  --     120,000     120,000      150p     08/10/01   08/10/05
D Smith         Executive Scheme               15,900          --      15,900    188.5p     14/03/00   14/03/07
                Unapproved Scheme              84,100          --      84,100    188.5p     14/03/00   14/03/04
                Sharesave Scheme                   --       7,116       7,116      137p     01/07/01   31/12/01
                Unapproved Scheme                  --      30,000      30,000      173p     30/04/01   30/04/05
                Unapproved Scheme                  --     120,000     120,000      150p     08/10/01   08/10/05
M Shipley       US Stock Option Plan**        100,000          --     100,000      220p     14/11/98   14/11/07
                US Stock Option Plan**             --      30,000      30,000      151p     04/06/99   04/06/08
                Employee Stock
                Purchase Plan***                   --       2,312       2,312      130p     31/03/99   31/03/99
G Burrows       US Stock Option Plan**         50,000          --      50,000      170p     08/09/99   08/09/08
                US Stock Option Plan**             --      70,000      70,000      150p     08/10/99   08/10/08
                Employee Stock
                Purchase Plan***                   --       3,812       3,812      158p     30/09/00   30/09/00
J Galt          US Stock Option Plan**        100,000          --     100,000      220p     14/11/98   14/11/07
                                            ---------   ---------   ---------
Total                                       1,062,177   1,226,005   2,288,182
                                            =========   =========   =========


*       or date of appointment if later
+       or date of retirement if earlier
** under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.
*** under the terms of the Employee Stock Purchase Plan, rights are granted for eligible US employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85 per cent. of the fair market value of the ADSs on the offering date or 85 per cent. of the fair market value of the ADSs on the purchase date. The purchase price is accumulated by payroll deductions over the course of the offering. There are two offerings a year. For the purpose of uniformity, all rights to purchase ADSs under the Employee Stock Purchase Plan detailed above are expressed in Ordinary shares and in Pounds Sterling.

During April 1999, options were granted to the following Directors:


                                                                                DATE
                                         DATE OF               EXERCISE   FROM WHICH          EXPIRY
                SCHEME                     GRANT        NUMBER    PRICE  EXERCISABLE            DATE
D. Wagner       Sharesave Scheme        28/04/99        17,045      99p     01/07/04        31/12/04
D. Mattey       Sharesave Scheme        28/04/99        17,045      99p     01/07/04        31/12/04
S. Maller       Sharesave Scheme        28/04/99         1,174      99p     01/07/02        31/12/02

The market price of the Company's Ordinary shares on 30 December 1998, the last trading day in 1998, was 58.0p per share and the range during 1998 was 47.0p to 236.5p per share.

OPTIONS OVER ORDINARY SHARES


                                           AT                      AT              DATE FROM
                                    1 JANUARY             31 DECEMBER  EXERCISE        WHICH     EXPIRY
                SCHEME                  1997*     GRANTED        1997     PRICE  EXERCISABLE       DATE
D Wagner        Executive Scheme      163,636          --     163,636      110p     24/03/97   24/03/04
                Sharesave Scheme       19,602          --      19,602       88p     01/05/99   31/10/99
D Mattey        Executive Scheme      122,727          --     122,727      110p     24/03/97   24/03/04
                Sharesave Scheme       19,602          --      19,602       88p     01/05/99   31/10/99
D Smith         Executive Scheme           --      15,900      15,900    188.5p     14/03/00   14/03/07
                Unapproved Scheme          --      84,100      84,100    188.5p     14/03/00   14/03/04
J Galt          US Stock Option Plan**     --     100,000     100,000      220p     14/11/98   14/11/07
S Maller        Executive Scheme       62,727          --      62,727      110p     24/03/97   24/03/04
                Executive Scheme       20,000          --      20,000       80p     25/04/98   25/04/05
                Executive Scheme       17,500          --      17,500      248p     04/10/98   04/10/05
                Sharesave Scheme        7,040          --       7,040       49p     01/12/99   31/05/00
                Sharesave Scheme        2,156          --       2,156       64p     01/06/00   30/11/00
                Sharesave Scheme          308          --         308      224p     01/12/00   31/05/01
                Sharesave Scheme          766          --         766      180p     01/06/01   30/11/01
                Unapproved Scheme          --      30,000      30,000    188.5p     14/03/00   14/03/04
M Shipley       US Stock Option Plan**     --     100,000     100,000      220p     14/11/98   14/11/07
J Molle         Unapproved Scheme      54,545          --      54,545      110p     24/03/97   24/03/01
                Unapproved Scheme      17,500          --      17,500      248p     04/10/98   04/10/02
                Unapproved Scheme          --      30,000      30,000    188.5p     14/03/00   14/03/04
C Morton        Executive Scheme       61,364          --      61,364      110p     24/03/97   24/03/04
                Unapproved Scheme      17,500          --      17,500      248p     04/10/98   04/10/02
                Sharesave Scheme       35,204          --      35,204       49p     01/12/99   31/05/00
                Unapproved Scheme          --      30,000      30,000    188.5p     14/03/00   14/03/04
                                      -------     -------   ---------
Total                                 622,177     390,000   1,012,177
                                      =======     =======   =========


During April 1998, options were granted to the following Directors:


                                                                                     DATE FROM
                                                DATE OF                EXERCISE          WHICH           EXPIRY
               SCHEME                             GRANT        NUMBER     PRICE     EXERCISABLE            DATE
D Smith        Sharesave Scheme                28/04/98         7.116      137p        01/07/01        31/12/01
S Maller       Sharesave Scheme                28/04/98           569      137p        01/07/01        31/12/01
D Wagner       Unapproved Scheme               30/04/98        30,000      173p        30/04/01        30/04/08
D Mattey       Unapproved Scheme               30/04/98        30,000      173p        30/04/01        30/04/08
D Smith        Unapproved Scheme               30/04/98        30,000      173p        30/04/01        30/04/08
S Maller       Unapproved Scheme               30/04/98        30,000      173p        30/04/01        30/04/08
C Morton       Unapproved Scheme               30/04/98        30,000      173p        30/04/01        30/04/08
J Molle        US Stock Option Plan**          30/04/98        30,000      173p        30/04/99        30/04/08

The market price of the Company's Ordinary shares on 31 December 1997, the last trading day in 1997, was 150p per share and the range during 1997 was 139p to 246p per share.

*       or date of appointment if later
** under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.

The Directors who have served during the year and their interests in the Ordinary share capital and options on shares of the Company were:

INTERESTS IN ORDINARY SHARES


                               1 JANUARY                             31 DECEMBER
                                   1996*     ACQUIRED    DISPOSALS         1996+
M Mander                       1,200,327           --     (300,000)      900,327
D Wagner                      17,414,780       20,000     (400,000)   17,034,780
D Mattey                       3,036,250          200     (701,250)    2,335,200
D Smith                          630,000           --      (80,000)      550,000
S Maller                          31,501           --           --        31,501
I Barton                         479,139           --           --       479,139
M Hussey                         242,610           --           --       242,610
J Wagner                       7,163,960           --     (690,000)    6,473,960
B Nash                         1,655,000           --     (280,000)    1,375,000
T Teichman                     2,598,150           --           --     2,598,150
                              ----------   ----------   ----------    ----------
Total                         34,451,717       20,200   (2,451,250)   32,020,667
                              ==========   ==========   ==========    ==========



*       or date of appointment if later
+       or date of retirement/resignation if earlier

On 26 May 1996 David Mattey became beneficially entitled to 200 Ordinary shares upon his marriage to Amanda Hurrell.

On 11 June 1996 Derek Smith sold 80,000 Ordinary shares following his relocation to the United Kingdom from Hong Kong as a result of his appointment as an executive Director.

On 26 June 1996, in anticipation of their marriage, Daniel Wagner gifted a total of 400,000 Ordinary shares to his financee, Susie Newall.

On 26 November 1996 Bill Nash and Michael Mander sold 280,000 and 300,000 Ordinary shares respectively. In addition, Curzon Secretaries & Trustees Ltd, on behalf of John Wagner, sold 670,000 Ordinary shares and at the same time, transferred 20,000 Ordinary shares to his son, Daniel Wagner. The disposal of shares coincided with the retirement of John Wagner from the Board of M.A.I.D plc on 27 November 1996.

On 29 November 1996 David Mattey transferred his position as trustee of a bare trust, in respect of which he held 701,250 Ordinary shares as a nominee for members of his family (the "Mattey Family Share Trust"), to his brother Alan Mattey, to whom he relinquished his own beneficial entitlement in the Mattey Family Share Trust.

With respect to those Directors in office at 31 December 1996, all of their interests in the Ordinary Shares of the Company are beneficial.

OPTIONS OVER ORDINARY SHARES


                                                AT                       AT               DATE FROM
                                         1 JANUARY     GRANTED/ 31 DECEMBER  EXERCISE         WHICH     EXPIRY
                          SCHEME             1996*  (EXERCISED)       1996+     PRICE   EXERCISABLE       DATE
D Wagner        Executive Scheme           163,636          --      163,636      110p      24/03/97   24/03/04
                Sharesave Scheme            19,602          --       19,602       88p      01/05/99   31/10/99
D Mattey        Executive Scheme           122,727          --      122,727      110p      24/03/97   24/03/04
                Sharesave Scheme            19,602          --       19,602       88p      01/05/99   31/10/99
S Maller        Executive Scheme            62,727          --       62,727      110p      24/03/97   24/03/04
                Executive Scheme            20,000          --       20,000       80p      25/04/98   25/04/05
                Executive Scheme            17,500          --       17,500      248p      04/10/98   04/10/05
                Sharesave Scheme             7,040          --        7,040       49p      01/12/99   31/05/00
                Sharesave Scheme             2,156          --        2,156       64p      01/06/00   30/11/00
                Sharesave Scheme               308          --          308      224p      01/12/00   31/05/01
                Sharesave Scheme                --         766          766      180p      01/06/01   30/11/01
J Wagner        Unapproved Scheme          136,363          --      136,363      110p      26/11/96   24/03/98
B Nash          Unapproved Scheme          168,181          --      168,181      110p      24/03/97   24/03/01
T Teichman      Executive Scheme           147,727          --      147,727      110p      24/05/96   24/03/96
                                          --------      ------      -------
Total                                      887,569         766      888,335
                                          ========      ======      =======

*       or date of appointment if later
+       or date of retirement/resignation if earlier

Following the resignation and retirement of Thomas Teichman and John Wagner on 24 May 1996 and 27 November 1996 respectively, the exercise dates of their options were amended in accordance with the terms of the Company's Scheme rules;
the two former Directors, together with Bill Nash, have consequently retained their options over the Company's Ordinary shares.

On 14 March 1997 options were awarded to the following Directors:


                                                                              DATE
                                                            EXERCISE    FROM WHICH          EXPIRY
                SCHEME                          NUMBER         PRICE   EXERCISABLE            DATE
D Smith         Executive Scheme                15,900        188.5p      14/03/00        14/03/07
                Unapproved Scheme               84,100        188.5p      14/03/00        14/03/04
S. Maller       Unapproved Scheme               30,000        188.5p      14/03/00        14/03/04

The market price of the Company's Ordinary shares on 31 December 1996, the last trading day in 1996, was 201.5p per share and the range during 1996 was 153.0p to 341.0p per share.

8.      TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES


                                                     1998    1997    1996
                                                  GBP'000 GBP'000 GBP'000
UK corporation tax at 31% (1997: 31.5%; 1996: 33%)     --      --      --
Overseas tax                                          776     332     102
Deferred tax (credit)/charge                           (7)     (9)     62
                                                  -------  ------   -----
Tax charge                                            769     323     164
                                                  =======  ======   =====


The taxation on profit/(loss) on ordinary activities may be reconciled as follows to the UK statutory rate:


                                                              1998   1997   1996
                                                                 %      %      %
UK statutory rate of tax                                        31    (31)   (33)
Disallowed expenditures                                         14     --      1
Tax deduction in respect of goodwill written off to reserves   (80)    --     --
Unrecognised tax losses                                         49     32     34
                                                              ----   ----   ----
Effective rate of tax provided                                  14      1      2
                                                              ====   ====   ====

9.      EARNINGS/(LOSS) PER SHARE


                                                      1998                                   1997                        1996
                                               TOTAL              TOTAL              TOTAL               TOTAL
                                          CONTINUING         CONTINUING         CONTINUING          CONTINUING
                                            BUSINESS           BUSINESS           BUSINESS            BUSINESS
                                              BEFORE              AFTER             BEFORE               AFTER
                                       RESTRUCTURING      RESTRUCTURING      RESTRUCTURING       RESTRUCTURING
                                               COSTS              COSTS              COSTS               COSTS
Attributable profit/(loss)(GBP)            7,253,000          4,439,000         (6,229,000)        (20,744,000)         (7,226,000)
Weighted average number of
Ordinary shares in issue                 150,579,177        150,579,177        101,077,187         101,077,187          92,363,959
                                         -----------        -----------        -----------         -----------          ----------
Earnings/(loss) per share
(pence)                                          4.8                2.9               (6.2)              (20.5)               (7.8)
                                         -----------        -----------        -----------         -----------          ----------
Attributable profit/(loss) as
above(GBP)                                 7,253,000          4,439,000         (6,229,000)        (20,744,000)         (7,226,000)
Weighted average number of
Ordinary shares in issue as
above                                    150,579,177        150,579,177        101,077,187         101,077,187          92,363,959
Add: shares issuable on
conversion of options                        384,655            384,655            735,716             735,716           1,759,889
Add: shares issuable on
acquisition of subsidiary                  1,667,241          1,667,241                 --                  --                  --
                                         -----------        -----------        -----------         -----------          ----------
Adjusted average number of
Ordinary shares                          152,631,073        152,631,073        101,812,903         101,812,903          94,123,848
                                         ===========        ===========        ===========         ===========          ==========
Fully diluted earnings/(loss)
per share (pence)                                4.8                2.9               (6.1)              (20.4)               (7.7)
                                         -----------        -----------        -----------         -----------          ----------


In view of the significant impact of restructuring costs and other exceptional items on earnings per share calculated in accordance with FRS14, additional earnings per share figures have been provided.

10.     INTANGIBLE FIXED ASSETS


                                                   GROUP    COMPANY
                                                 GBP'000    GBP'000
COST
AT 31 DECEMBER 1996                               11,653     10,707
On acquisition of subsidiary undertakings         20,308         --
Amounts written off                               (3,312)    (2,737)
Exchange adjustments                                 591         --
Additions                                          3,964      3,329
                                                  ------     ------
AT 31 DECEMBER 1997                               33,204     11,299
Transfer from subsidiary undertakings                 --      1,153
Revisions to fair values and other adjustments    (2,377)        --
Exchange adjustments                                (231)        --
Additions                                         11,762      2,396
                                                  ------     ------
AT 31 DECEMBER 1998                               42,358     14,848
                                                  ======     ======
AMORTISATION
AT 31 DECEMBER 1996                                3,342      2,799
Exchange adjustments                                   2         --
Amounts written off                                 (599)      (599)
Provision for year                                 8,835      4,942
                                                  ------     ------
AT 31 DECEMBER 1997                               11,580      7,142

Transfer from subsidiary undertakings                 --        779
Exchange adjustments                                 (75)        --
Provision for year                                 7,699      2,277
                                                  ------     ------
AT 31 DECEMBER 1998                               19,204     10,198
                                                  ======     ======
NET BOOK AMOUNT
AT 31 DECEMBER 1998                               23,154      4,650
                                                  ======     ======
At 31 December 1997                               21,624      4,157
                                                  ======     ======

The net book amounts are analysed as follows:


                                                      1998
                                                  GROUP   COMPANY
                                                GBP'000   GBP'000
Systems development                               5,370       237
Product development                              17,784     4,413
                                                 ------    ------
                                                 23,154     4,650
                                                 ======    ======


                                                      1997
                                                  GROUP   COMPANY
                                                GBP'000   GBP'000
Systems development                                 279        --
Product development                              21,345     4,157
                                                 ------    ------
                                                 21,624     4,157
                                                 ======    ======


Additions to intangible fixed assets in 1998 for the Group principally comprised product development costs related to Dialog Web, Dialog Select and Open System Alerts. The product development costs include salaries and related overhead costs of GBP10,210,000 (1997: GBP1,798,000), consultancy costs, including attributable overheads, of GBP526,000 (1997: GBP211,000) and hardware and software costs of GBP896,000 (1997: GBP1,955,000) (including depreciation of GBPnil (1997: GBP1,200,000)). Additions to systems development costs in 1998 related to various database projects.

11.     GOODWILL


                                                    GROUP
                                                  GBP'000
COST
At 31 December 1996 and 1997                           --
Additions                                           7,743
Exchange adjustments                                   (6)
                                                    -----
AT 31 DECEMBER 1998                                 7,737
                                                    =====
AMORTISATION
At 31 December 1996 and 1997                           --
Provision for year                                     61
                                                    -----
AT 31 DECEMBER 1998                                    61
                                                    =====
NET BOOK AMOUNT
AT 31 DECEMBER 1998                                 7,676
                                                    =====
At 31 December 1997                                    --
                                                    =====


RESPONSIVE DATABASE SERVICES, INC.
On 6 October 1998, the Group exercised its option to acquire all of the share capital of Responsive Database Services, Inc. ("RDS") for total cash consideration of $2.85 million (GBP1.72 million). The Group has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. No fair value adjustments were required. The total consideration paid has been treated as goodwill arising on the acquisition of a minority interest.

WRITE WORKS
On 18 November 1998, the Company acquired all of the share capital of Write Works Limited ("Write Works") and Prosmart Systems Limited ("Prosmart") for an initial consideration of GBP2.2 million. The initial consideration was satisfied through a payment of GBP1.0 million in cash and GBP1.2 million by the issue of 694,025 new Ordinary shares at a price of GBP1.66 per share. Further consideration of up to a maximum of GBP3.8 million (comprised of GBP2.8 million in cash and shares to the value of GBP1.0 million) will be payable on the achievement of certain earnings targets over the first two years of the agreement.

The following table sets out the effect of the acquisition of Write Works on the consolidated balance sheet:


                                                                     FAIR VALUES
                                                                  AT THE DATE OF
                                                                     ACQUISITION
                                                                         GBP'000
SHARE OF NET LIABILITIES ACQUIRED:
Tangible fixed assets                                                       18
Current assets                                                             127
Creditors                                                                 (153)
                                                                       -------
Net liabilities acquired                                                    (8)
                                                                       =======
CONSIDERATION:
Issue of new Ordinary shares                                             1,150
Cash paid                                                                  965
Expenses                                                                   100
New Ordinary shares to be issued (see note 20)                             967
Cash to be paid                                                          2,833
                                                                       -------
                                                                         6,015
                                                                       -------
Goodwill on acquisition of Write Works                                   6,023
Goodwill on acquisition of RDS                                           1,720
                                                                       -------
Total goodwill                                                           7,743
                                                                       =======

No fair value adjustments were required.

Write Works' results from the start of its financial year (1 January 1998) through to the date of acquisition and its audited results for the period from 20 January 1997 (date of incorporation) to 31 December 1997 are as follows:


                                                      (UNAUDITED)       20 JANUARY 1997
                                                    1 JANUARY TO (DATE OF INCORPORATION)
                                                19 NOVEMBER 1998    TO 31 DECEMBER 1997
                                                         GBP'000                GBP'000
Turnover                                                     658                    144
Cost of sales                                               (503)                  (121)
                                                          ------                 ------
Gross profit                                                 155                     23
Net operating expenses                                      (196)                   (73)
                                                          ------                 ------
Retained loss                                                (41)                   (50)
                                                          ======                 ======


There were no recognised gains or losses other than the loss for the period presented.

12.     TANGIBLE FIXED ASSETS


                             LEASEHOLD            FIXTURES &      MOTOR
GROUP                     IMPROVEMENTS  EQUIPMENT   FITTINGS   VEHICLES      TOTAL
                               GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
COST
At 31 December 1996                732     10,423        968        656     12,779
On acquisition of subsidiary
undertakings                     1,114     12,376      1,917         --     15,407
Exchange adjustments                34        403         73         (5)       505
Additions                          301      2,086        138        207      2,732
Disposals                           --        (33)        (1)      (263)      (297)
                               -------    -------    -------    -------    -------
At 31 December 1997              2,181     25,255      3,095        595     31,126

Exchange adjustments               (12)       (97)       (28)         3       (134)
Additions                          408      5,969        150         14      6,541
Revisions to fair values            --        (43)        --         --        (43)
Disposals                          (99)       (83)      (449)       (82)      (713)
                               -------    -------    -------    -------    -------
AT 31 DECEMBER 1998              2,478     31,001      2,768        530     36,777
                               =======    =======    =======    =======    =======

DEPRECIATION
At 31 December 1996                168      5,018        410        192      5,788
Exchange adjustments                --         12         16         (4)        24
Provided for the year            1,216      4,058        654        166      6,094
Disposals                           --        (10)        --       (124)      (134)
At 31 December 1997              1,384      9,078      1,080        230     11,772
                               -------    -------    -------    -------    -------

Exchange adjustments               (10)       (55)       (12)         2        (75)
Provided for the year              436      6,855        532        139      7,962
Revisions to fair values            --       (267)        --         --       (267)
Disposals                          (33)      (190)      (209)       (53)      (485)
                               -------    -------    -------    -------    -------
AT 31 DECEMBER 1998              1,777     15,421      1,391        318     18,907
                               =======    =======    =======    =======    =======

NET BOOK AMOUNT
AT 31 DECEMBER 1998                701     15,580      1,377        212     17,870
                               =======    =======    =======    =======    =======
At 31 December 1997                797     16,177      2,015        365     19,354
                               =======    =======    =======    =======    =======


The net book amounts of assets held under finance leases at 31 December 1998 were GBP857,000 (1997: GBP1,710,000).

Equipment included assets under finance leases of GBP5,378,000 and GBP5,338,000 at 31 December 1998 and 1997 respectively. Accumulated depreciation relating to equipment under finance leases totalled GBP4,521,000 and GBP3,628,000 at 31 December 1998 and 1997 respectively. Depreciation of equipment under finance leases is included in the depreciation expense, unless capitalised in accordance with the Group's system and product development cost policy (note 1).


                             LEASEHOLD            FIXTURES &      MOTOR
GROUP                     IMPROVEMENTS  EQUIPMENT   FITTINGS   VEHICLES      TOTAL
                               GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
COST
At 31 December 1996                580     2,092        463        568      3,703
Additions                          269       546         37        197      1,049
Disposals                           --        (5)        --       (208)      (213)
                               -------   -------    -------    -------    -------
At 31 December 1997                849     2,633        500        557      4,539
                               -------   -------    -------    -------    -------

Transfer from subsidiary            --     6,979         29         --      7,008
Additions                          174       653         11         --        838
Disposals                           --       (25)        (4)       (82)      (111)
                               -------   -------    -------    -------    -------
AT 31 DECEMBER 1998              1,023    10,240        536        475     12,274
                               =======   =======    =======    =======    =======

DEPRECIATION
At 31 December 1996                138     1,032        221        168      1,559
Provided for the year              166       665         84        143      1,058
Disposals                           --        (2)        --       (106)      (108)
At 31 December 1997                304     1,695        305        205      2,509
                               -------   -------    -------    -------    -------

Transfer from subsidiary
undertakings                        --     4,638         20         --      4,658
Provided for the year              183     1,914         93        129      2,319
                               -------   -------    -------    -------    -------
Disposals                           --        (1)        --        (53)       (54)
AT 31 DECEMBER 1998                487     8,246        418        281      9,432
                               =======   =======    =======    =======    =======

NET BOOK AMOUNT
AT 31 DECEMBER 1998                536     1,994        118        194      2,842
                               =======   =======    =======    =======    =======
At 31 December 1997                545       938        195        352      2,030
                               =======   =======    =======    =======    =======

The net book amounts of assets held under finance leases at 31 December 1998 were GBPnil (1997: GBPnil).

13.     FIXED ASSET INVESTMENTS


GROUP                                                              GBP'000
INVESTMENTS
At 31 December 1996                                                  2,135
Additions                                                            5,329
On acquisition of subsidiary undertakings                           10,910
                                                                   -------
At 31 December 1997                                                 18,374
Amounts written off (note 5)                                        (2,300)
Additions                                                            1,446
Disposals                                                           (5,053)
Exchange movements                                                    (113)
                                                                   -------
At 31 December 1998                                                 12,354
                                                                   =======


The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

The additions during the year ended 31 December 1998 related to the continued monthly funding of Frost & Sullivan Electronic Distribution LLC, a 50:50 joint venture with Frost & Sullivan which is registered in the US. At 31 December 1998, the investment had a book value of GBP2,178,000. The Company is committed to provide monthly funding of $200,000 per month for a further period of six months.

On 6 May 1998, the Group disposed of its investment in NewsEdge Corporation, an online service provider, for net proceeds, after associated expenses, of GBP3.9 million. This resulted in a book profit on the disposal of GBP1.0 million.

On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of GBP3.2 million. This resulted in a book profit on the disposal of GBP1.1 million.


                                                  LONG TERM
                                                 LOANS FROM
                                                      GROUP
COMPANY                             INVESTMENTS   COMPANIES      TOTAL
                                        GBP'000     GBP'000    GBP'000
At 31 December 1996                       2,222          --      2,222
Additions                                59,340     220,724    280,064
                                         ------     -------    -------
At 31 December 1997                      61,562     220,724    282,286

Amounts written off (note 5)             (2,300)         --     (2,300)
Additions                                 6,015       1,325      7,340
Disposals                                (2,135)         --     (2,135)
Disposals to subsidiary undertakings       (355)         --       (355)
                                         ------     -------    -------
AT 31 DECEMBER 1998                      62,787     222,049    284,836
                                         ======     =======    =======


The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ("Write Works") for a maximum of GBP6.0 million to be paid over two years (note 11).

The disposals during the year ended 31 December 1998 related to the sale of the investment in Easynet Group plc.

The following were principal subsidiary undertakings as at 31 December 1998 and have all been included in the consolidated accounts except where indicated. Each subsidiary principally does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent.


                                                   COUNTRY OF      PROPORTION
                                               INCORPORATION/              OF  NATURE OF
COMPANY NAME                                     REGISTRATION     EQUITY HELD   BUSINESS
The Dialog Corporation Asia Pacific Limited         Hong Kong            100%         1
InfoDynamics Limited                                  England            100%         2
Dialog MultiMedia Limited                             England            100%         2
Dotcom Investments BV                             Netherlands            100%         3
The Dialog Corporation BV                         Netherlands            100%         1
The Dialog Corporation SA                             Belgium            100%         1
The Dialog Corporation (Ireland) Limited              Ireland            100%         1
Virtual Business Information Limited                  England            100%         4
Muscat Limited                                        England             70%         5
Muscat Europe BV                                  Netherlands             70%         5
Dialog Holdings Limited                               England            100%         3
Dialog Information Services S.A.R.L                    France            100%         1
The Dialog Corporation A/S                            Denmark            100%         1
M.A.I.D Sweden AB                                      Sweden            100%         1
The Dialog Corporation (Sweden) AB                     Sweden            100%         1
The Dialog Corporation GmbH                       Switzerland            100%         1
Dialog Information Services Ltd                       England            100%         1
The Dialog Corporation Srl                              Italy            100%         1
The Dialog Corporation GmbH                           Germany            100%         1
The Dialog Corporation 98 Sociedad Limitada             Spain            100%         1
Write Works Limited                                   England            100%         6
The Dialog Corporation*                                   USA            100%         1
CARL Corporation**                                        USA            100%         7
CARL Systems Data Retrieval Inc.**                        USA            100%         7
The UnCover Company**                                     USA            100%         8
Responsive Database Services, Inc.                        USA            100%         9
Responsive Database Services Ltd                      England            100%         9
Infomart/DIALOG Limited                                Canada             50%         1
Dialog Servicios de Informacion S.A. de C.V            Mexico            100%         1
The Dialog Corporation S.A. de C.V                     Mexico            100%         1
Dialog Nova KK                                          Japan            100%        10
KMK DigiTex Company Ltd.                                Japan             52%        10
Dialog Information Services Asia Limited            Hong Kong            100%         1


*       Incorporated in the State of Delaware.
** These subsidiary undertakings were acquired with KRII as businesses held for resale. Their operating results have been excluded from the Group's consolidated profit and loss account.

KEY

1 Provision of an indexed online business        6   Provision of eCommerce procurement systems
  information service                            7   Provision of library systems
2 Provision of a database system                 8   Sales of reference systems
3 Holding company                                9   Development and provision of business
4 Preparation of publishing information          10  Document delivery services
5 Provision of indexing and search technology


14.     DEBTORS


                                               GROUP            COMPANY
                                            1998     1997     1998     1997
                                         GBP'000  GBP'000  GBP'000  GBP'000
AMOUNTS DUE WITHIN ONE YEAR
Trade debtors                             32,131   34,441    3,039    3,043
Other debtors                              1,334    2,033    1,093      863
Prepayments and accrued income             9,316    6,731    3,807    2,046
Amounts owed by subsidiary undertakings       --       --   32,795   23,187
                                          ------   ------   ------   ------
                                          42,781   43,205   40,734   29,139

AMOUNTS DUE AFTER ONE YEAR
Other debtors                                 --      615       --       --
                                          ------   ------   ------   ------
                                          42,781   43,820   40,734   29,139
                                          ======   ======   ======   ======

Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances, which amounted to GBP2,974,000 and GBP1,872,000 at 31 December
1998 and 1997 respectively.

Included within "Other debtors" are the deferred indexing costs for both the Group and Company, which are deferred and amortised on a straight line basis over two years. The deferred indexing costs for both the Group and Company amounted to GBP541,000 and GBP853,000 at 31 December 1998 and 1997 respectively.

15.     CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                               GROUP             COMPANY
                                            1998     1997     1998     1997
                                         GBP'000  GBP'000  GBP'000  GBP'000
Bank overdrafts                               --       --      161       --
Senior Credit Facility (see note 16)      13,158    3,039   13,158    3,039
Deferred consideration
-- purchase of subsidiary (see note 20)    1,437       --    1,437       --
Trade creditors                            8,987   14,430    2,447    1,187
Obligations under finance leases             222      491      210       --
Other creditors                            4,274    5,318    3,873    3,028
Taxation and social security               1,030    1,396      416      282
Corporation tax                              258      161       --       --
Accruals and deferred income              29,479   20,366    4,651    1,997
Amounts owed to subsidiary undertakings       --       --   29,082    7,042
                                          ------   ------   ------   ------
                                          58,845   45,201   55,435   16,575
                                          ======   ======   ======   ======

Included within "Other creditors" for both Group and Company are subscriber service cost provisions, which amounted to GBP542,000 and GBP662,000 at 31
December 1998 and 1997 respectively.

Accruals and deferred income for the Group, which individually represent in excess of 5 per cent. of current liabilities, consist of the following:


                                                                   1998     1997
                                                                GBP'000  GBP'000
Information provider accruals                                    10,867    7,934
Deferred revenue                                                  4,495    7,035
Other accrued expenses                                           14,117    5,397
                                                                 ------   ------
                                                                 29,479   20,366
                                                                 ======   ======


16.     CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR


                                                   GROUP               COMPANY
                                                1998      1997      1998      1997
                                             GBP'000   GBP'000   GBP'000   GBP'000
$180 million 11% Senior Subordinated Notes
due 2007                                     104,433   105,205   104,433   105,205
Senior Credit Facility                        30,868    50,601    30,868    50,601
Accruals                                       2,256     6,585        --        --
Other creditors                                  776        --        --        --
Deferred consideration -- purchase of
subsidiary (see note 20)                       1,396        --     1,396        --
Obligations under finance leases                  12       290        12        --
                                             -------   -------   -------   -------
                                             139,741   162,681   136,709   155,806
                                             =======   =======   =======   =======

The Senior Subordinated Notes are for a term of 10 years and interest is fixed at 11 per cent. throughout the term.

The Senior Credit Facility is repayable over five years and interest is fixed every three to six months at a rate of 2.25 percentage points over US Dollar
LIBOR. The Company has entered into an interest rate cap agreement that limits the exposure of 75 per cent. of the balance of the Senior Credit Facility to a maximum US Dollar LIBOR rate of 6.50 per cent.

Repayments on the Senior Subordinated Notes and Senior Credit Facility fall due as follows:


                                          GROUP                   COMPANY
                                      1998        1997        1998        1997
                                   GBP'000     GBP'000     GBP'000     GBP'000
Within 1 year                       13,158       3,039      13,158       3,039
Within 1 - 2 years                  13,158      15,193      13,158      15,193
Within 2 - 5 years                  19,736      37,985      19,736      37,985
After 5 years                      108,186     109,396     108,186     109,396
                                   -------     -------     -------     -------
                                   154,238     165,613     154,238     165,613
Less: Unamortised finance costs     (5,779)     (6,768)     (5,779)     (6,768)
                                   -------     -------     -------     -------
                                   148,459     158,845     148,459     158,845
                                   =======     =======     =======     =======

The Company's obligations with respect to the Senior Credit Facility and finance leases are secured on the assets of the Company and certain of its subsidiaries.
The Senior Subordinated Notes are unsecured.

Obligations under finance leases are due as follows:


                                                   GROUP            COMPANY
                                                1998     1997     1998    1997
                                             GBP'000  GBP'000  GBP'000 GBP'000
Within 1 year                                    222      491      210      --
Within 1 - 2 years                                12      278       12      --
Within 2 - 5 years                                --       12       --      --
                                               -----    -----    -----   -----
                                                 234      781      222      --
                                               =====    =====    =====   =====

17.     PROVISION FOR LIABILITIES AND CHARGES


                                                                        RESTRUCTURING COSTS
                                                                 REMOVAL                       POST-
                                                              OF KNIGHT-                 ACQUISITION           RELOCATION
                                                                  RIDDER   TERMINATION       FUNDING                   OF
                            DEFERRED            DATA CENTRE  INFORMATION   OF PROPERTY   OF NON-CORE             US HEAD-
                            TAXATION  SEVERANCE INTEGRATION         NAME        LEASES    BUSINESSES    LEGAL    QUARTERS    TOTAL
                             GBP'000    GBP'000     GBP'000      GBP'000       GBP'000       GBP'000  GBP'000     GBP'000  GBP'000
At 31 December 1996              142         --          --           --            --            --       --          --      142
On acquisition of
subsidiary undertaking            --         --          --           --            --           761       --          --      761
Transfer from/(to) profit
and loss account                  (9)     1,934       4,473        1,313           917            --       --          --    8,628
Amounts paid                      --     (1,934)         --           --            --            --       --          --   (1,934)
Exchange adjustments             (14)        --          --           --            --            --       --          --      (14)
                               -----      -----       -----        -----         -----         -----    -----       -----    -----
At 31 December 1997              119         --       4,473        1,313           917           761       --          --    7,583
Reclassification from
creditors                         --         --          --           --            --            --      547          --      547
Transfer from/(to) profit
and loss account                  (7)        --      (1,197)        (524)        1,589            --       --       1,758    1,619
Amounts paid                      --         --      (3,254)        (418)       (1,667)       (1,483)    (513)       (947)  (8,282)
Revisions to fair values          --         --          --           --           378           728    2,172          --    3,278
Exchange adjustments              16         --         (22)         (10)          (10)           (6)     (13)         (3)     (48)
                               -----      -----       -----        -----         -----         -----    -----       -----    -----
At 31 December 1998              128         --          --          361         1,207            --    2,193         808    4,697
                               =====      =====       =====        =====         =====         =====    =====       =====    =====

DEFERRED TAXATION


                                                       1998                          1997
                                              POTENTIAL    PROVIDED IN      POTENTIAL    PROVIDED IN
                                              LIABILITY       ACCOUNTS      LIABILITY       ACCOUNTS
                                                GBP'000        GBP'000        GBP'000        GBP'000
Intangible fixed asset related                    1,530             --          2,389             --
Other timing differences                            128            128            119            119
                                                  -----          -----          -----           ----
                                                  1,658            128          2,508            119
                                                  =====          =====          =====           ====

At 31 December 1998, the Group had GBP25,300,000 of tax losses carried forward
(1997: GBP17,699,000), giving rise to an unprovided potential deferred tax asset of GBP9,090,000 (1997: GBP5,575,000).

COMPANY
DEFERRED TAXATION


                                                           1998                     1997
                                                  POTENTIAL   PROVIDED IN    POTENTIAL  PROVIDED IN
                                                  LIABILITY      ACCOUNTS    LIABILITY     ACCOUNTS
                                                    GBP'000       GBP'000      GBP'000      GBP'000
Intangible fixed asset related                        1,441            --        2,283           --
Other timing differences                                 --            --           --           --
                                                      -----         -----        -----        -----
                                                      1,441            --        2,283           --
                                                      =====         =====        =====        =====


At 31 December 1998, the Company had GBP15,054,000 of tax losses carried forward (1997: GBP12,829,000), giving rise to an unprovided potential deferred tax asset of GBP4,667,000 (1997: GBP4,041,000).

18.     SHARE CAPITAL

                                                1998                         1997
                                           NUMBER       GBP'000        NUMBER       GBP'000
Authorised:
Ordinary shares of 1p each            199,827,000         1,998   199,827,000         1,998

Allotted, called up and fully paid:
Ordinary shares of 1p each            151,467,107         1,514   150,191,853         1,502

During the three years ended 31 December 1998, the following movements occurred in the Ordinary shares of the Company:

                                                                      SHARES
DATE                                                                  NUMBER    SHARES      NOTES
                                                                     GBP'000
31 December 1996                                                  92,597,995       926
Between 17 January 1997
and 24 November 1997    Exercise of share options                    674,367         7        (i)
13 August 1997          Acquisition of shares in Muscat Ltd        2,105,855        21       (ii)
14 November 1997        UK Placing                                54,500,000       545      (iii)
23 December 1997        Acquisition of remaining shares in
                        M.A.I.D Denmark A/S                          313,636         3       (iv)
                                                                 -----------     ------
31 December 1997                                                 150,191,853     1,502
Between 8 February 1998
and 21 August 1998      Exercise of share options                    440,837         4        (v)
Between 11 May 1998
and 17 December 1998    Allotment of shares under the 401(k)
                        Plan                                         140,392         1       (vi)
18 November 1998        Acquisition of Write Works Ltd               694,025         7      (vii)
                                                                 -----------     ------
31 December 1998                                                 151,467,107     1,514
                                                                 ===========     ======

(i) Exercise of share options. At various dates throughout 1997, in accordance with the Company's share option schemes, a number of full-time employees exercised their share options. The options were exercised at prices between GBP0.64 and GBP1.80 per share for a total consideration of GBP698,000.

(ii) On 14 August 1997, the Company announced that it had acquired 8,863 shares of the authorised and issued share capital of Muscat Ltd ("Muscat"), a leading UK information retrieval technology vendor. As a result, the Company now owns approximately 70 per cent. of the share capital in Muscat. The total consideration for the acquisition of the shares in Muscat was GBP5,557,101. This was satisfied by a GBP1,282,215 cash payment and the balance of GBP4,274,886 by the issue on 13 August 1997 of 2,105,855 new Ordinary shares (equivalent to an issue price of GBP2.03 per share).

(iii) Under the terms of an agreement dated 1 October 1997, the Company agreed to acquire all of the share capital of KRII, an online supplier of business intelligence, for approximately GBP261 ($434) million. The acquisition closed on 14 November 1997 and was partly financed by a placement of 54.5 million new Ordinary shares at GBP2.20 per share.

(iv) On 23 December 1997, the Company announced that it had acquired the remaining 23 per cent. minority interest in its Danish subsidiary from Lars Thejl and Morten Nicholaisen, Directors of M.A.I.D Denmark A/S. As a result, the Company now owns 100 per cent. of M.A.I.D Denmark A/S (subsequently renamed Dialog Information Services A/S). The GBP443,795 consideration was satisfied by the issue of 313,636 new Ordinary shares at GBP1.415 per share.

(v) Exercise of share options. At various dates throughout 1998, in accordance with the Company's share option schemes, a number of eligible employees exercised their share options. The options were exercised at prices between GBP0.49 and GBP1.10 per share for a total consideration of GBP457,729.

(vi) The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates throughout 1998, the Company matched employee contributions to this Plan, partially with the allotment of new Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 140,392 Ordinary shares were issued during the year at prices between GBP0.56 and GBP1.84 per share for a combined market value of GBP179,936.

(vii) On 19 November 1998, the Company announced that it had acquired 100 per cent. of the share capital of Write Works Ltd. The consideration for the acquisition was an initial payment of GBP1 million in cash and approximately GBP1.2 million by the issue of 694,025 Dialog shares, representing a value of GBP1.66 per share. A further consideration of up to a maximum of GBP2.8 million in cash and GBP1 million in shares will be paid on the achievement of Write Works' targets over the next two years.

At 31 December 1998, options have been granted over the Company's Ordinary shares as follows:

                                                              EARLIEST                        LATEST
                     ORDINARY       EXERCISABLE            EXERCISABLE                   EXERCISABLE
SCHEME                 SHARES             PRICE                   DATE                          DATE
                                            GBP
Executive Scheme      776,317              1.10            24 March 1997               24 March 2004
Executive Scheme       20,000              0.80            25 April 1998               25 April 2005
Executive Scheme      190,500              2.48           4 October 1998              4 October 2005
Executive Scheme       22,000              2.48         19 December 1996              4 October 1999
Executive Scheme        9,000              2.48        30 September 1997              4 October 1999
Executive Scheme        9,000              2.48          2 December 1997              4 October 1999
Executive Scheme      118,880              1.89            14 March 2000               14 March 2007
Executive Scheme       13,600              2.20         14 November 2000            14 November 2007
Executive Scheme      291,900              1.58             9 April 2001                9 April 2008
Executive Scheme       17,647              1.70         8 September 2001            8 September 2008
                    ---------
TOTAL               1,468,844
                    =========

Unapproved Scheme     128,863              1.10            24 March 1997               24 March 2001
Unapproved Scheme     117,500              2.48           4 October 1998              4 October 2002
Unapproved Scheme       9,000              2.48         30 November 1997              4 October 1999
Unapproved Scheme       4,500              2.48              7 July 1997              4 October 1999
Unapproved Scheme       9,000              2.48          10 January 1997              4 October 1999
Unapproved Scheme      20,000              2.20         30 November 1997            22 December 1999
Unapproved Scheme      21,834              2.29           2 January 1999              2 January 2003
Unapproved Scheme      15,000              1.75         28 February 1999            28 February 2003
Unapproved Scheme     105,000              2.87           16 August 1999              16 August 2003
Unapproved Scheme      15,000              2.87              7 July 1997              16 August 2000
Unapproved Scheme     468,620              1.89            14 March 2000               14 March 2004
Unapproved Scheme      25,000              1.89          2 December 1997               14 March 2001
Unapproved Scheme      10,000              1.89        30 September 1997               14 March 2001
Unapproved Scheme       7,500              2.00            26 March 2000               26 March 2004
Unapproved Scheme       1,400              2.20         14 November 2000            14 November 2004
Unapproved Scheme     412,600              1.58             9 April 2001                9 April 2005
Unapproved Scheme     150,000              1.73            30 April 2001               30 April 2005
Unapproved Scheme      30,353              1.70         8 September 2001            8 September 2005
Unapproved Scheme     820,000              1.50           8 October 2001              8 October 2005
                    ---------
TOTAL               2,371,170
                    =========

                                                              EARLIEST                LATEST
                       ORDINARY      EXERCISABLE           EXERCISABLE           EXERCISABLE
SCHEME                   SHARES            PRICE                  DATE                  DATE
                                             GBP
Sharesave Scheme         43,124             0.88            1 May 1999       31 October 1999
Sharesave Scheme        246,424             0.49       1 December 1999           31 May 2000
Sharesave Scheme         99,183             0.64           1 June 2000      30 November 2000
Sharesave Scheme          2,464             2.24       1 December 2000           31 May 2001
Sharesave Scheme         42,928             1.80           1 June 2001      30 November 2001
Sharesave Scheme         10,307             1.74            1 May 2002       31 October 2002
Sharesave Scheme        112,143             1.37           1 July 2001      31 December 2001
Sharesave Scheme         94,276             1.37           1 July 2003      31 December 2003
                        -------
TOTAL                   650,849
                        =======


At 31 December 1998, options have been granted over the Company's American Depositary Shares* as follows:


                                  AMERICAN                               EARLIEST                LATEST
                                DEPOSITARY    EXERCISABLE             EXERCISABLE           EXERCISABLE
SCHEME                              SHARES          PRICE                    DATE                  DATE
                                                        $
Employee Stock Purchase Plan        47,317           8.65           31 March 1999         31 March 1999
Employee Stock Purchase Plan         9,486          10.49         10 October 2000       10 October 2000
US Option Plan                     190,625          11.00          9 April 1999**          9 April 2008
US Option Plan                       7,500          11.88         30 April 1999**         30 April 2008
US Option Plan                      42,250          11.81      8 September 1999**      8 September 2008
US Option Plan                     127,500           9.90        8 October 1999**        8 October 2008
Individual US arrangement            6,250          10.63     12 December 1997***      12 December 2007
Individual US arrangement            6,711          14.90        14 November 1998      14 November 2004
Individual US arrangement            4,232          11.81        8 September 1999      8 September 2005
                                 ---------
TOTAL                              441,871
                                 =========

TOTAL OPTIONS GRANTED OVER
ORDINARY SHARE EQUIVALENTS       6,258,347
                                 =========

*       One American Depositary Share is equivalent to four Ordinary shares.

** Options become exercisable in stages. After the first year up to one quarter of the total number of options may be exercised. After every subsequent month for the next three years an additional 1/48 of the total number of options may be exercised.

*** Options become exercisable in cumulative monthly increments during the 12 month period following the date of grant.

1994 EXECUTIVE SHARE OPTION SCHEME (THE "EXECUTIVE SCHEME").

In March 1994, the Company adopted the 1994 Executive Share Option Scheme ("the Executive Scheme"). Formal approval of the Executive Scheme was given by the Inland Revenue in March 1994. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options grantable under the Executive Scheme and the aggregate exercise price of options grantable to any individual is now limited to GBP30,000 following the passing of the Finance Act 1996. Transactions under the Executive Scheme for the two years ended 31 December 1998 were as follows:

                         OPTIONS OUTSTANDING         EXERCISE     WEIGHTED
                                      NUMBER            PRICE      AVERAGE
                                      ('000S)             GBP          GBP
At 31 December 1996                    2,033      0.80 - 3.41         1.42
Granted                                  176      1.89 - 2.20         1.93
Cancelled                               (311)     0.80 - 3.41         2.12
Exercised                               (424)     0.81 - 1.10         1.00
                                 -----------      -----------  -----------

At 31 December 1997                    1,474      0.80 - 3.41         1.45

Granted                                  334      1.58 - 1.70         1.59
Cancelled                               (139)     1.10 - 2.87         1.89
Exercised                               (200)            1.10         1.10
                                 -----------      -----------  -----------

AT 31 DECEMBER 1998                    1,469      0.80 - 2.48         1.49
                                 ===========      ===========  ===========

Exercisable at 31 December 1996          306      0.81 - 2.48         1.05
Exercisable at 31 December 1997        1,047      1.10 - 2.48         1.15
EXERCISABLE AT 31 DECEMBER 1998        1,027      0.80 - 2.48         1.40

1994 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (THE "UNAPPROVED SCHEME").

In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Unapproved Scheme for the two years ended 31 December 1998 were as follows:


                        OPTIONS OUTSTANDING          EXERCISE        WEIGHTED
                                     NUMBER             PRICE         AVERAGE
                                     ('000S)              GBP             GBP
At 31 December 1996                     991       1.10 - 2.87            1.74

Granted                                 741       1.89 - 2.20            1.93
Cancelled                              (150)      1.89 - 2.87            2.26
Exercised                              (242)             1.10            1.10
                                 -----------     -------------    -----------

At 31 December 1997                   1,340       1.10 - 2.87            1.90

Granted                               1,436       1.50 - 1.73            1.55
Cancelled                              (209)      1.58 - 2.87            2.13
Exercised                              (196)             1.10            1.10
                                 -----------     -------------    -----------

AT 31 DECEMBER 1998                   2,371       1.10 - 2.87            1.73
                                 ===========     =============    ===========

Exercisable at 31 December 1996         136              1.10            1.10
Exercisable at 31 December 1997         418       1.10 - 2.87            1.36
EXERCISABLE AT 31 DECEMBER 1998         339       1.10 - 2.87            1.89

1994 SAVINGS RELATED SHARE OPTION SCHEME (THE "SHARESAVE SCHEME").

In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme (the "Sharesave Scheme") which was subsequently approved by the Inland Revenue. Under the rules of the scheme, participation is offered to all UK employees, including full-time employee Directors. All options are linked to a contractual savings scheme. Participants may save between GBP5 and GBP250 per month over a three or five year period at the end of which they are granted a tax-free bonus. Participants may withdraw from the savings contract at any time (although their option will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and 85 per cent. (formerly 80 per cent. up until December 1995) of the market value of an Ordinary share at the date of invitation. Options under the scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the Sharesave Scheme are consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Sharesave Scheme for the two years ended 31 December 1998 were as follows:


                         OPTIONS OUTSTANDING         EXERCISE       WEIGHTED
                                      NUMBER            PRICE        AVERAGE
                                      ('000S)             GBP            GBP
At 31 December 1996                      824      0.49 - 2.24          0.76

Granted                                   85             1.74          1.74
Cancelled                               (272)     0.49 - 2.24          0.79
Exercised                                 (8)     0.64 - 1.80          0.70
                                  -----------   -------------   -----------

At 31 December 1997                      629      0.49 - 2.24          0.88

Granted                                  224             1.37          1.37
Cancelled                               (157)     0.49 - 1.80          1.49
Exercised                                (45)     0.49 - 0.64          0.49
                                  -----------   -------------   -----------

AT 31 DECEMBER 1998                      651      0.49 - 2.24          0.93
                                  ===========   =============   ===========

Exercisable at 31 December 1996            8      0.64 - 1.80          0.70
Exercisable at 31 December 1997           74      0.49 - 1.80          0.56
Exercisable at 31 December 1998           --               --            --

1997 US STOCK OPTION PLAN (THE "US OPTION PLAN").

In November 1997, the Company adopted the 1997 US Stock Option Plan (the "US Option Plan") which provides for the grant of both incentive and non-statutory stock options over the Company's American Depositary Shares (ADSs). Incentive stock options granted under the US Option Plan are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue code of 1986, as amended (the "Code"). Non-statutory stock options granted under the US Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the US Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employee, including employee Directors.

The exercise price of incentive stock and non-statutory stock options under the US Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110 per cent. of such fair market value. Options granted under the US Option Plan may become exercisable ("vest") in cumulative increments as determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant.

The number of shares over which options may be granted under the US Option Plan is consistent with the institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the US Option Plan up to 31 December 1998 were as follows:

                          OPTIONS OUTSTANDING
                                       NUMBER         EXERCISE      WEIGHTED
                                      OF ADSs            PRICE       AVERAGE
                                       ('000S)               $             $
At 31 December 1996                        --               --            --
Granted                                    63            14.90         14.90
                                  -----------    -------------   -----------

At 31 December 1997                        63            14.90         14.90

Granted                                   427     9.88 - 11.88         10.75
Cancelled                                (122)    9.88 - 14.90         12.93
                                  -----------    -------------   -----------
AT 31 DECEMBER 1998                       368     9.90 - 11.88         10.73
                                  ===========    =============   ===========

Exercisable at 31 December 1997            --               --            --

EXERCISABLE AT 31 DECEMBER 1998            --               --            --

1998 US EMPLOYEE STOCK PURCHASE PLAN (THE "PURCHASE PLAN").

In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the grant of rights ("Rights") to purchase ADSs in the Company. The Rights are intended to qualify as options issued under "employee stock purchase plans" as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Purchase Plan is offered to all US resident employees, including full-time employee Directors. The initial offering began on 17 June 1998 (the "Offering Date") and will end on 31 March 1999 (the "Purchase Date"). Thereafter, two year offerings will begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85 per cent. of the fair market value of the ADSs on either the Offering Date or the Purchase Date. The purchase price may include any UK stamp duty reserve tax payable with respect to the issue of the ADSs.

Under US law an individual may not purchase more than $25,000 worth of ADSs (as determined by the fair market value on the Offering Date). The number of shares over which the Rights may be granted under the Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Purchase Plan up to 31 December 1998 are as follows:

                          OPTIONS OUTSTANDING
                                       NUMBER         EXERCISE      WEIGHTED
                                      OF ADSs            PRICE       AVERAGE
                                       ('000S)               $             $

At 31 December 1997                        --               --            --
Granted                                    66     8.65 - 10.49          8.91
Cancelled                                  (9)            8.65          8.65
                                  -----------  ---------------   -----------
AT 31 DECEMBER 1998                        57     8.65 - 10.49          8.96
                                  ===========  ===============   ===========

Exercisable at 31 December 1997            --               --            --
EXERCISABLE AT 31 DECEMBER 1998                             --            --

INDIVIDUAL US ARRANGEMENTS.

Options over American Depositary Shares were granted during the year at the prevailing market value to certain individuals who are non-executive Directors of The Dialog Corporation, the Company's North American subsidiary. Transactions under these individual US schemes up to 31 December 1998 were as follows:

                          OPTIONS OUTSTANDING
                                       NUMBER         EXERCISE      WEIGHTED
                                      OF ADSs            PRICE       AVERAGE
                                       ('000S)               $             $

At 31 December 1996                        --               --            --
Granted                                    13    10.63 - 14.90         12.84
                                  -----------    -------------   -----------
At 31 December 1997                        13    10.63 - 14.90         12.84
Granted                                     4            11.81         11.81
                                  -----------    -------------   -----------
AT 31 DECEMBER 1998                        17    10.63 - 14.90         12.59
                                  ===========    =============   ===========

Exercisable at 31 December 1997             1            10.63         10.63
EXERCISABLE AT 31 DECEMBER 1998            13    10.63 - 14.90         12.84

19.     SHARE PREMIUM

                                                              1998       1997
                                                           GBP'000    GBP'000
Balance at 1 January                                       150,341     35,672
Premium arising on shares issued on exercise of options        632        691
Premium arising on shares issued on placing/flotation
and acquisitions of fixed asset investments                  1,155    124,038
Expenses of share issue                                         --    (10,060)
                                                          --------   --------

BALANCE AT 31 DECEMBER                                     152,128    150,341
                                                          ========   ========

20.     SHARES TO BE ISSUED

On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ("Write Works") for a maximum of GBP6,015,000 to be paid over two years (see note 11). The consideration has been satisfied through an initial payment of GBP965,000 and GBP1,150,000 by the issue of 694,025 new Ordinary shares.

A further consideration of up to a maximum of GBP3,800,000 in cash and shares will be paid on the achievement of certain earnings targets over the next two years.

                                                     GBP'000
Total future consideration                             3,800
Cash payable within one year (see note 15)            (1,437)
Cash payable after more than one year (see note 16)   (1,396)
                                                      ------

Shares to be issued                                      967
                                                      ======

21.     PROFIT AND LOSS ACCOUNT

                                                               1998           1997
GROUP                                                       GBP'000        GBP'000
Balance at 1 January                                       (243,524)       (10,561)
Profit/(loss) for the financial year                          4,439        (20,744)
Effect of exchange rate movements on net investment
in foreign subsidiaries net of associated borrowings         (1,586)        (2,015)
Goodwill written off                                        (11,022)      (209,120)
Effect of exchange rate movements on goodwill
written off                                                   2,266         (1,084)
                                                        -----------     ----------
BALANCE AT 31 DECEMBER                                     (249,427)      (243,524)
                                                        ===========     ==========


Cumulative goodwill written off at 31 December 1998 amounted to GBP219,361,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of GBP5,737,000 (1997: GBP210,605,000, comprising balances denominated in US Dollars of $337,091,000 and balances denominated in Pounds Sterling of GBP5,737,000; 1996: GBP401,000 all denominated in Pounds Sterling).

                                                    1998           1997
COMPANY                                          GBP'000        GBP'000
Balance at 1 January                              (6,400)       (10,520)
(Loss)/profit for the financial year              (9,016)         4,120
Effect of exchange rate movements on net debt      1,752             --
                                                 -------        -------

BALANCE AT 31 DECEMBER                           (13,664)        (6,400)
                                                 =======        =======

22.     RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS

                                                                   1998        1997
GROUP                                                           GBP'000     GBP'000
Profit/(loss) for the financial year                              4,439     (20,744)
Other recognised gains and losses relating to the year (net)        680      (3,099)
New share capital subscribed for cash                               637     120,586
New share capital subscribed on acquisition of
subsidiaries and other fixed asset investments                    1,162       4,719
Expenses of share issue                                              --     (10,060)
Shares to be issued                                                 967          --
Goodwill written off                                            (11,022)   (209,120)
                                                               --------    --------
Net movement in Ordinary shareholders' funds                     (3,137)   (117,718)
                                                               --------    --------
Ordinary shareholders' funds at 1 January                       (91,681)     26,037
                                                               --------    --------
ORDINARY SHAREHOLDERS' FUNDS AT 31 DECEMBER                     (94,818)    (91,681)
                                                               ========    ========

During the year ended 31 December 1998, the Company made certain revisions to the fair value of assets and liabilities consolidated upon the acquisition of KRII. These revisions consisted primarily of the following:

                                                                      GBP'000

Decrease in estimated sales proceeds of assets held for resale         (6,392)
Write-off of capitalised product development costs                     (2,042)
Release of provision for guaranteed funding commitments                 3,133
Provision for litigation                                               (2,172)
Additional funding of non-core business through to date of disposal      (728)
Provision for onerous contracts                                          (902)
Write-off of obsolete fixed asset                                        (481)
Adjustment to deferred consideration                                     (382)
Other                                                                  (1,056)
                                                                      -------
                                                                      (11,022)
                                                                      =======

                                                     1998        1997
COMPANY                                           GBP'000     GBP'000

(Loss)/profit for the financial year               (9,016)      4,120
New share capital subscribed for cash                 637     120,586
New share capital subscribed on acquisition of
subsidiaries and other fixed asset investments      1,162       4,719
Expenses of share issue                                --     (10,060)
Effect of exchange rate movements on net debt       1,752          --
Shares to be issued                                   967          --
                                                 --------    --------
Net movement in Ordinary shareholders' funds       (4,498)    119,365
                                                 --------    --------
Shareholders' funds at 1 January                  145,443      26,078
                                                 --------    --------
SHAREHOLDERS' FUNDS AT 31 DECEMBER                140,945     145,443
                                                 ========    ========

23.     MINORITY EQUITY INTERESTS

                                               1998    1997
                                            GBP'000   GBP'000
Balance at 1 January                            726        43
Profit/(loss) attributed to the minorities      356       (11)
Exchange adjustments                             (5)      (32)
Arising from acquisitions during the year        --       726
                                             ------    ------
BALANCE AT 31 DECEMBER                        1,077       726
                                             ======    ======

24.     COMMITMENTS UNDER OPERATING LEASES AND FINANCE LEASES

As at 31 December 1998, the Group had annual commitments under non-cancellable operating leases as set out below:

                                    1998                1997
                              LAND AND            LAND AND
                             BUILDINGS   OTHER   BUILDINGS     OTHER
                               GBP'000 GBP'000     GBP'000   GBP'000
Operating leases which expire:
Within 1 year                    1,138     220         360        22

In 2 - 5 years                   1,548      15       3,778        22

After 5 years                    1,694      --       1,640        --
                                 -----   -----       -----     -----
                                 4,380     235       5,778        44
                                 =====   =====       =====     =====

The Group leases offices and operating facilities and certain equipment under a variety of operating and finance leases that expire at various dates through to 2008. Future minimum lease payments under operating and finance leases with initial or remaining non-cancellable terms of one or more years are as follows as at 31 December 1998:

                                     OPERATING     FINANCE
                                        LEASES      LEASES
                                       GBP'000     GBP'000
Year ending 31 December
1999                                     4,615         230
2000                                     4,808          12
2001                                     4,767          --
2002                                     4,094          --
2003                                     3,976          --
2004 - 2008                              6,932          --
                                        ------      ------
Total minimum lease payments            29,192         242
Less: amount representing interest          --          (8)
                                        ------      ------
Net minimum lease payments              29,192         234
                                        ======      ======

Rent expense under operating leases was GBP5,160,000 (see note 4), GBP1,246,000, GBP1,048,000 for the years ended 31 December 1998, 1997 and 1996 respectively.

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                         1998       1997       1996
                                                      GBP'000    GBP'000    GBP'000
Operating profit/(loss)                                23,026    (22,307)    (7,872)
Add: Restructuring costs (see note 5)                   2,583     18,550         --
                                                      -------    -------    -------

Operating profit/(loss) before restructuring costs     25,609     (3,757)    (7,872)
Depreciation charges                                    7,962      2,877      1,807
Amortisation of development costs                       7,699      3,558      2,170
Amortisation of goodwill                                   61         --         --
Loss/(profit) on sale of tangible fixed assets             17        (15)        (2)
Decrease/(increase) in stocks                              11          1         (8)
Increase in debtors                                    (1,077)    (1,651)    (3,580)
(Decrease)/increase in creditors                          (13)     4,156      1,618
Exchange variances                                        786        (60)        26
Cash costs of restructuring                            (6,904)    (1,934)        --
                                                      -------    -------    -------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES    34,151      3,175     (5,841)
                                                      =======    =======    =======

26.     MANAGEMENT OF LIQUID RESOURCES

                                                              1998      1997       1996
                                                           GBP'000   GBP'000    GBP'000
Net withdrawals from/(payments into) short-term deposits
over three months not repayable on demand                      620     6,000     (4,500)
Net (payments into)/withdrawals from short-term deposits
under three months not repayable on demand                      --      (620)    20,146
                                                           -------   -------    -------
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES            620     5,380     15,646
                                                           =======   =======    =======

Movements in all short-term deposits not repayable on demand are reported under the heading of management of liquid resources

27.     ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                    CASH AND    DEBT DUE    DEBT DUE
                                            BANK        BANK  WITHIN ONE   AFTER ONE     FINANCE
                                CASH    DEPOSITS    DEPOSITS        YEAR        YEAR       LEASE       TOTAL
                             GBP'000     GBP'000     GBP'000     GBP'000     GBP'000     GBP'000     GBP'000
At 1 January 1996                607      21,426      22,033          --          --      (2,698)     19,335
Cash flows                     1,566     (15,646)    (14,080)         --          --       1,012     (13,068)
Exchange movements              (135)        220          85          --          --          --          85
Other non-cash changes            --          --          --          --          --        (464)       (464)
                            --------    --------    --------    --------    --------    --------    --------

At 1 January 1997              2,038       6,000       8,038          --          --      (2,150)      5,888
Cash flows                    10,832      (5,380)      5,452      (2,831)   (151,241)      1,491    (147,129)
Exchange movements               232          --         232         (89)     (4,565)         --      (4,422)
Other non-cash changes            --          --          --        (119)         --        (122)       (241)
                            --------    --------    --------    --------    --------    --------    --------

At 1 January 1998             13,102         620      13,722      (3,039)   (155,806)       (781)   (145,904)
Cash flows                    (8,551)       (620)     (9,171)      2,770       6,812         547         958
Exchange movements               (57)         --         (57)         81       1,671          --       1,695
Other non-cash changes            --          --          --         (44)       (902)         --        (946)
Other movements                   --          --          --     (14,446)     14,446          --          --
                            --------    --------    --------    --------    --------    --------    --------

AT 31 DECEMBER 1998            4,494          --       4,494     (14,678)   (133,779)       (234)   (144,197)
                            ========    ========    ========    ========    ========    ========    ========

Bank deposits have a maturity period of more than 24 hours but are repayable on demand subject, in some instances, to the payment of certain expenses.

28.     CAPITAL COMMITMENTS

Capital commitments as at 31 December 1998 were as follows:

                                     1998    1997
                                  GBP'000 GBP'000
Authorised and contracted for         139      --
                                    -----   -----

Authorised but not contracted for     344      --
                                    =====   =====

29. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

TURNOVER

It is the Company's policy to recognise online subscriptions in full when contractually due and invoiced and to provide in full for the cost of related service obligations. Under US GAAP, online subscription revenues are recognised rateably over the subscription term which is usually 12 months. No adjustment is required under US GAAP for the "modular pricing" subscriptions since these subscriptions are recognised rateably over the subscription term.

INTANGIBLE FIXED ASSETS

It is the Company's policy to capitalise costs associated with the development of the host computer system and product development and amortise over a period of five and three years, respectively. Under US GAAP, costs associated with the host computer are expensed as incurred, as are product development costs incurred to establish technological feasibility. Statement of Financial Accounting Standards No. 86 requires that product development costs incurred subsequent to establishing technological feasibility up until the product's general release are capitalised; however in the Company's case the period between the establishment of technical feasibility, as evidenced by a product design and the completion and testing of a working model, and the product's release is short and the associated costs insignificant. Consequently, under US GAAP, no product development costs have been capitalised. Product development costs capitalised under UK GAAP include interest (note 6) which would not be capitalisable under US GAAP. These amounts are included in this adjustment.

INDEXING COSTS

The Company's policy is to defer database indexing costs and amortise these costs on a straight line basis over two years. Under US GAAP, database indexing costs are expensed as incurred.

DEFERRED TAXATION

Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which "more likely than not" will be realised in future tax returns. Deferred tax amounts also arise as a result of the other US GAAP adjustments.

The UK deferred tax liability can be reconciled as follows to the US GAAP net deferred tax asset:

                                                    1998               1997
                                              GBP'000   GBP'000   GBP'000   GBP'000
UK liability                                               (128)               (119)
Liabilities not provided for under UK GAAP               (1,530)             (2,389)
                                                         -------             -------

Full potential deferred tax liability under
UK GAAP                                                  (1,658)             (2,508)
Unprovided deferred tax asset on tax losses     9,090               5,575
Tax effects of US GAAP adjustments:
Acquisition accounting                         17,745               4,041
Revenue recognition                             1,045               1,272
System and product development costs            8,804               6,812
Deferred indexing costs                           168                 269
Investment in available-for-sale securities        --                 215
                                              -------             -------

Gross deferred tax asset in accordance with
US GAAP                                                  36,852              18,184
                                                        -------             -------
Total net deferred tax asset under US GAAP               35,194              15,676
Deferred tax asset valuation allowance                  (35,194)            (15,676)
                                                        -------             -------

NET DEFERRED TAX ASSET IN ACCORDANCE WITH
US GAAP                                                      --                  --
                                                        =======             =======

Management believes that the available objective evidence creates sufficient uncertainty regarding realisability of these items so that a full valuation allowance has been recorded.

The US GAAP basis tax provision is comprised as follows:

                       1998     1997     1996
                    GBP'000  GBP'000  GBP'000
Current:
UK corporation tax       --       --       --
Non-UK tax              776      332      102
                        ---      ---      ---
                        776      332      102
                        ===      ===      ===

The US GAAP tax provision is reconciled to the benefit derived by applying the UK statutory rate to the US GAAP loss before tax as follows:

                                                 1998       1997       1996
                                              GBP'000    GBP'000    GBP'000
US GAAP amounts at UK statutory rate of 31%
(1997: 31.5%, 1996: 33%)                      (10,223)    (7,877)    (3,544)
Disallowed expenditure                          1,306        304         81
Revision of prior year losses                      --         --       (609)
Differential tax rates                         (3,277)        --         --
Change in valuation allowance                  12,897      8,006      4,288
Other                                              73       (101)      (114)
                                              -------    -------    -------
US GAAP tax provision                             776        332        102
                                              =======    =======    =======

ACQUISITION ACCOUNTING

Under UK GAAP, the Company has written off purchased goodwill, defined as the excess of the acquisition price over the fair value of the net assets acquired, against reserves for all acquisitions made prior to 31 December 1997. For US GAAP purposes, the acquisition price is allocated to all tangible and intangible assets acquired based on their fair value, including in-process research and development. Amounts allocated to in-process research and development are then immediately expensed.

Goodwill and other acquisition-related intangible assets are recognised on the balance sheet and amortised by charges against income over its estimated useful life, not to exceed 40 years.

Under UK GAAP, for all acquisitions made since 1 January 1998, goodwill is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 to 20 years.

The Group has accounted for its acquisition of KRII in accordance with FRS7, "Fair values in acquisition accounting". This standard sets out rules for accounting for acquisitions in consolidated financial statements and states that the fair value balance sheet of an acquired company cannot include provisions for integration and reorganisation costs set up by the acquiring company. Under US GAAP, certain integration and reorganisation costs may be considered liabilities assumed and included in the allocation of the acquisition cost.

EMPLOYEE COSTS

During 1993, certain share allocations were made to certain of the Company's employees at par value which were below deemed market value. Under UK GAAP these share issues were recorded at their par value, whereas under US GAAP the difference between the par value and the deemed market value is considered to be employee compensation and expensed in total in the year.

In addition, prior to December 1995, options were granted under the Company's Sharesave Scheme at a 20 per cent. discount (15 per cent. with effect from December 1995 onwards) from the fair market value of the stock at the date of grant. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is considered to be employee compensation and is expensed over the five year savings period of the scheme.

Under US GAAP, the Company applies Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its schemes. Had compensation expense for the Company's share option schemes been determined based upon the fair value at the grant date for awards under these schemes consistent with the methodology prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's US GAAP net loss and loss per share would have been increased in 1998 by GBP995,000 and 0.7p per share (1997: GBP369,000 and 0.2p per share; 1996: GBP622,000 and 1.0p per share).

The fair value of the options granted during 1998 has been estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0 per cent. (1997 and 1996: 0 per cent.), volatility of 63 per cent. (1997: 59 per cent.; 1996: 72 per cent.), risk-free investment rate of 5.5 per cent. (1997: 6.5 per cent.; 1996: 6.2 per cent.), assumed forfeiture rate of 0 per cent. (1997 and 1996: 0 per cent.) and an expected life of six years (1997 and 1996: six years). The average value of the options granted during 1998 is estimated as being 113 pence (1997: 119 pence; 1996: 170 pence) for each Ordinary share.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Under UK GAAP, fixed asset investments are held at cost unless there is a permanent diminution in value whereupon provision is made for such diminution through the profit and loss account. Under US GAAP, debt and equity investments that meet the definition of "available-for-sale securities", as defined by Statement of Financial Accounting Standards No. 115 ("SFAS 115"), are held at their market value; unrealised holding gains and losses are excluded from earnings and reported as a net amount as a component of shareholders' equity until realised.

CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for trading activities, returns in investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing activities.

Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included under operating activities under US GAAP.

Under US GAAP, cash and cash equivalents do not include overdrafts, but do include investments repayable within three months of maturity when acquired.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

                                                             YEAR ENDED 31 DECEMBER
                                                           1998        1997        1996
                                                        GBP'000     GBP'000     GBP'000
Net cash provided by/(used in) operating activities       5,240        (122)     (8,413)
Net cash used in investing activities                    (4,120)   (256,054)     (3,586)
Net cash (used in)/provided by financing activities      (9,671)    263,128      (2,081)
                                                        --------    --------    --------
Net (decrease)/increase in cash and cash equivalents     (8,551)      6,952     (14,080)
Cash and cash equivalents at beginning of period         13,722       6,538      20,533
Effect of foreign exchange rate changes                    (677)        232          85
                                                       --------    --------    --------
Cash and cash equivalents at end of period                4,494      13,722       6,538
                                                       ========    ========    ========

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Group's financial instruments at 31 December 1998 and 1997 are as follows:

                                                1998                    1997
                                          CARRYING        FAIR    CARRYING        FAIR
                                            AMOUNT       VALUE      AMOUNT       VALUE
                                           GBP'000     GBP'000     GBP'000     GBP'000
Publicly quoted fixed asset investments         --          --       5,043       4,362
Cash and bank deposits                       4,494       4,494      13,722      13,722
Senior Credit Facility                     (46,052)    (46,052)    (56,217)    (56,217)
Senior Subordinated Notes                 (108,186)   (104,399)   (109,396)   (113,498)
Obligations under finance leases              (234)       (234)       (781)       (781)
Interest rate cap agreement                    148          34         185         147

The amounts in the table are stated gross of unamortised finance costs.

The carrying amounts of publicly quoted fixed asset investments and Senior Subordinated Notes were based on the quoted market prices for these instruments.

The carrying amount of cash and bank deposits is a reasonable estimate of fair value.

The Senior Credit Facility bears interest on a floating rate basis based on the current value of US Dollar LIBOR. Therefore the fair value of this instrument is considered to approximate its carrying amount. In the opinion of the Directors, the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.

The fair value of the interest rate cap agreement has been estimated upon the available market price for a similar instrument at 31 December 1998 and 1997.

EXCEPTIONAL ITEMS

Under UK GAAP, certain exceptional items are shown separately on the face of the profit and loss account after operating profit and before interest. Under US GAAP, exceptional items should be included as a normal operating item so that operating profit/(loss) includes these costs. The adjustments to operating
(loss)/profit under US GAAP can be reconciled as follows:

                                                        YEAR ENDED 31 DECEMBER
                                                        1998      1997      1996
                                                     GBP'000   GBP'000   GBP'000
Operating profit/(loss) in accordance with UK GAAP    20,726   (22,307)    (7,872)
Reclassification of exceptional item                   2,069     4,035         --
                                                     -------   -------    -------
Operating profit/(loss) in accordance with US GAAP    22,795   (18,272)    (7,872)
                                                     =======   =======    =======

The adjustments to net loss and shareholders' equity under US GAAP can be reconciled as follows:

                                                             YEAR ENDED 31 DECEMBER
                                                           1998       1997       1996
ADJUSTMENTS TO NET LOSS                                 GBP'000    GBP'000    GBP'000

Retained profit/(deficit) in accordance with UK GAAP      4,439    (20,744)    (7,226)
US GAAP adjustments:
Acquisition accounting                                  (36,037)   (14,606)        --
Fair value adjustments                                       --      3,029         --
System and product development costs:
--capitalised during the year                           (11,762)    (3,964)    (4,315)
  amortization                                            8,308     11,548      2,170
Revenue recognition                                         667       (405)      (956)
Deferred indexing costs                                     312       (151)      (583)
Employee costs                                              (28)       (23)       (20)
Income taxes                                                 (7)        (9)        62
                                                        -------    -------    -------
Net loss in accordance with US GAAP                     (34,108)   (25,325)   (10,868)
                                                        -------    -------    -------
Net loss per share in accordance with US GAAP (pence)    (22.65)    (25.06)    (11.77)
                                                        =======    =======    =======


                                                         YEAR ENDED 31 DECEMBER
                                                              1998        1997
ADJUSTMENTS TO SHAREHOLDERS' EQUITY                        GBP'000     GBP'000

Ordinary shareholders' funds in accordance with UK GAAP    (94,818)    (91,681)
US GAAP adjustments:
Acquisition accounting                                     194,242     221,540
Capitalised system and product development costs net
of amortisation                                            (23,154)    (21,624)
Revenue recognition                                         (3,370)     (4,037)
Deferred indexing costs                                       (541)       (853)
Investment in available-for-sale securities                     --        (681)
Income taxes                                                   120         119
                                                          --------    --------
Shareholders' equity in accordance with US GAAP             72,479     102,783
                                                          ========    ========

30.     SUBSEQUENT EVENTS

On 2 February 1999, the Group announced the disposal of its assets held for resale, the CARL Corporation and The UnCover Company, to Ward Shaw, the senior member of the management team of both companies, for a consideration of $2,250,000 (GBP1,352,000). Of the consideration, $1 million is being satisfied in cash, with the balance payable through a loan note, repayable by January 2001. Costs associated with the disposal are estimated to be $600,000 (GBP360,000). The businesses have been carried in the 31 December 1998 balance sheet at their net estimated proceeds of $1,650,000 (GBP992,000). The difference between the net estimated proceeds at 31 December 1998 and 1997 of GBP6,392,000 has been treated as an adjustment to fair value and written off directly to reserves.

On 17 May 1999, the Company announced that it had secured an additional facility from The Chase Manhattan Bank ("Chase") of $25 million. The facility is repayable in October 2002 and carries interest at a rate of 3.25 percentage points over US Dollar LIBOR through to 1 October 1999 and 4.25 percentage points over US Dollar LIBOR thereafter. In connection with this incremental financing, the Company has agreed to issue Chase with warrants to purchase an initial 1.5 million new Ordinary shares (representing approximately 1 per cent. of the current issued share capital of the Company) exercisable between 17 May 1999 and 11 October 2002, together with additional warrants to purchase up to a maximum of a further 1.5 million new Ordinary shares between 1 August and 1 November 1999 if the term facility is still outstanding on those dates, such warrants to be exercisable up to 14 May 2004. The warrants are exercisable at a price of
120.5 pence per Dialog Ordinary share (the closing mid-market price on 13 May
1999).

31.     CONTINGENT LIABILITIES

In October 1997, immediately prior to the Company's acquisition of KRII, KRII was sued in a class action for copyright violation. The case is currently proceeding in a United States federal court. At issue is the article delivery service operated by one of KRII's subsidiaries. The subsidiary would, upon permission from publishers, provide copies of single articles from magazines and journals. The plaintiffs, who are authors, contend that the publishers did not have the authority to grant permission to the Company's subsidiary for such copying. The trial court has agreed with the plaintiffs' interpretation of the Copyright Act that the law does not grant publishers the authority to permit copying of single articles absent other agreements with an author. This interpretation of the Copyright Act is currently being reviewed by the United States Court of Appeals for the Ninth Circuit. Further proceedings in the trial court have been stayed while the appeal is pending. The Directors are confident that the appeal will reverse the earlier decision of the trial court in favour of the plaintiffs. Nevertheless, in the opinion of the Directors, adequate provision has been made to cover the costs and damages that could accrue to the Company in the eventuality of an adverse outcome.

The Company and its subsidiaries are also parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's consolidated financial position.

                                     PART V

                       PRO FORMA STATEMENT OF NET ASSETS

Set out below is an unaudited consolidated pro forma statement of net assets of Dialog reflecting the Proposals. It has been derived from the unaudited consolidated balance sheet of Dialog as at 31 December 1999 and adjusted for the unaudited combined net assets statement of the ISD at that date compiled from the Dialog Group consolidation returns used for preparing the 1999 preliminary results as described in Part II of this document. The statement has been prepared to illustrate the impact of the Proposals and the repayment of debt on the net assets of the Group as shown in its preliminary financial statements at 31 December 1999. It is prepared for illustrative purposes only and, because of its nature, may not give a true picture of Dialog's financial position or results.


                                                                           Adjustments
                                                             ----------------------------------------
                                                           Disposal of
                                                              ISD at                                              Pro forma
                                            31 December     31 December     Proceeds of         Repayment       statement of
                                                1999            1999        transactions        of debt           net assets
                                              GBP'000         GBP'000         GBP'000           GBP'000             GBP'000
FIXED ASSETS
Intangible assets                              27,030         (26,154)                               --                 876
Goodwill                                        9,805          (1,638)                               --               8,167
Tangible assets                                14,338         (13,466)             --                                   872
Investments                                     9,635          (6,504)             --                                 3,131
                                             --------        --------          --------          --------          --------
                                               60,808         (47,762)             --                                13,046
                                             --------        --------          --------          --------          --------
CURRENT ASSETS

Stocks                                             60             (60)                               --
Debtors                                        36,690         (30,597)             --                                 6,093
Cash at bank and in hand                       10,521             --            194,881(3)       (167,086)           38,316
                                             --------        --------          --------          --------          --------
                                               47,271         (30,657)          194,881          (167,086)           44,409
CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR                             (71,574)         33,100               --             30,075(4)         (8,399)
                                             --------        --------          --------          --------          --------
NET CURRENT (LIABILITIES)/ASSETS              (24,303)          2,443           194,881          (137,011)           36,010
                                             --------        --------          --------          --------          --------
TOTAL ASSETS LESS CURRENT LIABILITIES          36,505         (45,319)          194,881          (137,011)           49,056
CREDITORS: AMOUNTS FALLING DUE
  AFTER MORE THAN ONE YEAR                   (137,370)          5,296              --             131,065(4)         (1,009)
PROVISIONS FOR LIABILITIES AND CHARGES         (1,430)            633                                 --               (797)
                                             --------        --------          --------          --------          --------
NET ASSETS                                   (102,295)        (39,390)          194,881            (5,946)(6)        47,250
                                             ========        ========          ========          ========          ========


Notes:

1. The pro forma statement of net assets does not reflect trading since 31 December 1999 for Dialog or the ISD.
2. Net proceeds from the sale of ISD are assumed to be GBP167.0 million ($269.2 million) after costs and contractual adjustments of GBP1.4 million ($2.2 million), using the exchange rate described in note 5 below.
3. Proceeds from the Thomson subscription are assumed to be GBP15.9 million and the Jiyu subscription is assumed to be GBP12 million. Total proceeds are therefore assumed to be GBP194.9 million.
4. GBP131.1 million of the total proceeds will be used to repay long term borrowings and GBP30.1 million will repay short term borrowings. The remainder will increase the Group's cash balance.
5.   Exchange rate assumed is $1.61/GBP1 being the rate at 31 December 1999.
6. The reduction in net assets as a result of the repayment of debt relates to the write off of unamortised debt arrangement fees, amounting to GBP5.9 million.
7.   No tax charge will arise on the Sale.
8.   No adjustment has been made for any event save as disclosed above.

                                     [LOGO]
PricewaterhouseCoopers                                              [Letterhead]


The Directors
The Dialog Corporation plc
The Communications Building
48 Leicester Square
London WC2H 7DB

PricewaterhouseCoopers Corporate Finance
1 Embankment Place
London WC2N 6NN

3 April 2000

Dear Sirs

We report on the pro forma statement of net assets set out in Part V of the Listing Particulars of Dialog dated 3 April 2000, which has been prepared, for illustrative purposes only, to provide information about how the Proposals might have affected the net assets of the Group as at 31 December 1999.

RESPONSIBILITY
It is the responsibility solely of the directors of Dialog to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the London Stock Exchange.

It is our responsibility to form an opinion, as required by the Listing Rules of the London Stock Exchange, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

OPINION

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b)  such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the London Stock Exchange.


Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

                                    PART VI

                             ADDITIONAL INFORMATION

1.      RESPONSIBILITY

The Directors of the Company, whose names appear on page 3 of this document, accept responsibility for the information contained herein. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.      THE COMPANY

The Company, whose registered office and principal place of business is at The Communications Building, 48 Leicester Square, London WC2H 7DB, was incorporated and registered in England and Wales on 27 February 1985 as a private limited company pursuant to the Companies Acts 1948 to 1981 (registered number 1890236) under the name Mapola Limited. On 27 March 1985 the name of the Company was changed to M.A.I.D Systems Limited. On re-registration as a public limited company on 10 February 1994 the Company's name was changed to M.A.I.D plc. The Company was admitted to the Official List on 25 March 1994. On 17 November 1997, the Company changed its name to The Dialog Corporation plc. The principal legislation under which the Company operates is the Companies Act 1985 as amended by the Companies Act 1989 (the "Act").

3.      SHARE CAPITAL

(a)     The present authorised and issued share capital of the Company is:

                           ORDINARY SHARES OF 1P EACH


                 AUTHORISED                       ISSUED

              GBP            NUMBER           GBP            NUMBER
        1,998,270       199,827,000     1,553,013       155,301,346



(b) During the three years preceding the date of this document there have been the following changes in the authorised and issued share capital of the Company:

        (i) On 13 August 1997, the Company issued 2,105,855 new Ordinary Shares credited as fully paid (at an effective subscription price of 203p per new Ordinary Share) as part of the consideration for the acquisition of a 70 per cent. interest in Muscat;

        (ii) On 10 November 1997, the Company increased its authorised share capital from GBP1,350,000 to GBP1,998,270 by the creation of an additional 64,827,000 Ordinary Shares;

        (iii) On 14 November 1997, 54,500,000 Ordinary Shares were issued at a price of 220p to institutional and other investors pursuant to a placing in connection with the acquisition of Knight-Ridder;

        (iv) Pursuant to the Share Option Schemes referred to in paragraph h below, between 27 March 1997 and 27 March 2000, 488,835 Ordinary Shares were issued, credited as fully paid at subscription prices between 49p and 188.5p per Ordinary Share;

        (v) On 23 December 1997, the Company issued 313,636 new Ordinary Shares credited as fully paid (at an effective subscription price of GBP1.415 per new Ordinary Share) as consideration for the acquisition of the remaining 23 per cent. minority interest in its Danish subsidiary, Dialog Information Services A/S;

        (vi) On 19 November 1998, the Company issued 694,025 new Ordinary Shares credited as fully paid (at an effective subscription price of GBP1.66 per new Ordinary Share) as part of the consideration for the acquisition of Write Works Limited;

        (vii) The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates from 11 May 1998 to 1 March 2000, the Company matched employee contributions under the Plan partially with the allotment of new Ordinary Shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 425,204 Ordinary Shares have been issued, credited as fully paid at subscription prices between 57p and 184p to date under the Plan at a combined market value of GBP432,058.58; and

        (viii) On 30 November 1999, the Company issued 3,012,936 new Ordinary Shares, credited as fully paid (at an effective subscription price of 83p per new Ordinary Share) as consideration for the acquisition of the remaining 30 per cent. interest in Muscat not already held by the Company.

(c) Pursuant to the second resolution set out in the notice of EGM at the end of this document, it is proposed to:

        (i) increase the authorised share capital of the Company from GBP1,998,270 to GBP2,500,000;

        (ii) give the Directors authority pursuant to section 80 of the Act to allot the New Ordinary Shares and otherwise to allot relevant securities up to an aggregate nominal amount of GBP572,123.00 (which, allowing in full for the New Ordinary Shares to be issued, will represent approximately 33 per cent. of the Company's enlarged issued share capital immediately following Admission), such authority to expire on 26 April 2005;

        (iii) empower the Directors pursuant to section 95 of the Act until 26 April 2005 to allot equity securities (as defined in section 94 of the Act) pursuant to the authority referred to in (ii) above as if section 89(1) of the Act did not apply to such allotment, such allotment being limited to the allotment of equity securities in connection with the subscription of new Ordinary Shares by Thomson and Jiyu or pursuant to the terms of warrants or share option schemes or a rights issue or other pre-emptive offer to Shareholders and otherwise up to an aggregate nominal amount of GBP85,818.38 (which, allowing in full for the New Ordinary Shares to be issued, will represent approximately 5 per cent. of the Company's enlarged issued share capital immediately following Admission).

(d) Save as provided in paragraph (c) above, the provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act confer on Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be paid up in cash) apply to the authorised but unissued share capital of the Company.

(e) Immediately following Admission, the authorised share capital of the Company will be GBP2,500,000 divided into 250,000,000 Ordinary Shares of which 171,636,759 will be in issue. There will remain GBP783,632.41 of authorised but unissued share capital consisting of 78,363,241 Ordinary Shares, equal to approximately 30 per cent. of the authorised share capital of the Company. A total of 17,801,136 Ordinary Shares will be reserved for issue under options under the terms of the Share Option Schemes described in paragraph (h) below and under warrants described in paragraphs (i) and (j) below.

(f) The Ordinary Shares are and the New Ordinary Shares will be in registered form and will be issued in certificated form.

(g) The New Ordinary Shares will, on Admission, rank pari passu with all of the other issued Ordinary Shares in the capital of the Company.

(h) As at 31 March 2000 (being the latest practicable date prior to the publication of this document) there were outstanding options under the Company's Share Option Schemes over a total of 8,801,136 Ordinary Shares. The Company has granted options to Directors and employees to subscribe for Ordinary Shares under the Share Option Schemes as follows:


        SCHEME              OPTION PRICE (PENCE)    NO. OF SHARES        EXERCISABLE DATES
        Sharesave Scheme                  49.00         98,570           01/12/99-31/05/00
        Sharesave Scheme                  64.00         99,183           01/06/00-30/11/00
        Sharesave Scheme                 224.00          2,464           01/12/00-31/05/01
        Sharesave Scheme                 180.00         25,680           01/06/01-30/11/01
        Sharesave Scheme                 174.00          1,189           01/05/02-31/10/02
        Sharesave Scheme                 137.00         54,790           01/07/01-31/12/01
        Sharesave Scheme                 137.00         38,876           01/07/03-31/12/03
        Sharesave Scheme                  99.00        108,801           01/07/02-31/12/02
        Sharesave Scheme                  99.00        145,153           01/07/04-31/12/04
        SHARESAVE SCHEME                 129.22        574,706           01/12/99-31/12/04

        Unapproved                       110.00        128,863           24/03/97-24/03/01
        Unapproved                       248.00         98,000           04/10/98-04/10/02
        Unapproved                       229.00         21,834           31/07/99-31/07/00
        Unapproved                       175.00         15,000           28/02/99-28/02/03
        Unapproved                       287.00        100,000           07/07/97-16/08/03
        Unapproved                       188.50        441,120           30/09/97-14/03/04
        Unapproved                       199.50          7,500           26/03/00-26/03/04
        Unapproved                       158.00        374,100           09/04/01-09/04/05
        Unapproved                       173.00        150,000           02/02/99-30/04/05
        Unapproved                       170.00         10,000           08/09/01-08/09/05
        Unapproved                       150.00        670,000           08/10/01-08/10/05
        Unapproved                       121.00        256,168           01/04/02-01/04/06
        Unapproved                        90.50         86,550           02/07/02-02/07/06
        UNAPPROVED                       179.96      2,359,135           24/03/97-02/07/06


        SCHEME              OPTION PRICE (PENCE)    NO. OF SHARES        EXERCISABLE DATES
        Executive                        110.00        614,045           24/03/97-24/03/04
        Executive                         80.00         20,000           25/04/98-25/04/05
        Executive                        248.00        134,500           04/10/98-04/10/05
        Executive                        188.50         96,380           02/09/99-14/03/07
        Executive                        158.00        200,400           09/04/01-09/04/08
        Executive                        121.00        143,832           01/04/02-01/04/09
        Executive                         90.50         33,450           02/07/02-02/07/09
        Executive                         74.00         30,000           25/08/02-25/08/09
        EXECUTIVE                        110.67      1,272,607           24/03/97-25/08/09

        Super Options
        Unapproved                       400.00      1,525,000           02/07/02-02/07/06
        SUPER OPTIONS (STERLING)         400.00      1,525,000           02/07/02-02/07/06

        OPTIONS OVER AMERICAN DEPOSITARY SHARES IN US DOLLARS

                                     OPTION PRICE       EQUIVALENT NO.*
        SCHEME                        (US CENTS)     OF ORDINARY US SHARES     EXERCISABLE DATES
        US Stock Option Plan            275.00              300,000            09/04/99-09/04/08
        US Stock Option Plan            297.00               30,000            30/04/99-30/04/08
        US Stock Option Plan            295.50               72,000            08/09/99-08/09/08
        US Stock Option Plan            247.50              440,000            08/10/99-08/10/08
        US Stock Option Plan            200.00              591,000            01/04/00-01/04/09
        US Stock Option Plan            143.75              360,000            02/07/00-02/07/09
        US Stock Option Plan            118.75               25,000            25/08/00-25/08/09
        US STOCK OPTION PLAN            243.13            1,818,000            09/04/99-25/08/09

        SUPER OPTIONS
        US Stock Option Plan            643.50              400,000            02/07/02-02/07/06
        SUPER OPTION                    643.50              400,000            02/07/02-02/07/06

        Employee Stock Purchase Plan    262.00               18,308                     30/09/00
        Employee Stock Purchase Plan    213.00               52,288                     22/04/01
        Employee Stock Purchase Plan     95.00              128,536                     04/10/00
        EMPLOYEE STOCK PURCHASE PLAN    190.00              199,132            30/09/00-22/04/01

        INDIVIDUAL ARRANGEMENTS
        Individual arrangements         373.00               26,844            14/11/98-14/11/04
        Individual arrangements         295.00               16,928            08/09/99-08/09/05
        Individual arrangements         266.00               25,000            12/12/97-12/12/07
        Individual arrangements         200.00               25,000            01/04/99-01/04/09
        INDIVIDUAL ARRANGEMENTS         283.00               93,772            12/12/97-01/04/09


        *Note in US calculations options are shown in ordinary share equivalent
        - actual options are over ADSs (one ADS = 4 ordinary shares)

        MUSCAT EMPLOYEES (UK)

        SCHEME              OPTION PRICE (PENCE)    NO. OF SHARES        EXERCISABLE DATES

        Muscat Unapproved                 44.00        128,270            01/10/00-01/10/04
        Muscat Unapproved                 43.00         84,039            20/06/00-20/10/04
        Muscat Unapproved                 59.00         88,462            01/01/01-01/01/05
        Muscat Unapproved                 67.00        132,693            01/04/01-01/04/05
        Muscat Unapproved                 67.00         36,859            01/09/01-01/09/05
        Muscat Unapproved                 67.00         58,974            01/11/01-01/11/05
        Muscat Unapproved                 67.00         29,487            01/12/01-01/12/05
        MUSCAT UNAPPROVED                 59.14        558,784            20/06/00-01/12/05

        TOTAL US PLANS                               2,510,904
        TOTAL NON-US PLANS                           6,290,232
        GRAND TOTAL                                  8,801,136

        Subject to completion of the Proposals contained within this document, options held by employees who transfer to Thomson shall be affected in the following manner:

        (1)     SHARESAVE SCHEME

                Relevant employees shall have six months from the date of completion of the Sale Agreement in which to exercise options to the value of their accumulated savings; thereafter their options will lapse.

        (2)     UNAPPROVED SCHEME

                Options held by relevant employees under the Unapproved Scheme shall become (if not already) exercisable upon completion of the Sale Agreement and shall remain so until the later of:

                (i)       twelve months after the date of completion; or

                (ii)      four years after the date of grant;

                Thereafter, they lapse.

        (3)     EXECUTIVE SCHEME

                Options held by relevant employees under the Executive Scheme shall become (if not already) exercisable upon completion of the Sale Agreement and shall remain so until the later of:

                (i)       twelve months after the date of completion; or

                (ii)      four years after the date of grant;

                Thereafter, they lapse.

        (4)     US STOCK OPTION PLAN

                Under the terms of the US Stock Option Plan, options held by relevant employees shall be subject to accelerated vesting and may be exercised on a date at or around the date of completion of the proposed Sale Agreement. Thereafter, unexercised options shall lapse.

                The option agreements of certain individuals (including the executive directors) contain provisions permitting an extended period during which their options may be exercised following completion of the Sale Agreement.

        (5)     EMPLOYEE STOCK PURCHASE PLAN

                Rights to acquire ADS's to the value of accumulated savings under the Employee Stock Purchase Plan accelerate and may be exercised on a purchase date prior to the date of completion of the Sale Agreement.

        (6)     MUSCAT UNAPPROVED SCHEME

                Options held by relevant employees under the Muscat Unapproved Scheme shall become (if not already) exercisable upon completion of the Sale Agreement and shall remain so for a period of six months. Thereafter, they lapse.

        (i) In connection with a new term facility of $25 million agreed between the Company and Chase Manhattan Bank International Limited ("Chase") in May 1999, the Company issued to Chase between May 1999 and November 1999 a total of 3 million warrants to subscribe Ordinary Shares in the Company. 1.5 million of those warrants entitle Chase to subscribe Ordinary Shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining
                1.5 million warrants entitle Chase to subscribe Ordinary Shares at any time up to 14 May 2004 (the "2004 Warrants"). The subscription price for an Ordinary Share subscribed on exercise of a Warrant will be as follows:

                (i) if the warrant is exercised on or before 8 May 2000, the exercise price of 90.6p per Ordinary Share; and

                (ii) if the warrant is exercised on or after 9 May 2000, the lower of 90.6p per Ordinary Share and the average of the daily market price for Ordinary Shares for the ten consecutive dealing days ending on and including 8 May 2000.

                In relation to both the 2002 Warrants and the 2004 Warrants, the number of warrants and/or the exercise price may be adjusted on the occurrence of certain events including, on any capital reorganisation of the Company or on any distribution of assets to shareholders or on any issue of Ordinary Shares for cash at less than "Fair Market Value". For these purposes, "Fair Market Value" means (whilst the Ordinary Shares are listed) the average of the daily market prices for an Ordinary Share for the 30 consecutive dealing days commencing 45 dealing days before the relevant date. The warrant instruments in relation to the 2002 Warrants and the 2004 Warrants are being made available for inspection in accordance with paragraph 14 below.

        (j) On 12 November 1999, warrants to subscribe an aggregate of 6 million Ordinary Shares (the "2009 Warrants") were issued to the Company's senior lenders, including to Chase Manhattan Bank, ABN AMRO Bank, NM Rothschild & Sons, the Bank of Scotland and the Royal Bank of Scotland (the "Banks"). The 2009 Warrants were issued in consideration of the Banks agreeing to relax the covenant arrangements in connection with the refinancing of the Company's senior debt. The 2009 Warrants may be exercised, in whole or in part, at any time, during the period commencing on 12 November 1999 and expiring at 11.59 p.m. on 12 November 2009. The subscription price for an Ordinary Share subscribed on exercise of a Warrant will be as follows:

                (i) if the warrant is exercised on or before 8 May 2000, the exercise price of 90.6p per Ordinary Share; and

                (ii) if the warrant is exercised on or after 9 May 2000, the lower of 90.6p per Ordinary Share and the average of the daily market price for Ordinary Shares for the ten consecutive dealing days ending on and including 8 May 2000.

                The terms of the 2009 Warrants contain provisions to protect the holders of those warrants and for adjusting the subscription price and the number of shares which are the subject of the 2009 Warrants in certain circumstances to take into account alterations to the share capital of the Company in the same way described above in relation to the 2002 Warrants and the 2004 Warrants. The warrant instrument relating to the 2009 Warrants is being made available for inspection in accordance with paragraph 14 below.

4.      MEMORANDUM AND ARTICLES OF ASSOCIATION

(a)     MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company provides that the Company's principal objects are to carry on business as a holding and investment company and to carry on the business of the provision of an indexed online delivery system and related activities. The objects of the Company are set out in full in clause 4 of the Memorandum of Association.

(b)     ARTICLES OF ASSOCIATION

The Articles of Association of the Company which are available for inspection at the address specified in paragraph 14 below contain, amongst other things, provisions to the following effect:

(i)             Dividends

                Subject to the Act and every other statute from time to time in force concerning companies and affecting the Company (together the "Statutes"), the Company may by ordinary resolution declare dividends to be paid to members of the Company according to their rights, but not exceeding the amount recommended by the directors. If, in the opinion of the directors, the profits of the Company available for distribution justify such payments, the directors may from time to time pay interim dividends and may also pay any fixed rate dividend on the half-yearly or other dates prescribed for payment. Subject to any special rights attaching to shares, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date, such share shall rank for or be entitled to dividends accordingly.

                All dividends unclaimed may be invested or otherwise used by the directors for the benefit of the Company until claimed and all dividends unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

(ii)            Winding-up

                If the Company commences to be wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by law:

                (1) divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

                (2) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall with the like sanction think fit,

                but no member shall be compelled to accept any share or other assets upon which there is any liability.

        (iii)   Voting

                Subject to any terms as to voting upon which any shares may be issued, or may from time to time be held, and to the provisions of the articles, every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

        (iv)    Restrictions on shares

                If a member or any person appearing to be interested in shares in the Company has been duly served with a notice pursuant to
                Section 212 of the Act or, having been duly served with such a notice, has in purported compliance with it made a statement which in the opinion of the directors is false or misleading in any material particular and has been served with a further notice by the directors requiring him to supply the correct information and is in default in supplying to the Company the information thereby required within a prescribed period after the service of such notice the directors may serve on such member a notice (a "direction notice") in respect of the shares in relation to which the default occurred ("default shares") directing that the member shall not be entitled to vote at any general meeting or class meeting of the Company in respect of the default shares or any other shares held by him. Where the default shares represent at least 0.25 per cent.. of the issued shares of the same class the direction notice may in addition direct that any dividend or other money which would otherwise be payable on such shares shall be retained by the Company without liability to pay interest, any election by the member for any scrip dividend alternative in respect of the default shares shall not be effective and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the directors to the effect that after due and careful enquiry the member is satisfied that no person in default is interested in any shares subject to the transfer or the transfer is an approved transfer (meaning that it is made in acceptance of a takeover offer or to a bona fide unconnected third party or through a designated stock exchange). The prescribed period referred to above means 14 days from the date of service of the notice under Section 212 or, as the case may be, the notice from the directors requiring the correct information to be supplied.

                No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

        (v)     Alteration of Share Capital and Variation of Rights

                The Company may by ordinary resolution (a) increase its share capital, (b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares,
                (c) subject to the Statutes, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that one or more of the shares resulting from the sub-division may have any preference or other advantage as compared with the others and (d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

                Subject to the Statutes, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied, modified or abrogated, whether or not the Company is being wound up, either (a) in such manner (if any) as may be provided by such rights or (b) in the absence of any such provision either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise). At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

        (vi)    Transfer of Shares

                Any member may transfer all or any of his shares by an instrument of transfer in any usual or common form or in any other form which the directors may approve. Where the Statutes and/or regulations made pursuant thereto allow, shares in the Company may be transferred without a written instrument pursuant to procedures adopted for the purpose by the directors. Any instrument of transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The directors may also refuse to register a transfer of shares unless the instrument of transfer:

                (1) is lodged (duly stamped if so required by law in order to be registered) at the Company's registered office or at such other place as the directors may appoint accompanied by the relevant share certificate(s);

                (2)       is in respect of only one class of share; and

                (3)       is in favour of not more than four persons jointly.

                A member may transfer all or part of his uncertificated shares and the Company shall register the transfer of any uncertificated shares in accordance with any applicable statutory provision. The directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of an uncertificated share where permitted by any applicable statutory provision. If the directors refuse to register a transfer of an uncertificated share they shall, within two months of the date on which the transfer instruction relating to such a transfer was received by the Company, send to the transferee notice of the refusal.

                (vii)   Borrowing Powers

                Subject as provided below, the directors may exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (including uncalled capital) or any part thereto and, subject to the Statutes, to issue debentures, debenture stocks and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

                The directors must however restrict the borrowings of the Company and, so far as they are able, of its subsidiary undertakings, so as to secure the aggregate amount from time to time remaining undischarged of all moneys borrowed by the Company and its subsidiary undertakings (excluding amounts borrowed by any of them from any other) shall not without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the aggregate of the amount paid up or credited as paid up on the issued share capital of the Company and the amount standing to the credit of the consolidated capital and revenue reserves (including any share premium account and capital redemption reserve) of the Company and its subsidiary undertakings but adjusted as set out in the Articles.

                (xiii)  Directors

                EMOLUMENTS AND EXPENSES OF DIRECTORS

                The remuneration of the directors for their ordinary activities as such shall not in aggregate exceed GBP250,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. Such remuneration shall be divisible among the directors as they may agree or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Any director who holds any executive office or who serves on any committee of the directors or who otherwise performs services in which the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission or otherwise, as the directors may determine. The directors shall have power to provide benefits whether by payment of gratuities, pensions or otherwise to (or to any family members or dependants of) any director or ex-director who holds or has held any executive position or agreement for service with the Company or any associated company and for the purpose of providing any such benefits to contribute to any scheme or fund or to pay premiums. The directors may purchase and maintain insurance for, or for the benefit of, any persons who are or were directors, officers, employees or auditors of the Company or any associated company or who are or were trustees of any pension fund or profit sharing or employees' share scheme in which employees of the Company or any associated company are interested.

                RESTRICTIONS ON VOTING

                Subject as provided below a director may not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, the Company. A director may not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Notwithstanding the foregoing, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

                (aa) any contract or arrangement for the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

                (bb) any contract or arrangement for the giving of any security, guarantee or indemnity to him in respect of money lent to, or obligations incurred or undertaken by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

                (cc) any contract or arrangement with him to subscribe for shares, debentures or other securities of the Company or any of its subsidiary undertakings issued or to be issued pursuant to any offer or invitation to members or debenture holders or any class thereof of the Company or any of such subsidiary undertakings or to the public or any section thereof or to underwrite or sub-underwrite any shares, debentures or other securities of the Company or any of such subsidiary undertakings;

                (dd) any contract or arrangement concerning any other company in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise howsoever, provided that (directly or indirectly) he is not the holder or beneficially interested in one per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company;

                (ee) any proposal concerning the effecting or maintenance of insurance for the benefit of directors or persons who include directors under which he may benefit.

                For the above purposes, an interest of a person who is connected with a director shall be treated as an interest of the director

                RETIREMENT OF DIRECTORS BY ROTATION

                At each annual general meeting, one-third of the directors from time to time (or, if their number is not a multiple of three, the number nearest to but not exceeding one-third) shall retire from office by rotation. The directors to retire by rotation shall be those who have been longest in office since their last appointment but as between persons who became or were last appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

5.      SHARE OPTION SCHEMES

(a)     1994 EXECUTIVE SHARE OPTION SCHEME

In March 1994, the Company adopted the 1994 Executive Stock Option Scheme (the "Executive Scheme"). Formal approval of the Executive Scheme was given by the Inland Revenue in March 1994. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary Share on the day proceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options grantable under the Executive Scheme and the aggregate exercise price of options grantable to any individual is now limited to GBP30,000 following the passing of the Finance Act 1996.

(b)     1994 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary Shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary Share and the closing market price of an Ordinary Share on the day proceeding the date of grant. Options under the Unapproved Scheme become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits.

(c)     1994 SAVINGS RELATED SHARE OPTION SCHEME

In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme (the "Sharesave Scheme") which was subsequently approved by the Inland Revenue. Under the rules of the scheme, participation is offered to all UK employees, including employee Directors. All options are linked to a contractual savings scheme. Participants may save between GBP5 and GBP250 per month over a three or five year period and at the end of which they are granted a tax-free bonus. Participants may withdraw from the savings contract at any time (although their option will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary Share and 85% (formerly 80% up until December 1995) of the market value of an Ordinary Share at the date of invitation. Options under the scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the Sharesave Scheme are consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits.

(d)     1997 US STOCK OPTION PLAN

In November 1997, the Company adopted the 1997 US Stock Option Plan (the "US Option Plan") which provides for the grant of both incentive and non-statutory stock options over the Company's American Depository Shares (ADSs). Incentive stock options granted under the US Option Plan are intended to qualify as incentive stock options' within the meaning of Section 422 of the Internal Revenue code of 1986, as amended (the `Code'). Non-statutory stock options granted under the US Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the US Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employee, including employee Directors. The exercise price of incentive stock and non-statutory stock options under the US Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. Options granted under the US Option Plan may become exercisable (`vest') in cumulative increments as determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant. The number of shares over which options may be granted under the US Option Plan is consistent with the institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits.

(e)     1998 US EMPLOYEE STOCK PURCHASE PLAN

In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the "Purchase Plan") which provides for the grant of rights (`Rights') to purchase ADSs in the Company. The Rights are intended to qualify as options issued under `employee stock purchase plans' as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the `Code'). Participation in the Purchase Plan is offered to all US resident employees, including employee Directors. The initial offering began on 17 June 1998 (the `Offering Date') and will end on 31 March 1999 (the `Purchase Date'). Thereafter, two year offerings will begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85% of the fair market value of the ADSs on either the Offering Date or the Purchase Date. The purchase price may include any UK stamp duty reserve tax payable with respect to the issue of the ADSs. Under US law an individual may not purchase more than $25,000 worth of ADSs (as determined by the fair market value on the Offering Date). The number of shares over which the Rights may be granted under the Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits.

(f)     INDIVIDUAL US ARRANGEMENTS

Between 12 December 1997 and 1 April 1999 options over American Depositary Shares were granted at the prevailing market price to Richard Swank and Dr Roger Summit in their capacities as non-Executive Directors of The Dialog Corporation, the Company's North American subsidiary.

(g)     MUSCAT UNAPPROVED SCHEME

In November 1999, the Company acquired the remaining 30 per cent. of the issued share capital of Muscat Limited. Pursuant to this transaction, various employees holding in aggregate 436 options at exercise prices ranging from GBP627 to GBP1,100 under the 1998 Muscat Unapproved Share Option Scheme were offered and accepted a total of 642,822 replacement options over ordinary shares of The Dialog Corporation plc at exercise prices ranging from 43p to 67p per share.

6.      SUBSIDIARIES

The Company is the holding company of the Group and, on Admission, will have the following principal subsidiaries:



NAME AND REGISTERED OFFICE           COUNTRY OF      PROPORTION OF      PRINCIPAL
                                    INCORPORATION     EQUITY HELD       ACTIVITY
InfoDynamics Limited                    England            100%             1
Dialog MultiMedia Limited               England            100%             1
Dotcom Investments BV                Netherlands           100%             2
Dialog Holdings Limited                  England           100%             2
Muscat Limited                           England           100%             3
Muscat Europe BV                     Netherlands           100%             3
Webtop.com LLC                                US           100%             3
Webtop.com Ltd                           England           100%             3
Write Works Limited                      England           100%             4
Office Shopper.com Ltd                   England           100%             4
Office Shopper Holdings Ltd              England           100%             2
Office Shopper.com LLC                        US           100%             4



NAME AND REGISTERED OFFICE           COUNTRY OF      PROPORTION OF      PRINCIPAL
                                    INCORPORATION     EQUITY HELD       ACTIVITY

Prosmart Systems UK Ltd                  England           100%             4
Sparza Ltd                               England           100%             4
The Information Corporation Ltd          England           100%             3
Dialog Nova KK                           Japan             100%             2
KMK DigiTex Company Ltd                  Japan             100%             5


Key:

1.      Provision of a database system
2.      Holding company
3.      Provision of indexing and search technology
4.      Provision of eCommerce procurement systems
5.      Distributor of information services

7.      PRINCIPAL PREMISES

Details of the principal properties of the Continuing Group are set out below:


                                                       AREA             CURRENT
LOCATION AND USE                    TENURE           (SQ. FT.)        ANNUAL RENT
1st Floor                      Leasehold               7,957         GBP251,000
The Communications Building    to 28 April 2004
48 Leicester Square
London WC2H 7DB
CORPORATE HEAD OFFICE

Part 4th Floor                 Leasehold               4,600         GBP57,500
Brent House                    to 13 December 2008
349-357 High Road              rent review 14-12-03
Wembley HA9 6AP                break 01-04-03
DTI EXPORT SALES OFFICE

Meridian House                 Leasehold               2,700         GBP27,650
Weston Business Park           to 30 September 2008
Weston on the Green            rent review 01-10-01
Oxon, OX6 8SY                  rent review 01-10-04
SPARZA AND ECOMMERCE OFFICE    rent review 01-10-07

Part 2nd Floor, Block D        Leasehold               5,550         GBP66,852
The Westbrook Centre           to 4 January 2001
Milton Road
Cambridge
CB4 1YG
WEB SOLUTIONS OFFICE


8.      DIRECTORS' AND OTHER INTERESTS

(a)     DIRECTORS' INTERESTS IN THE COMPANY

(i) As at 31 March 2000 (being the latest practicable date prior to the publication of this document) and following Admission, the interests of each of the Directors and (so far as is known to the Directors or could with reasonable diligence be ascertained by them) persons connected with the Directors (within the meaning of section 346 of the Act), in the share capital of the Company, as required to be notified to the Company pursuant to sections 324 and 328 of the Act or as required to be shown in the register maintained under section 325 of the Act are and will be as follows:


                          AS AT THE DATE OF THIS DOCUMENT                     FOLLOWING ADMISSION

                              NUMBER OF       PERCENTAGE OF         NUMBER OF      PERCENTAGE OF
        DIRECTOR        ORDINARY SHARES       SHARE CAPITAL   ORDINARY SHARES      SHARE CAPITAL
        I Barton(1)         479,139               0.31             479,139             0.28
        M Hussey(2)         242,610               0.16             242,610             0.14
        S Maller             25,441               0.02              25,441             0.01
        D Mattey(3)       2,335,200               1.50           2,335,200             1.36
        J Molle             135,116               0.09             135,116             0.07
        C Morton            202,001               0.13             202,001             0.11
        P Sommers(4)         48,000               0.03              48,000             0.03
        R Swank(5)           32,000               0.02              32,000             0.02
        A Thomas(6)         100,000               0.06             100,000             0.06
        D Wagner(7)      17,434,780              11.23          17,434,780            10.16
                         ----------             --------        ----------          --------
                         21,034,287              13.55          21,034,287            12.24
                         ==========             ========        ==========          ========



        NOTES:

        (1) Includes 20,640 Ordinary shares held by A Barton, Mr Barton's wife.
        (2) 242,610 Ordinary shares held for the benefit of Lord M Hussey by RBSTB Nominees Limited.
        (3) Includes (i) 600,000 Ordinary shares held by Barclayshare Nominees Limited for the benefit of Mr D Mattey, (ii) 560,000 Ordinary shares held jointly by Mr D Mattey and Alan Mattey, and
                (iii) 200 Ordinary shares held by A Mattey, Mr Mattey's wife.
        (4) 48,000 Ordinary shares are held in the form of American Depositary Shares.
        (5) 32,000 Ordinary shares are held in the form of American Depositary Shares.
        (6) 100,000 Ordinary shares held for the benefit of Mr Thomas by Bank of New York Nominees Limited.
        (7) Includes (i) 1,334,060 Ordinary shares held jointly by Mr D Wagner and Yaffa Wagner, (ii) 100,000 Ordinary shares held in trust for the benefit of Mr D Wagner by the Daniel Wagner (M.A.I.D) Trust, and (iii) 400,000 Ordinary shares held by S Wagner, Mr Wagner's wife.

(ii) In addition to the interests of the Directors in the issued share capital of the Company disclosed in paragraph (a) above, the following Options remained outstanding under the Share Option Schemes as at 31 March 2000, being the latest date prior to the publication of this document:


                        DATE OF    NUMBER OF   EXERCISE   EXERCISABLE     EXERCISABLE       TOTAL
                         GRANT      ORDINARY   PRICE(GBP)        FROM              TO
                                    SHARES
        I Barton          --            --          --             --              --          --

        M Hussey          --            --          --             --              --          --

        S Maller*      10/10/94      7,040       0.490       01/12/99        31/05/00
                       25/04/95      2,156       0.640       01/06/00        30/11/00
                       10/11/95        308       2.240       01/12/00        31/05/01
                       01/05/96        766       1.800       01/06/01        30/11/01
                       28/04/98        569       1.370       01/07/01        31/12/01
                       28/04/99      1,174       0.990       01/07/02        31/12/02
                       14/03/97     30,000       1.885       14/03/00        14/03/04
                       30/04/98     30,000       1.730       30/04/01        30/04/05
                       08/10/98    120,000       1.500       08/10/01        08/10/05
                       24/03/94     62,727       1.100       24/03/97        24/03/04
                       25/04/95     20,000       0.800       25/04/98        25/04/05
                       04/10/95     17,500       2.480       04/10/98        04/10/05
                       02/07/99    250,000       4.000       02/07/02        02/07/06       542,240

       D Mattey        28/04/99     17,045       0.990       01/07/04        31/12/04
                       30/04/98     30,000       1.730       30/04/01        30/04/05
                       08/10/98    120,000       1.500       08/10/01        08/10/05
                       24/03/97    122,727       1.100       24/03/97        24/03/04
                       02/07/99    325,000       4.000       02/07/02        02/07/06       614,772

       J Molle*        24/03/94     54,545       1.100       24/03/97        24/03/01
                       04/10/95     17,500       2.480       04/10/98        04/10/02
                       14/03/97     30,000       1.885       14/03/00        14/03/04
                       30/04/98     30,000       1.730       30/04/99        30/04/08
                       08/10/98    120,000       1.500       08/10/99        08/10/08
                       05/10/99      5,276       0.590       04/10/00        04/10/00
                       02/07/99    250,000       4.000       02/07/02        02/07/06
                       02/07/99     50,000       4.000       02/07/02        02/07/06       557,321



                        DATE OF    NUMBER OF   EXERCISE   EXERCISABLE     EXERCISABLE       TOTAL
                         GRANT      ORDINARY   PRICE(GBP)        FROM              TO
                                    SHARES
        C Morton*       10/10/94     35,204      0.490       01/12/99        31/05/00
                        04/10/95     17,500      2.480       04/10/98        04/10/02
                        14/03/97     30,000      1.885       14/03/00        14/03/04
                        30/04/98     30,000      1.730       30/04/01        30/04/05
                        08/10/98    120,000      1.500       08/10/01        08/10/05
                        24/03/94     61,364      1.100       24/03/97        24/03/04
                        02/07/99    300,000      4.000       02/07/02        02/07/06       594,068

        P Sommers*      08/10/98    200,000      1.500       08/10/99        08/10/08
                        02/07/99    200,000      0.900       02/07/00        02/07/09
                        23/04/99      2,352      1.280       22/04/01        22/04/01
                        05/10/99      5,276      0.590       04/10/00        04/10/00
                        02/07/99    600,000      4.000       02/07/02        02/07/06     1,007,628

        R Swank         14/11/97     26,844      2.200       14/11/98        14/11/04
                        08/09/98     16,928      1.850       08/09/99        08/09/05        43,772

        A Thomas              --         --         --             --              --           --

        D Wagner        28/04/99     17,045      0.990       01/07/04        31/12/04
                        30/04/98     30,000      1.730       30/04/01        30/04/05
                        08/10/98    130,000      1.500       08/10/01        08/10/05
                        24/03/94    163,636      1.100       24/03/97        24/03/04      340,681

        Total                                                                            3,700,482


        *Subject to completion of the proposals contained within this document, the option terms of the directors indicated will be amended in accordance with paragraph 3(h) above.

(b)     DIRECTORS' INTERESTS IN CONTRACTS

Save as for the bonus to Mr Sommers disclosed in paragraph 8(e) below, no Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which have been effected by any member of the Group during the current or immediately preceding financial year of the Company, or, if effected during an earlier financial year remain in any respect outstanding or unperformed.

(c)     DIRECTORS' OTHER INTERESTS

(i) The Directors currently hold the following directorships and have held the following directorships within the five years prior to the publication of this document (in each case other than in relation to the Group) and are or were partners in the following firms within the five years prior to publication of this document.


                                         CURRENT DIRECTORSHIPS             FORMER DIRECTORSHIPS
                                           AND PARTNERSHIPS:                 AND PARTNERSHIPS:
        Allen Lloyd Thomas(60)        Prideaux & Associates Limited       First Rail Leasing Limited
                                      Ockham Holdings plc                 Ockham Personal Insurance
                                      Moves Group Limited                        Holdings plc
                                      Penna plc                           Kingsmead Underwriting
                                      Penna Holdings plc                        Agency Limited
                                      Meridian Consulting Limited
                                      GHN Limited
                                      Sanders & Sidney plc
                                      Eidos plc
                                      Penna Trustees Limited

        Daniel Wagner(36)             Fifteen Wedderburn Road Limited

        David Gary Mattey(37)         Easynet Group plc                   Mattey Estates Limited
                                      Ultratown Limited                   Uphill Estates Limited
                                      Ultratown Investments Limited

        Patrick Charles Sommers(52)   None                                Centrefile Limited
                                                                          Medicus Systems
                                                                           Corporation
                                                                          Tesseract Systems Inc
                                                                          Usertec Systems Inc
                                                                          Mini-Data Inc



                                         CURRENT DIRECTORSHIPS             FORMER DIRECTORSHIPS
                                           AND PARTNERSHIPS:                 AND PARTNERSHIPS:
        Jason Brooks Molle(35)        None                                 None

        Ciaran Gregory Morton(36)     None                                 None

        Stephen Maller(41)            None                                 None

        Richard Swank(68)             Penton Media Inc                     None

        Ian Joseph Barton(54)         Distributed Information              Octagon Information
                                         Processing Limited                   Industries Limited
                                      Central Europe Trust Company         Octagon Nominees Limited
                                         Limited                           Financial and Commodity
                                      Robot (UK) Limited                      Computer Services
                                      Barton Associates Limited               Limited
                                      Wincanton Security Products          FE1 (1993) Limited
                                         Limited                           Octagon Information
                                                                              Industries (Nominees)
                                                                              Limited
                                                                           Octagon Group Limited
                                                                           Octagon Investment
                                                                              Management Limited

        Lord Hussey Of
         North Bradley(76)            Cadweb Limited                       Institute of Cancer
                                      J.G. Productions Limited                Research; Royal Cancer
                                      Wells Cathedral School                  Hospital (The)
                                       Development Trust
                                      45/47 Courtfield Road
                                       Management Co. Limited
                                      Ruffer Investment Management
                                       Limited



(ii)    No Director:

        (1)     has any unspent convictions;

        (2)     has become bankrupt or entered into any voluntary arrangement;

        (3) has been a director with an executive function of any company or a partner of any firm which, at that time or within 12 months after his ceasing to be a director or a partner (as the case may be), had a receiver appointed or went into compulsory liquidation, or creditors voluntary liquidation or went into administration, or entered into company or partnership voluntary arrangements or made any composition or arrangement with its creditors;

        (4) has had any public criticism against him by any statutory or regulatory authority (including recognised professional bodies) or has been disqualified by a court from acting as a director or acting in the management or conduct of the affairs of any company.

(d)     SUBSTANTIAL INTERESTS

(i) As at 31 March 2000 (being the latest practicable date prior to the publication of this document) the Directors had been notified that the following persons were directly or indirectly interested in three per cent. or more of the issued share capital of the Company:


                                       NUMBER OF         PERCENTAGE OF
        SHAREHOLDER                 ORDINARY SHARES      SHARE CAPITAL
        Lazard Asset Management         8,446,900            5.45%

        Prudential Portfolio Managers   8,117,598            5.28%



(ii) In addition to those disclosed in paragraph 8(d)(i) above, immediately following Admission, the following are expected to have notifiable holdings of three per cent. or more in the issued share capital of the
        Company:


                                     NUMBER OF        PERCENTAGE OF
        SHAREHOLDER               ORDINARY SHARES     SHARE CAPITAL
        Thomson Corporation           9,297,290            5.42%

        Jiyu Holdings                 7,038,123            4.10%


(e)     DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

(i) The following are particulars of the Directors' existing service agreements with the Company:

        EXECUTIVE DIRECTORS

        Messrs Wagner, Sommers, Mattey, Maller, Molle and Morton have entered into service agreements with the Company in relation to their respective roles in the Company. Each of the Executive Directors' service agreements continue until the relevant director reaches retirement age, unless earlier termination.

        Mr Sommers' service agreement states that both the Company and the Executive Director are entitled to terminate the service agreement at any time without notice, with or without cause.

        The service agreements for Messrs Wagner, Mattey, Maller, Molle and Morton may be terminated by either the Company or the relevant Executive Director, giving not less than 12 months' notice. The Company is entitled to terminate these agreements without notice in certain circumstances, including reasons of serious misconduct or failure by the Executive Director to satisfactorily perform his duties under the service agreement.

        The annual salary for Mr Sommers' is $325,000. His service agreement also provides that he is eligible for a bonus of up to 100% of base salary, to be determined by reference to certain performance criteria. Mr Sommers is entitled to participate in the Company's health insurance schemes.

        In connection with the Sale, the Company has also agreed to pay to Pat Sommers a bonus, conditional on completion of the Sale, of $1.5 million. The bonus will be paid as to half in cash and as to the remainder by the issue of Ordinary Shares, credited as fully paid. The price of the Ordinary Shares to be issued will be equal to the average mid market closing price for the Ordinary Shares during the period from 8 March 2000 to 7 April 2000. Mr Sommers will be restricted from disposing of the Ordinary Shares issued pursuant to the bonus for a period of 12 months from issue. The Company has also agreed to grant Mr Sommers options to subscribe for the equivalent number of Ordinary Shares to be issued pursuant to the bonus arrangement. The exercise period for the options will be the period beginning 12 months after issue and ending 7 years after issue.

        The current annual salaries for Messrs Wagner, Mattey, Maller, Molle and Morton are GBP190,000, GBP160,000, GBP120,000, $264,000 and GBP150,000
        respectively. Each of these service agreements also provides that the Company may, in its sole discretion, pay to the Executive Director a bonus of such amount as the Board of Directors of the Company may determine. These Executive Directors are also entitled to (i) reimbursement in respect of all reasonable expenses incurred in the proper performance of their duties; (ii) a company car or a cash sum in lieu of a car; and (iii) participation in any pension scheme and permanent health insurance and medical expenses schemes operated by the Company from time to time.

        All the Executive Directors' service agreements contain certain post-employment restrictions which would prevent the Executive Directors from engaging in activities which compete with the business of the Company.

        NON-EXECUTIVE DIRECTORS

        Messrs Thomas, Barton, Hussey and Swank have entered into engagement letters with the Company which are terminable at the will of the parties. The engagement letters entitle Messrs Thomas, Barton, Hussey and Swank to be paid an annual fee of GBP65,000, GBP25,000, GBP25,000 and GBP25,000 respectively plus reasonable expenses incurred in the proper performance of their duties.

(ii) The aggregate remuneration of the Directors (including bonuses and compensation for loss of office) and benefits in kind during the last completed financial year ended 31 December 1999 amounted to GBP1,190,949.

9.      LITIGATION

(a)     CONTINUING GROUP

(i) The Company is involved in a class action suit claiming copyright infringement on the part of a former subsidiary of the Company, The UnCover Company. On 7 March 2000, an agreement was reached with the representative plaintiffs to settle the suit. The settlement will not have a material adverse effect on the Company. The settlement must be submitted to class members for objection and must ultimately be approved by the trial court. If this settlement is not approved (an event which the Directors regard as unlikely), continued litigation could result in a judgment that would have a material adverse effect on the Company. The Company believes that its ultimate exposure in this matter could be reduced as a result of indemnity and insurance claims it has against third parties.

(ii) Save as disclosed above, no member of the Continuing Group is or has been involved in any legal or arbitration proceedings which may have, or have had, during the twelve months preceding the date of this document a significant effect on the Continuing Group's financial position nor are any such proceedings pending or threatened.

(b)     INFORMATION SERVICES DIVISION

(i) The Company is aware of certain precedents and asserted claims in the United States and Canada relating to the respective rights of authors and publishers of collective works, including without limitation Tasini
        v. New York Times, Ryan v. CARL Corporation, Robertson v. Thomson, and ERDC v. Southam. If upheld, these precedents and claims could have a material adverse effect on online information providers.

(ii) Save as disclosed above, no member of the Information Services Division is or has been involved in any legal or arbitration proceedings which may have, or have had, during the twelve months preceding the date of this document a significant effect on the Information Service Division's financial position nor are any such proceedings pending or threatened.

10.     MATERIAL CONTRACTS

(a)     The Continuing Group
The following contracts have been entered into by companies comprised within the Continuing Group otherwise than in the ordinary course of business which (a) have been entered into in the two years immediately preceding the date of this document and which are or may be material and/or (b) contain provisions under which any such company has any obligation or entitlement which is material to the Continuing Group as at the date of this document:

(i) A facility agreement dated 17 October 1997 (the "Facility Agreement ") between (1) the Company and others as borrowers and/or guarantors, (2) Chase Manhattan as arranger, (3) ABN AMRO as joint arranger, (4) Rothschilds as co-arranger, (5) the financial institutions named in the Facility Agreement as banks, (6) Chase Manhattan International Limited as Facility Agent and (7) Chase Manhattan International Limited as Security Agent. Under the Facility Agreement the Company was granted a term loan facility of US$92.5 million and the Company and certain other group members were granted a revolving credit facility of US$25 million. The term loan was used to finance the acquisition of Knight-Ridder Information Services and associated costs. Advances under the revolving facility are used by the Company and its subsidiaries for their general working capital requirements. On 13 May 1999, the Facility Agreement was amended to allow the Company to borrow a further $25 million which was used towards satisfying the Company's obligations to repay part of the principal of the original term loan and to meet interest costs on the Notes. The rate of interest payable on advances under the Facility Agreement is variable and is calculated by reference to a margin of 2.5% over LIBOR. The Company proposes to repay all amounts outstanding under the Facility Agreement with the proceeds of Sale arising from the Sale. The Facility Agreement contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, guarantees, investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Facility Agreement, the Company is required to comply with specified ratios and tests, including minimum interest coverage, minimum fixed charge coverage and maximum leverage ratios and a limitation on capital expenditures. Pursuant to terms of the Facility Agreement, the Company and certain of its subsidiaries have entered into various security documents, including the following:

        (aa) a debenture between (1) the Company and certain of its subsidiaries as charging companies and (2) Chase Manhattan International Limited as Security Agent pursuant to which the charging companies have granted fixed and floating charges over all of their assets and undertakings;

        (bb)    a charge over accounts between (1) the charging companies and
                (2) the Security Agent pursuant to which the charging companies have granted a first fixed charge over certain of their bank accounts; and

        (cc) a deed of assignment between (1) the Company as assignor and (2) the Security Agent assigning the Company's interest in certain keyman life insurance policies.

(ii) an agreement dated 18 November 1998 between the Company and the holders of shares in Write Works Ltd and Prosmart Systems Ltd ("Vendors") pursuant to which the Company purchased the entire issued share capital of those companies for an initial consideration of GBP2,115,000. GBP965,000 of the initial consideration was satisfied in cash and the balance by the allotment to the Vendors of 694,025 Ordinary Shares.
        The agreement contains warranties and indemnities given by the Vendors in favour of the Company. Further consideration of up to a maximum of GBP3.8 million in cash and shares (cash of GBP2.8 million and shares of GBP1 million) will be paid on the achievement of Write Works earnings targets over the next two years. The number of shares to be issued as part of the deferred consideration will be calculated by reference to the closing middle market price of a Dialog share on the five trading days preceding the issue of the shares;

(iii) On 24 March 2000, the Company launched a cash tender offer and consent solicitation relating to its $180,000,000 11% Senior Subordinated Notes due 2007 (the "Notes"). The cash tender offer consists of an offer to purchase any or all of the outstanding Notes tendered pursuant to the offer at a price of $1,000 per $1,000 principal amount of the Notes together with accrued and unpaid interest thereon up to but not including the date of payment. In conjunction with the tender offer, the Company is also soliciting consents from the holders of the Notes to the adoption of certain proposed amendments to the Indenture governing the Notes. These proposed amendments if adopted, would have the effect of eliminating or amending certain covenants and eliminating or amending certain events of default in the Indenture. The tender offer will remain open until 12:00 midnight (New York City time) on 20 April 2000 (the "Expiration Date") unless extended. The tender offer is subject to a number of conditions including:

        - that at least 95 per cent. of the outstanding principal amount of the Notes be validly tendered and not withdrawn prior to the Expiration Date;

        - receipts of consents from the holders of a majority of the outstanding principal amount of the Notes and the execution of the Supplemental Indenture providing for those amendments;

        -       the consummation of the Sale with the Thomson Corporation; and

        - the repayment of all obligations of the Company, including the payment of any unpaid and accrued interest and fees, to the extent such fees are not waived, under and in respect of the Company's Facility Agreement.

(iv) an agreement dated 13 October 1999 between the Company and the holders of the shares in Muscat Limited (the "Vendors") pursuant to which the Company purchased 30% of the issued share capital of Muscat Limited for consideration of GBP2.5 million, giving the Company 100% ownership. The consideration was satisfied by the issue of 3,012,936 Ordinary Shares;

(v) the instruments creating the 2002 Warrants, 2004 Warrants and 2009 Warrants summarised in paragraph 3(i) and (j) above;

(vi)    an Agreement dated 23 March 2000 between the Company (1), and Thomson
        (2) pursuant to which the Company has agreed to sell to Thomson and Thomson has agreed to purchase Dialog's Information Services Division comprising the entire issued share capitals of The Dialog Corporation and various subsidiaries of The Dialog Corporation plc and Dotcom Investments BV together with the business of the Information Services Division as carried on by The Dialog Corporation plc comprising the business of "Dialog", "Profound" and "Datastar" for a consideration of $115 million payable in cash and the repayment to the Company of intra-group debt totalling $160 million on Completion. The consideration is subject to adjustment in accordance with the provisions of clause 4 of the Agreement having reference to Working Capital. The ISD will also be sold cash free which together with the working capital adjustment allows Dialog to retain the benefit of operating profits made by the ISD up to Completion.

        Pursuant to the terms of the Sale Agreement Dialog has also agreed on Completion to allot to Thomson 9,297,290 Ordinary Shares (conditional on Admission) for a total subscription price of GBP15,851,879 million payable on Admission.

        The Sale Agreement contains warranties given by Dialog to Thomson in respect of the Companies and the Business being sold. The warranties are given at the date of the Agreement and are to be repeated on the Business Day prior to Completion. Dialog's liability under such warranties is limited to $150 million. Also, no liability shall attach to Dialog unless the aggregate amount of such liability under the warranties shall exceed $2.5 million and $250,000 in respect of taxation claims. Other limitations on Dialog's liability are contained in Clause 7 of the Agreement.

        Under certain circumstances, and in particular if there has been a material breach of the warranties or a claim for class action litigation, as described in paragraph 9(b)(i) above, before Completion, Thomson may rescind the contract. If Thomson rescinds the Agreement, Dialog has agreed to indemnify Thomson against all costs, charges and expenses incurred by Thomson in connection with the negotiation, preparation and rescission of the Agreement.

        Completion is conditional upon:

        -       the shareholders of the Company approving the Sale;

        - all filings having been made and all or any appropriate waiting periods under the US Hart Scott Rodino Anti-Trust Improvements Act 1976 having expired, lapsed or been terminated in respect of the Sale;

        - the agreement of the London Stock Exchange to admit the shares to be subscribed by Thomson and by Jiyu to listing on the London Stock Exchange;

        - Dialog having received consents from the holders of a majority of the Notes to the adoption of various proposed amendments to the Indenture, the Trustee having executed a supplemental indenture in connection with such proposed amendments, and Noteholders holding at least 95% (or such lesser percentage as the Company may agree but not less than a majority) of the outstanding principal of the Notes having tendered and not withdrawn their Notes for redemption;

        - each of the Banks and the Facility Agent (both as defined in the Facility Agreement dated 17 October 1997 (as amended)
                ("Facility Agreement ") having executed a letter providing for the waiver of certain provisions of, and payment and satisfaction of Dialog's obligations under, the Facility Agreement;

        - there having been no transfer of intellectual property rights since 1 March 2000 and the Facility Agent having confirmed this in writing to Thomson; and

        - approval from the German Federal Cartel Office in terms reasonably satisfactory to Thomson.

        all such conditions having been met or waived by or on 15 June 2000.

        If the condition as to Shareholders' approval is not satisfied and the Directors have ceased to recommend the Shareholders to approve the Sale, Dialog has undertaken to pay forthwith the sum of US$2.75 million to Thomson as compensation for Thomson's costs and expenses incurred in connection with the Sale. The Sale Agreement contains certain restrictions on Dialog including preventing it for 30 months after Completion from engaging in or operating a business that engaging in or operating any business which directly or indirectly aggregates, stores and distributes for general consumption information similar to that offered by the Seller in relation to the Business or the companies being sold prior to Completion.

        On Completion, Dialog is under an obligation to enter into the following agreements:

        - a Tax Deed which will operate to indemnify Thomson for certain tax liabilities in connection with the Information Services Division;

        - a Distribution Agreement between the Company and The Dialog Corporation Inc (the "Licensor") for the distribution by the Company of the Licensed Information. Under the Distribution Agreement, the Company will be granted a world-wide right and non-exclusive licence to distribute all information made and distributed by the Licensor in connection with the products and services controlled and operated by the Company. The term of the Distribution Agreement will be for an initial period of three years automatically renewable for further three year periods thereafter subject to termination by either party on not less than 12 months' written notice immediately prior to the expiration of the then current term. Dialog will have the right to determine the prices at which it sells the products and services and the licensed information contained therein. Dialog will pay the Licensor a distribution fee equivalent to 75 per cent. of the Licensor's list price for the licensed information (as amended from time to time) such fee to be paid monthly within 45 days of demand. Either party may terminate the Agreement for an unremedied material breach by or liquidation of the other;


(vii) a Software Licence and Maintenance Agreement between Dialog and a Thomson Nominated Subsidiary ("Licensee") whereby Dialog will grant to the Licensee and its present and future subsidiaries a non-exclusive, non-transferable, non-assignable, royalty-free, perpetual and world wide licence to use software owned by Dialog in relation to the business of its Information Services Division carried on by Dialog immediately prior to the date of the agreement or 1 May 2000 ("Effective Date") comprising the business of "Dialog", "Profound", and "DataStar". The agreement will commence on the Effective Date and will continue in force until terminated by either party in accordance with its terms, namely, 30 days' written notice on the occurrence of an unremedied or a breach incapable of remedy. Under the agreement, Dialog will agree to provide to the Licensee various maintenance services in respect of the InfoSort software used in connection with the products the subject of the agreement. Fees are to be paid by the Licensee to Dialog within 30 days of invoice. The agreement will contain limited warranties given by Dialog to the licensee in respect of the software. Licensor's liability for breach of warranty, shall for each event or series of connected events be limited to the amount of fees paid to the Licensor under the agreement; and

(viii) a subscription agreement dated 23 March 2000 between the Company and Jiyu Holdings for either, at Jiyu's option, such number of ordinary shares of 1 pence each in the capital of the Company whose value when ascertained in accordance with the terms of the agreement shall be nearest to but not less than GBP12,000,000 or up to 10 million ordinary shares of 1 pence each in the capital of the Company at a price per share calculated in accordance with the terms of the agreement but not to exceed GBP12,000,000.

        The agreement is conditional upon completion of the Sale, the provision of evidence reasonably required by Jiyu that the bond tender was successful, the Company's senior indebtedness has been repaid, the creation by the Company of an internet/e-commerce incubator fund, shareholder approval for the issue of the New Shares, admission of the New Shares to the Official List, no breach of the warranties as contained in the subscription agreement, and Thomson having entered into an agreement with the Company to subscribe ordinary shares in the capital of the Company having an aggregate subscription price of not less than $15,000,000. All such conditions are to be satisfied by 5 June 2000, or such later date as may be agreed in writing.

        The subscription agreement gives Jiyu, whilst it holds not less than 70 per cent. of the shares issued to it under the agreement, an entitlement to nominate a representative to sit on the investment committee of the Company's new internet/e-commerce incubator fund.

        The Company gives certain warranties to Jiyu on the basis that they will remain true and accurate from 6 March 2000 to completion of the subscription. No liability shall attach to the Company for a claim under the warranties unless it materially adversely affects the interests of Jiyu in the context of the subscription. No liability under the warranties shall arise unless a claim exceeds GBP100,000 in which case the Company is liable for the whole amount and not just the excess. The Company's liability under the warranties is capped at the total subscription price, and expires on 31 August 2001.

(b)     INFORMATION SERVICES DIVISION
The following contracts have been entered into by companies comprised within the Information Services Division otherwise than in the ordinary course of business, which (a) have been entered into in the two years immediately preceding the date of this document and which are or may be material and/or (b) contain provisions under which any such company has any obligation or entitlement which is material to the Information Services Division as at the date of this document:

(i) On 10 November 1999, the Company entered into an outsourcing agreement with ICL whereby ICL has agreed to manage the Company's data centre in Palo Alto, California, host to the Dialog information services. Under the terms of the agreement, Dialog received an initial payment of $4.0 million (GBP2.5 million) for the transfer of management of the data centre and its assets to ICL. In addition, ICL will invest $3.5 million (GBP2.2 million) to upgrade the data centre hardware and systems. Pursuant to the agreement, Dialog continues to maintain the lease on the property.

11.     WORKING CAPITAL

The Company considers that, having regard to the net proceeds of the Sale and the issue of the New Ordinary Shares receivable by the Company, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

The Company has an obligation to repay approximately $10.9 million of senior indebtedness on 9 May 2000 and interest on the Notes of $9.9 million falling due on 15 May 2000. In the event that Shareholder approval is not obtained then the Company will also be obliged to pay $2.75 million to Thomson as described in
Part I of this document. In the absence of the Sale, the Group does not have sufficient cash or available headroom within its existing banking facilities to meet its near term debt servicing payments, and would have to seek alternative funding from existing or new lenders. There can be no assurance that the Company would succeed in obtaining such alternative funding, and there would therefore be a significant risk that the Company would have to seek protection from its creditors through the appropriate UK and US procedures.

12.     SIGNIFICANT CHANGES

(a)     THE CONTINUING GROUP
There has been no significant change in the financial or trading position of the Continuing Group since 31 December 1999, the date to which the results set out in the preliminary announcement contained in Part III of this document were prepared.

(b)     INFORMATION SERVICES DIVISION
There has been no significant change in the financial or trading position of ISD since 31 December 1999, the date to which the results set out in the preliminary announcement contained in Part III of this document were prepared.

13.     GENERAL

(a) There are no costs and expenses of, and incidental to, the Subscriptions which are payable by the Company.

(b) PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its letter and the references to such letter and to itself in the form and context in which they appear and has authorised the contents of its letter for the purposes of section 152(1)(e) of the Financial Services Act 1986.

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(c)     The financial information set out in this document relating to the Group does not constitute statutory accounts of the Group within the meaning of section 240 of the Act. PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6NN has made a report under section 235 of the Act upon the statutory accounts of the Group in respect of the years ended 31
        December 1996, 31 December 1997 and 31 December 1998. Each such report was unqualified and did not contain a statement under section 237(2) or
        (3) of the Act. The statutory accounts for the Group for each such financial period have been delivered to the Registrar of Companies in England and Wales in accordance with to section 242 of the Act.

14.     DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal working hours on any weekday (Saturdays and public holidays excepted) at the offices of Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ for the period up to and including 26 April 2000:


(a)     the Memorandum and Articles of Association of the Company;

(b) the consolidated audited statutory accounts of the Group for the two years ended 31 December 1998 together with the preliminary results for the year ended 31 December 1999;

(c)     the material contracts referred to in paragraph 10 above;

(d)     the letter of consent referred to in paragraph 13(b) above;

(e) the service agreements and letters of appointment referred to in paragraph 8(e) above;

(f) the rules of the Share Option Schemes summarised or referred to in paragraph 5 above;

(g) the letter from PricewaterhouseCoopers set out in Part V of this document;

(h)     the Indenture; and

(i) the warrant instruments in relation to the 2002 Warrants, the 2004 Warrants and the 2009 Warrants as referred to in paragraph 3 above.

Dated: 3 April 2000


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                                   DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"Act"                             the Companies Act 1985, as amended

"Admission"                       admission of the New Ordinary Shares to the
                                  Official List of the London Stock Exchange

"Board" or "Directors"            the directors of the Company

"Completion"                      completion of the Sale

"Continuing Group"                the Group as comprised after the Sale has
                                  taken place

"Dialog" or "Company"             The Dialog Corporation plc

"Dialog Group" or "Group"         the Company and its subsidiaries

"Extraordinary General Meeting"   the extraordinary general meeting of Dialog
                                  convened for 2.00 p.m. on Thursday, 27 April
                                  2000, notice of which is set out at the end of this document

"Indenture"                       has the meaning given to it in the definition
                                  of "Notes" below

"Information Services
Division" or "ISD"                the information services division of the Group
                                  comprising the businesses relating to the provision of information services and products

"Jiyu Holdings" or "Jiyu"         Jiyu Holdings Limited

"London Stock Exchange"           London Stock Exchange Limited

"NASDAQ"                          NASDAQ National Market

"New Ordinary Shares"             the 16,335,413 new Ordinary Shares to be
                                  subscribed by Thomson and Jiyu pursuant to the Subscriptions or any of them

"Noteholder"                      a holder of one or more Notes

"Notes" 11 per cent. Senior Subordinated Notes due 2007 of the Company issued pursuant to an indenture ("the Indenture") dated 10 November 1997 which are listed on the London Stock Exchange

"Ordinary Shares"                 the ordinary shares of 1p each in the capital
                                  of the Company

"PricewaterhouseCoopers
Corporate Finance"                a division of PricewaterhouseCoopers

"Proposals"                       the Sale, the Subscriptions and the proposed
                                  change of the Company's name

"Sale" the proposed Sale of the Information Services Division, pursuant to the Sale Agreement

"Sale Agreement"                  the conditional agreement dated 23 March 2000
                                  between Dialog and Thomson relating to the Sale, the principal terms of which are described in paragraph 10 of Part VI of this document

"Shareholder"                     a holder of Ordinary Shares

"Share Option Schemes"            the Dialog share option schemes as described
                                  in paragraph 5 of Part VI of this document


"Subscriptions"                   the proposed subscriptions of New Ordinary
                                  Shares by Thomson and Jiyu on the terms of the Sale Agreement and the Subscription
                                  Agreement

"Subscription Agreement"          the conditional agreements entered into
                                  between the Company and Jiyu, the principal terms of which are described in paragraph 10 of Part VI of this document, pursuant to which has agreed to subscribe for 7,038,123 New
                                  Ordinary Shares

"Thomson"                         The Thomson Corporation

"Trustee"                         the trustee under the Identure (as defined
                                  therein)


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                           THE DIALOG CORPORATION PLC

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at The Royal Automobile Club, 89 Pall Mall, London SW1Y 5HS on 27 April 2000 at 2.00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions, the first of which will be proposed as an ordinary resolution and the second as a special resolution:

                              ORDINARY RESOLUTION

1. THAT, subject to and conditionally upon the passing of resolution 2 below, the proposed Sale by the Group of its Information Services Division on or substantially on the terms and subject to the conditions of the Sale Agreement as defined in the document sent to shareholders of the Company and dated 3 April 2000 (a copy of which agreement is produced to this meeting and signed for the purpose of identification by the Chairman) be and it is approved and the Directors be and they are authorised to do all things that are in the opinion of the Directors (or a duly authorised committee of them) necessary or desirable to give effect to and complete the Sale Agreement with such modifications, amendments, variations or waivers as they (or any such committee) consider to be necessary or desirable and not of a material nature. Shareholders' attention is drawn to the fact that if Shareholder approval is not obtained, the Company will be obliged to pay $2.75 million to Thomson as compensation for its costs and expenses in connection with the sale.

                               SPECIAL RESOLUTION

2. THAT, subject to and conditionally upon the passing of resolution 1 above and the admission of the new ordinary shares of 1 pence each in the issued capital of the Company to trading on the London Stock Exchange becoming effective ("Admission") as detailed in the document sent to shareholders of the Company and dated 3 April 2000 (the "Listing Particulars"):

        (a) the authorised share capital of the Company be increased from GBP1,998,270.00 to GBP2,500,000.00 by the creation of an additional 50,173,000 ordinary shares of 1p each in the capital of the Company;

        (b) the Directors be authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Act) up to an aggregate nominal amount of GBP163,354.13 for the purpose of the Subscriptions (as defined in the Listing Particulars) in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting, such authority to expire on 31 July 2000;

        (c) the Directors be empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by paragraph (b) of this Resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities pursuant to the Subscriptions (as defined in the Listing Particulars) and shall expire at such time as such authority expires;

        (d) the directors be generally and unconditionally authorised in accordance with section 80 of the Act (in addition and without limitation to the authority at paragraph (b) of this Resolution but in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting) to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of GBP572,123.00, provided that this authority shall expire on 27 April 2005 save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired;

        (e) the directors be empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by paragraph (d) of this resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

                (i) in connection with any rights issue or other offering of new equity securities in favour of the holders of equity securities of the Company where the new equity securities attributable to the interests of such persons are proportionate (as nearly as may be) to the respective numbers of the relevant equity securities shares held by them (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractions of such securities, recor dates or the issue and/or transfer and/or holding of any securities in uncertificated form or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and/or

                (ii) pursuant to the acceptance of any scrip dividend offer; and/or

                (iii) pursuant to the terms of any warrants to subscribe equity securities in the Company or any share option scheme or plan or any plan or option scheme in respect of American Depositary Shares for employees and directors approved by the Company in general meeting; and/or

                (iv) (otherwise than pursuant to paragraphs (i), (ii) or (iii) above) having in the case of relevant shares (as defined for the purposes of Section 89 of the Act), a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount not exceeding in aggregate GBP85,818.38, and shall expire at such time as the general authority conferred on the directors by paragraph (d) of this resolution expires save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if such power had not expired;

        (f)     the Company's name be changed to "Bright Station plc".


REGISTERED OFFICE:                                        By Order of the Board
The Communications Building                                       Jonathan Ball
48 Leicester Square                                           COMPANY SECRETARY
London WC2H 7DB
                                                                   3 April 2000


NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy form for use in connection with the meeting accompanies the circular. Additional copies may be obtained from the registered office. The proxy form and any power of attorney under which it is signed must be deposited at the address printed on the proxy form not less than 48 hours before the time appointed for holing the meeting.

3. A person must be registered as the holder of ordinary shares by 2.00 p.m. on 25 April 2000 in order for such person to be entitled to attend and vote at the meeting.